As filed with the Securities and Exchange Commission on October 26, 1999
                                            Registration Nos. 333-84773/811-5672


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
               PRE-EFFECTIVE AMENDMENT NO. 1                    (x)
               POST-EFFECTIVE AMENDMENT NO.                     ( )


                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940

                                Amendment No. 72                (x)
                        --------------------------------
                        (Check appropriate box or boxes)


                           WRL SERIES ANNUITY ACCOUNT
                           ---------------------------
                           (Exact Name of Registrant)

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                   ------------------------------------------
                               (Name of Depositor)

                              570 CARILLON PARKWAY
                          ST. PETERSBURG, FLORIDA 33716
         --------------------------------------------------------------
         (Address of Depositor's Principal Executive Offices) (Zip Code)

               Depositor's Telephone Number, including Area Code:
                                 (727) 299-1800

                               ------------------

                             THOMAS E. PIERPAN, ESQ.
        VICE PRESIDENT, ASSISTANT SECRETARY AND ASSOCIATE GENERAL COUNSEL
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                              570 CARILLON PARKWAY
                          ST. PETERSBURG, FLORIDA 33716
        -----------------------------------------------------------------
                     (Name and Address of Agent for Service)

                                    Copy to:

                              Stephen E. Roth, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415

                               ------------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.


Title of securities being registered: Units of interest in the separate account under flexible premium variable accumulation deferred annuity contracts.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                             WRL FREEDOM ACCESS(SM)
                               VARIABLE ANNUITY

                                 Issued Through
                           WRL SERIES ANNUITY ACCOUNT
                                       By
                  WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

PROSPECTUS
NOVEMBER   , 1999

     This prospectus gives you important information about the WRL Freedom Access,(SM) a flexible premium variable accumulation deferred annuity contract. Please read this prospectus and the fund prospectus before you invest and keep them for future reference. This Contract is available to individuals as well as to certain groups and individual retirement plans.


     You can put your money into 24 investment choices: a fixed account and 23 subaccounts of the WRL Series Annuity Account. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio. Your investments in the portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by Western Reserve.

     The 23 portfolios we currently offer through the subaccounts under this Contract are:

                             WRL SERIES FUND, INC.


 WRL Janus Growth                           WRL Dean Asset Allocation
 WRL Janus Global                           WRL C.A.S.E. Growth
 WRL Alger Aggressive Growth                WRL GE/Scottish Equitable International Equity
 WRL VKAM Emerging Growth                   WRL GE U.S. Equity
 WRL AEGON Balanced                         WRL Goldman Sachs Growth
 WRL AEGON Bond                             WRL Goldman Sachs Small Cap
 WRL LKCM Strategic Total Return            WRL T. Rowe Price Dividend Growth
 WRL Federated Growth & Income              WRL T. Rowe Price Small Cap
 WRL J.P. Morgan Money Market               WRL Salomon All Cap
 WRL J.P. Morgan Real Estate Securities     WRL Pilgrim Baxter Mid Cap Growth
 WRL Third Avenue Value                     WRL Dreyfus Mid Cap
 WRL NWQ Value Equity


     If you would like more information about the WRL Freedom Access,(SM) you can obtain a free copy of the Statement of Additional Information (SAI) dated
November   , 1999. Please call us at 1-800-851-9777 or write us at: Western
Reserve, P.O. Box 9051, Clearwater, Florida 33758-9051. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. The SEC maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.


PLEASE NOTE THAT THE CONTRACT AND THE FUND:
o ARE NOT BANK DEPOSITS
o ARE NOT FEDERALLY INSURED
o ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
o ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL
o INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PREMIUM

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


DEFINITIONS OF SPECIAL TERMS .........................................     1

SUMMARY ..............................................................     3

ANNUITY CONTRACT FEE TABLE ...........................................     9

EXAMPLE ..............................................................    11
 1.  THE ANNUITY CONTRACT ............................................    13
       The Contract ..................................................    13
       Other Contracts ...............................................    13

 2.  ANNUITY PAYMENTS (THE INCOME PHASE) .............................    14
       Annuity Payment Options Under the Contract ....................    14
       Fixed Annuity Options .........................................    15
       Variable Annuity Options ......................................    16
       Guaranteed Minimum Income Benefit Rider (the "Rider") .........    17

 3.  PURCHASE ........................................................    20
       Contract Issue Requirements ...................................    20
       Premium Payments ..............................................    20
       Initial Premium Requirements ..................................    20
       Additional Premium Payments ...................................    20
       Maximum Annual Premium Payments ...............................    20
       Allocation of Premium Payments ................................    21
       Right to Cancel Period ........................................    21
       Annuity Value .................................................    21
       Accumulation Units ............................................    22

 4.  INVESTMENT CHOICES ..............................................    22
       The Separate Account ..........................................    22
       The Fixed Account .............................................    24
       Transfers .....................................................    24
       Dollar Cost Averaging Program .................................    25
       Asset Rebalancing Program .....................................    26
       Telephone or Fax Transactions .................................    26
       Third Party Investment Services ...............................    27

 5.  EXPENSES ........................................................    27
       Partial and Complete Surrenders ...............................    27
       Mortality and Expense Risk Charge .............................    27
       Administrative Charge .........................................    28
       Guaranteed Minimum Income Benefit Rider Charge ................    28
       Separate Account Annuitization Charge .........................    28
       Annual Contract Charge ........................................    29
       Transfer Charge ...............................................    29
       Loan Processing Fee ...........................................    29
       Premium Taxes .................................................    29
       Federal, State and Local Taxes ................................    29
       Portfolio Management Fees .....................................    29
       Waived Charges and Expenses to Employees ......................    30

 6.  TAXES ............................................................   30
       Annuity Contracts in General ...................................   30
       Qualified and Nonqualified Contracts ...........................   30
       Partial and Complete Surrenders - Nonqualified Contracts .......   31
       Multiple Contracts .............................................   32
       Diversification and Distribution Requirements ..................   32
       Partial Surrenders - Qualified Contracts .......................   32
       Partial Surrenders - 403(b) Contracts ..........................   32
       Partial and Complete Surrenders ................................   32
       Taxation of Death Benefit Proceeds .............................   33
       Annuity Payments ...............................................   33
       Transfers, Assignments or Exchanges of Contracts ...............   34
       Possible Tax Law Changes .......................................   34

 7.  ACCESS TO YOUR MONEY .............................................   34
       Partial and Complete Surrenders ................................   34
       Delay of Payment and Transfers .................................   36
       Systematic Partial Surrenders ..................................   36
       Contract Loans for Qualified Contracts .........................   36

 8.  PERFORMANCE ......................................................   38

 9.  DEATH BENEFIT ....................................................   39
       When We Pay a Death Benefit ....................................   39
       When We Do Not Pay a Death Benefit .............................   40
       Standard Death Benefit .........................................   40
       Annual Compounding Death Benefit or Annual Step-Up Death Benefit   40
       Alternate Payment Elections ....................................   42

10.  OTHER INFORMATION ................................................   42
       Ownership ......................................................   42
       Annuitant ......................................................   42
       Beneficiary ....................................................   42
       Assignment .....................................................   42
       Western Reserve Life Assurance Co. of Ohio .....................   43
       The Separate Account ...........................................   43
       Voting Rights ..................................................   43
       Distribution of the Contracts ..................................   44
       Non-Participating Contract .....................................   44
       Variations in Contract Provisions ..............................   44
       Year 2000 Readiness Disclosure .................................   44
       IMSA ...........................................................   45
       Legal Proceedings ..............................................   45
       Financial Statements ...........................................   45

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION ..........   46

APPENDIX A -- CONDENSED FINANCIAL INFORMATION .........................   47

APPENDIX B -- HISTORICAL PERFORMANCE DATA .............................   48

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


 accumulation      The period between the Contract date and the maturity date
 period            while the Contract is in force.
                   -------------------------------------------------------------
 accumulation      An accounting unit of measure used to calculate subaccount
 unit value        values during the accumulation period.
                   -------------------------------------------------------------
 annuitant         The person named in the application, or as subsequently
                   changed, to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit
                   provisions and annuity provision.
                   -------------------------------------------------------------
 annuity value     The sum of the separate account value and the fixed account value.
                   -------------------------------------------------------------
 annuity unit      An accounting unit of measure used to calculate annuity
 value             payments from the subaccounts after the maturity date.
                   -------------------------------------------------------------
                   The issue age is the annuitant's age on his/her birthday
 age               immediately preceding the Contract date. Attained age is the issue age plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same
                   meaning as "attained age" in the Contract.
                   -------------------------------------------------------------
 beneficiary(ies)  The person(s) entitled to receive the death benefit proceeds under the Contract.
                   -------------------------------------------------------------
 cash value        The annuity value less the annual Contract charge, any
                   applicable premium taxes and any Guaranteed Minimum Income
                   Benefit Rider charge.
                   -------------------------------------------------------------
 Code              The Internal Revenue Code of 1986, as amended.
                   -------------------------------------------------------------
 Contract date     The later of the date on which the initial premium payment is received and the date that the properly completed application is received at Western Reserve's administrative office. It is also the date when, depending on your state of residence, we allocate your premium payment(s) either to the reallocation account or to the fixed account and the subaccounts you
                   selected on your application. We measure Contract years,
                   Contract months and Contract anniversaries from the Contract date.
                   -------------------------------------------------------------
 death report day  The valuation date on which we receive proof of annuitant's death and your beneficiary's election regarding payment.
                   -------------------------------------------------------------
 fixed account     An allocation option under the Contract, other than the
                   separate account, that provides for accumulation of premium payments and options for annuity payments on a fixed basis.
                   The fixed account may not be available in all states.
                   -------------------------------------------------------------
 fixed account     During the accumulation period, a Contract's value allocated
 value             to the fixed account.
                   -------------------------------------------------------------
 fund              WRL Series Fund, Inc., an investment company which is
                   registered with the U.S. Securities and Exchange Commission.
                   We reserve the right to add other registered investment
                   companies to the Contract in the future.
                   -------------------------------------------------------------
 in force          Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.
                   -------------------------------------------------------------
 maturity date     The date on which the accumulation period ends and annuity payments begin.
                   -------------------------------------------------------------

 NYSE                New York Stock Exchange.
                     -----------------------------------------------------------
 nonqualified        Contracts issued other than in connection with retirement
 Contracts           plans.
                     -----------------------------------------------------------
 owner               The person(s) entitled to exercise all rights under the
 (you, your)         Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made
                     at a later time.
                     -----------------------------------------------------------
 portfolio           A separate investment portfolio of the fund.
                     -----------------------------------------------------------
 premium             Amounts paid by an owner or on the owner's behalf to
 payments            Western Reserve as consideration for the benefits provided by the Contract. When we use the term "premium payment" in this prospectus, it has the same meaning as "net premium
                     payment" in the Contract, which means the premium payment
                     less any applicable premium taxes.
                     -----------------------------------------------------------
 qualified           Contracts issued in connection with retirement plans that
 Contracts           qualify for special federal income tax treatment under the
                     Code.
                     -----------------------------------------------------------
 reallocation        The WRL J.P. Morgan Money Market subaccount.
 account
                     -----------------------------------------------------------
 reallocation date   The date shown on the schedule page of your Contract when
                     we reallocate all annuity value held in the reallocation
                     account to the fixed account and subaccounts you selected.
                     We place your premium in the reallocation account only if
                     your state requires us to return the full premium in the
                     event you exercise your right to cancel. In all other
                     states, the reallocation date is the Contract date.
                     -----------------------------------------------------------
 separate account    WRL Series Annuity Account, a separate account composed of subaccounts established to receive and invest premium
                     payments not allocated to the fixed account.
                     -----------------------------------------------------------
 separate account    During the accumulation period, a Contract's value in the
 value               separate account, which equals the total value in each
                     subaccount.
                     -----------------------------------------------------------
 subaccount          A subdivision of the separate account that invests
                     exclusively in the shares of a specified portfolio and
                     supports the Contracts. Subaccounts corresponding to
                     each applicable portfolio hold assets under the Contract
                     during the accumulation period. Other subaccounts
                     corresponding to each applicable portfolio will hold assets after the maturity date if a variable annuity option is
                     selected.
                     -----------------------------------------------------------
 surrender           The termination of a Contract at the option of the owner.
                     -----------------------------------------------------------
 valuation date      Each day on which the NYSE is open for trading, except when a subaccount's corresponding portfolio does not value its
                     shares. Western Reserve is open for business on each day
                     that the NYSE is open.
                     -----------------------------------------------------------
 valuation period    The period of time over which we determine the change in
                     the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at
                     the close of normal trading on the NYSE (currently 4:00
                     p.m. Eastern time on each valuation date) and ends at the
                     close of normal trading of the NYSE on the next valuation
                     date.
                     -----------------------------------------------------------

SUMMARY
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS, WHICH DISCUSS THE TOPICS IN MORE DETAIL. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT

     The WRL Freedom Access(SM) is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by Western Reserve Life Assurance Co. of Ohio (Western Reserve, we, us). It is a contract between you, as the owner, and Western Reserve, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

     The Contract allows you to direct your money into any of the 23 subaccounts. Each subaccount invests exclusively in a single portfolio of the fund. The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

     You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

     You can transfer money between any of the investment choices during the accumulation period, subject to the limit on transfers from the fixed account.


     The Contract also allows you to select an annual compounding death benefit or annual step-up death benefit (see page 39) and a Guaranteed Minimum Income Benefit Rider (see page 16).


     The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money you can accumulate during the accumulation period, as well as the Contract's annuity payment option you choose, will determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

     The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time.

3. PURCHASE


     You can buy this Contract with $25,000 or more under most circumstances. You can add as little as $50 at any time during the accumulation period.

4. INVESTMENT CHOICES

     You can invest your money in any of the 23 fund portfolios by directing it to the corresponding subaccount. The portfolios are described in the fund prospectus. The portfolios now available to you under the Contract are:




     [ ] WRL Janus Growth                           [ ] WRL Dean Asset Allocation
     [ ] WRL Janus Global                           [ ] WRL C.A.S.E. Growth
     [ ] WRL Alger Aggressive Growth                [ ] WRL GE/Scottish Equitable
     [ ] WRL VKAM Emerging Growth                         International Equity
     [ ] WRL AEGON Balanced                         [ ] WRL GE U.S. Equity
     [ ] WRL AEGON Bond                             [ ] WRL Goldman Sachs Growth
     [ ] WRL LKCM Strategic Total Return            [ ] WRL Goldman Sachs Small Cap
     [ ] WRL Federated Growth & Income              [ ] WRL T. Rowe Price Dividend Growth
     [ ] WRL J.P. Morgan Money Market               [ ] WRL T. Rowe Price Small Cap
     [ ] WRL J.P. Morgan Real Estate Securities     [ ] WRL Salomon All Cap
     [ ] WRL Third Avenue Value                     [ ] WRL Pilgrim Baxter Mid Cap Growth
     [ ] WRL NWQ Value Equity                       [ ] WRL Dreyfus Mid Cap


     Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.


     You can also allocate your premium payments to the fixed account. The fixed account may not be available in all states.


5. EXPENSES

     We do not take any deductions from premium payments at the time you buy the Contract. You invest the full amount of each premium payment in one or more of the investment choices.


     We deduct a daily mortality and expense risk charge of 1.25% (1.40% if you select the annual compounding death benefit or annual step-up death benefit) and a daily administrative charge of 0.40% each year from the money you have invested in the subaccounts.

     During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary and at the time of surrender. We currently waive this charge if either your annuity value, or the total premiums you have paid us, minus all partial surrenders, equals or exceeds $50,000 on the Contract anniversary when this charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.


     We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.

     We will deduct state premium taxes, which currently range from 0% to 3.50%, if you surrender the Contract, or partially surrender its value, or if we pay out death benefit proceeds, or if you begin to receive regular annuity payments. We only charge you premium taxes in those states that require us to pay premium taxes.


     The portfolios deduct investment fees and expenses from amounts you have invested in the portfolios. These charges range from 0.46% to 1.50% annually, depending on the portfolio. See the Annuity Contract Fee Table in this prospectus and How the Fund is Managed and Organized in the fund prospectus.

     If you select the Guaranteed Minimum Income Benefit Rider, there is an annual charge during the accumulation phase of 0.30% of the minimum annuitization value. We deduct the Rider charge from your annuity value on each Contract anniversary and on the termination date of the Rider. We waive the Rider charge if your annuity value on any Contract anniversary exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. If you annuitize under the Rider, we will assess a daily separate account annuitization charge at an annual rate of 2.50% of the daily net assets in the subaccounts; this charge will be reflected in your variable payments. The separate account annuitization charge is paid in place of the mortality and expense risk charge and the administrative charge.


6. TAXES


     The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may also be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase are considered partly a return of your original investment so that part of each payment is not taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified plan.


7. ACCESS TO YOUR MONEY

     You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial surrender if it reduces the cash value below $25,000. No partial surrenders may be made from the fixed account without prior consent from us. For qualified Contracts issued under Code
Section 403(b), certain restrictions will apply. You may also have to pay federal income tax and a penalty tax on any money you take out. No surrender charges apply.


     Partial surrenders may reduce the death benefit (and certain values under the Guaranteed Minimum Income Benefit Rider) by more than the amount surrendered.

8. PERFORMANCE

     The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

9. DEATH BENEFIT

     If you are both the owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit.

     If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who would receive it. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.


     The standard death benefit will be the greater of:


     o  the annuity value of your Contract on the death report day; and
     o the total premium payments you make to the Contract (less partial surrenders).


     In addition to the standard death benefit, you may select one of the following death benefit options for an additional charge:


     o  annual compounding death benefit; or
     o  annual step-up death benefit.


10. OTHER INFORMATION

     RIGHT TO CANCEL PERIOD. You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. If state law requires, we will refund your original premium payment(s). In those states, we will place your premium payment(s) in the reallocation account until the reallocation date. We determine the value of the refund as of the date we receive the returned Contract. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days or receive a different refund amount.

     WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

     ADDITIONAL FEATURES. This Contract has additional features that might interest you. These include the following:



     o SYSTEMATIC PARTIAL SURRENDERS -- You can arrange to have money automatically sent to you monthly, quarterly, semi-annually, or annually while your Contract is in the accumulation period. Amounts you receive may be included in your gross income and, in certain circumstances, may be subject to penalty taxes.



     o DOLLAR COST AVERAGING -- You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the WRL J.P. Morgan Money Market or WRL AEGON Bond subaccounts to your choice of subaccounts. Dollar cost averaging does not guarantee a profit and does not protect against a loss if market prices decline.

     o ASSET REBALANCING -- We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.



     o TELEPHONE OR FAX TRANSACTIONS -- You may make transfers, partial surrenders and/or change the allocation of additional premium payments by telephone or fax.



     o CONTRACT LOANS -- If you own a qualified Contract, you can take out Contract loans during the accumulation period, subject to certain restrictions.


     o ANNUAL COMPOUNDING DEATH BENEFIT -- You may add this feature for an additional charge. You must select this feature on your application. This feature ensures that any death benefit payable on the death of the annuitant will be no less than total premium payments, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after your 81st birthday.

     o ANNUAL STEP-UP DEATH BENEFIT -- You may add this feature for an additional charge. You must select this feature on your application. This feature ensures that any death benefit payable on the death of the annuitant will be no less than the highest annuity value on any Contract anniversary prior to the annuitant's 81st birthday. The highest annuity value will be increased for premium payments you have made and decreased for any adjusted partial surrenders we have paid to you following the Contract anniversary on which the highest annuity value occurs.

     o GUARANTEED MINIMUM INCOME BENEFIT RIDER -- You may add this Rider for an additional charge. It assures you of a minimum level of income in the future upon annuitization, provided you satisfy certain conditions and annuitize under the options available in the Rider.


     These features are not available in all states and may not be suitable for your particular situation.

     Certain states place restrictions on access to the fixed account, on the death benefit calculation and on other features of the Contract. Consult your agent and the Contract form for details.

11. INQUIRIES

     If you need additional information, please contact us at:

       Western Reserve Life
       Annuity Department
       P.O. Box 9051
       Clearwater, FL 33758-9051
       1-800-851-9777

ANNUITY CONTRACT FEE TABLE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                  OWNER TRANSACTION EXPENSES
Sales Load On Premium Payments ........                  None

Maximum Surrender Charge ..............                  None

Transfer Charge ....................... $10 After 12 Per Year

Loan Processing Fee(1) ................          $30 Per Loan

Guaranteed Minimum Income
   Benefit Rider Charge during the
   accumulation period (optional)(2)...                 0.30%
=============================================================

ANNUAL CONTRACT CHARGE(4)(5) .......... $30 Per Contract Year





          SEPARATE ACCOUNT ANNUAL EXPENSES
 (AS A PERCENTAGE OF AVERAGE SEPARATE ACCOUNT VALUE
           DURING THE ACCUMULATION PERIOD)
-----------------------------------------------------
UNDER STANDARD DEATH BENEFIT:

Mortality and Expense Risk Charge(3) ......... 1.25%
Administrative Charge(3) ..................... 0.40%
                                               ----
TOTAL SEPARATE ACCOUNT ANNUAL
   EXPENSES .................................. 1.65%

WITH ANNUAL COMPOUNDING DEATH BENEFIT OR
ANNUAL STEP-UP DEATH BENEFIT ADDED (OPTIONAL):

Mortality and Expense Risk Charge(3) ......... 1.40%
Administrative Charge(3) ..................... 0.40%
                                               ----
TOTAL SEPARATE ACCOUNT ANNUAL
   EXPENSES .................................. 1.80%


--------------------------------------------------------------------------------

                         PORTFOLIO ANNUAL EXPENSES(6)
   (as a percentage of average net assets and after expense reimbursements)


                                                                                 TOTAL PORTFOLIO
                                                   MANAGEMENT                        ANNUAL
 PORTFOLIOS                                           FEES      OTHER EXPENSES      EXPENSES
 WRL SERIES FUND, INC.(7)(8)
 WRL Janus Growth(9)                                 0.78%          0.05%             0.83%
 WRL Janus Global(10)                                0.80%          0.15%             0.95%
 WRL Alger Aggressive Growth                         0.80%          0.11%             0.91%
 WRL VKAM Emerging Growth                            0.80%          0.09%             0.89%
 WRL AEGON Balanced                                  0.80%          0.11%             0.91%
 WRL AEGON Bond                                      0.45%          0.09%             0.54%
 WRL LKCM Strategic Total Return                     0.80%          0.06%             0.86%
 WRL Federated Growth & Income                       0.75%          0.15%             0.90%
 WRL J.P. Morgan Money Market                        0.40%          0.06%             0.46%
 WRL J.P. Morgan Real Estate Securities(11)          0.80%          0.20%             1.00%
 WRL Third Avenue Value                              0.80%          0.20%             1.00%
 WRL NWQ Value Equity                                0.80%          0.09%             0.89%
 WRL Dean Asset Allocation                           0.80%          0.06%             0.86%
 WRL C.A.S.E. Growth                                 0.80%          0.20%             1.00%
 WRL GE/Scottish Equitable International Equity      1.00%          0.50%             1.50%
 WRL GE U.S. Equity                                  0.80%          0.25%             1.05%
 WRL Goldman Sachs Growth(12)                        0.90%          0.10%             1.00%
 WRL Goldman Sachs Small Cap(12)                     0.90%          0.10%             1.00%
 WRL T. Rowe Price Dividend Growth(12)               0.90%          0.10%             1.00%
 WRL T. Rowe Price Small Cap(12)                     0.75%          0.25%             1.00%
 WRL Salomon All Cap(12)                             0.90%          0.10%             1.00%
 WRL Pilgrim Baxter Mid Cap Growth(12)               0.90%          0.10%             1.00%
 WRL Dreyfus Mid Cap(12)                             0.85%          0.15%             1.00%

 (1) Loans are available for qualified Contracts only.

 (2) This Rider is optional. You may add this Rider when we issue the Contract, or within each 30-day period following each Contract anniversary. If you add it, we will impose during the accumulation period an annual Rider charge equal to 0.30% of the minimum annuitization value on each Contract anniversary and on the termination date of the Rider (which includes upgrades of the minimum annuitization value and Contract surrender). We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but the charge will never exceed 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of the annuity value in each account. If the annuity value on any Contract anniversary exceeds the Rider charge threshold (currently 2.0) times the minimum annuitization value, we will waive the Rider charge otherwise payable on that Contract anniversary.


     If you later choose to annuitize under this Rider, we will impose a daily separate account annuitization charge equal to an annual rate of 2.50% of the daily net asset values in the subaccounts in place of the mortality and expense risk and administrative charges. We may change this charge in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 3.50%.
 (3) These charges apply to each subaccount. They do not apply to the fixed account. The mortality and expense risk charge of 1.25% applies when you have selected the standard death benefit. If you select the annual compounding death benefit or annual step-up death benefit, then the mortality and expense risk charge will increase to 1.40%. These charges apply during the accumulation period. After the maturity date, we will charge a daily separate account annuitization charge equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges. If you select the Guaranteed Minimum Income Benefit Rider, and you choose to annuitize under the Rider, then we will impose a daily separate account annuitization charge equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, in place of the mortality and expense risk and administrative charges.
 (4) We may waive the annual Contract charge for Contracts sold to groups of employees with the same employer, including our directors, officers and full-time employees, or other groups where sales to the group reduce our administrative expenses.

 (5) We currently waive this charge if either the annuity value, or the total premium payments, minus all partial surrenders, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable. However, we will deduct this charge from your annuity value if you surrender your Contract completely.

 (6) The fee table information relating to the portfolios is for 1998 and was provided to Western Reserve by the fund. Western Reserve has not independently verified such information.

 (7) Effective January 1, 1997, the fund's Board authorized the fund to charge each portfolio of the fund an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the fund will not deduct the fee from any portfolio before April 30, 2000. You will receive advance written notice if a Rule 12b-1 fee is to be deducted. See the fund prospectus for more details.

 (8) WRL Investment Management, Inc. ("WRL Management"), the investment adviser of the fund, has undertaken, until at least April 30, 2000, to pay expenses on behalf of the portfolios of the fund to the extent normal total operating expenses of a portfolio exceed the following percentage of a portfolio's average daily net assets: 0.70% for WRL AEGON Bond and WRL J.P. Morgan Money Market; 1.00% for WRL Alger Aggressive Growth, WRL Janus Growth, WRL Janus Global, WRL VKAM Emerging Growth, WRL LKCM Strategic Total Return, WRL Federated Growth & Income, WRL J.P. Morgan Real Estate Securities, WRL Third Avenue Value, WRL NWQ Value Equity, WRL Dean Asset Allocation, WRL C.A.S.E. Growth, WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Small Cap, WRL T. Rowe Price Dividend Growth, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth, WRL Dreyfus Mid Cap, and WRL AEGON Balanced; 1.50% for WRL GE/Scottish Equitable International Equity; and 1.30% for WRL GE U.S. Equity. In 1998, WRL Management reimbursed WRL J.P. Morgan Real Estate Securities in the amount of $28,275, WRL Third Avenue Value in the amount of $14,229 and WRL GE/Scottish Equitable International Equity in the amount of $127,763. Without such reimbursements, the total annual expenses during 1998 for WRL J.P. Morgan Real Estate Securities, WRL

     Third Avenue Value and WRL GE/Scottish Equitable International Equity would have been 3.34%, 1.13%, and 1.96%, respectively. See the fund prospectus for a description of the expense limitations that apply to each portfolio of the fund.
 (9) WRL Janus Growth's advisory fee reflects 0.80% of the average daily net assets for the period prior to May 1, 1998, and 0.775% of the first $3 billion of average daily net assets and 0.75% of the average daily net assets in excess of $3 billion for the period May 1, 1998 to December 31, 1998. WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of the portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's average daily net assets above $3 billion (net fee -- 0.75%). This waiver is voluntary and may be terminated at any time upon 90 days' written notice to the fund.
(10) For WRL Janus Global, WRL Management will waive 0.025% of its advisory fee once portfolio average daily net assets reach $2 billion (net fee -- 0.775%.) This waiver is voluntary and may be terminated at any time upon 90 days' written notice to the fund.
(11) Because WRL J.P. Morgan Real Estate Securities commenced operations on May 1, 1998, the percentages set forth as "Other Expenses" and "Total
     Portfolio Annual Expenses" are annualized.

(12) Because WRL Goldman Sachs Growth, WRL Goldman Sachs Small Cap, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, WRL Pilgrim Baxter Mid Cap Growth and WRL Dreyfus Mid Cap commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.

     After the maturity date, we will charge a daily separate account annuitization charge equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges. If you select the Guaranteed Minimum Income Benefit Rider, and you choose to annuitize under the Rider, then we will impose a daily separate account annuitization charge equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, in place of the mortality and expense risk and administrative charges.


EXAMPLE



     You would pay the following expenses on a $10,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire $10,000 is invested in the subaccount listed.

     The expenses reflect both mortality and expense risk and administrative charges totaling 1.80% of account value (assuming that the annual compounding death benefit or annual step-up death benefit has been added), the $30 annual Contract charge, plus the Guaranteed Minimum Income Benefit Rider charge of 0.30% of minimum annuitization value (MAV). In the example, the annual Contract charge of $30 and the Guaranteed Minimum Income Benefit Rider charge of 0.30% are charged at the end of every Contract year.

                                                           IF YOU SURRENDER, ANNUITIZE OR
                                                       REMAIN INVESTED IN THE CONTRACT AT THE
  SUBACCOUNTS                                            END OF THE APPLICABLE TIME PERIOD*
                                                     1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                                    --------   ---------   ---------   ---------
 WRL Janus Growth                                    $328       $1,004      $1,707      $3,597
 WRL Janus Global                                     340        1,039       1,766       3,710
 WRL Alger Aggressive Growth                          336        1,027       1,746       3,672
 WRL VKAM Emerging Growth                             334        1,021       1,736       3,653
 WRL AEGON Balanced                                   336        1,027       1,746       3,672
 WRL AEGON Bond                                       299          917       1,564       3,318
 WRL LKCM Strategic Total Return                      331        1,013       1,722       3,625
 WRL Federated Growth & Income                        335        1,024       1,741       3,663
 WRL J.P. Morgan Money Market                         291          893       1,524       3,240
 WRL J.P. Morgan Real Estate Securities               345        1,054       1,790       3,756
 WRL Third Avenue Value                               345        1,054       1,790       3,756
 WRL NWQ Value Equity                                 334        1,021       1,736       3,653
 WRL Dean Asset Allocation                            331        1,013       1,722       3,625
 WRL C.A.S.E. Growth                                  345        1,054       1,790       3,756
 WRL GE/Scottish Equitable International Equity       395        1,200       2,029       4,208
 WRL GE U.S. Equity                                   350        1,069       1,814       3,803
 WRL Goldman Sachs Growth                             345        1,054       1,790       3,756
 WRL Goldman Sachs Small Cap                          345        1,054       1,790       3,756
 WRL T. Rowe Price Dividend Growth                    345        1,054       1,790       3,756
 WRL T. Rowe Price Small Cap                          345        1,054       1,790       3,756
 WRL Salomon All Cap                                  345        1,054       1,790       3,756
 WRL Pilgrim Baxter Mid Cap Growth                    345        1,054       1,790       3,756
 WRL Dreyfus Mid Cap                                  345        1,054       1,790       3,756



* You cannot annuitize your Contract before your Contract's fifth anniversary.

     The table above will help you understand the costs of investing in the subaccounts. The table reflects the 1998 expenses of the portfolios and the subaccount fees and charges. The table does not reflect premium taxes which may range up to 3.50%, depending on the jurisdiction.


     THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RETURN IS HYPOTHETICAL AND DOES NOT REPRESENT PAST OR FUTURE ANNUAL RETURNS. ACTUAL RETURNS MAY BE GREATER OR LESS THAN THE ASSUMED RATE.


     The example above assumes that no transfer charges have been assessed. In addition, the $30 annual Contract charge is reflected as a charge of 0.30%, based on an annuity value of $10,000. The Guaranteed Minimum Income Benefit Rider charge has been calculated assuming a Rider charge of 0.30% of MAV and assuming an MAV annual growth rate of 6%.


     There is no financial history of the subaccounts in this prospectus because the subaccounts have not commenced operations as of the date of this prospectus. We will determine separate sets of accumulation unit values that reflect the cost of the standard death benefit (total separate account annual expense of 1.65%) and the annual compounding death benefit or annual step-up death benefit (total separate account annual expenses of 1.80%).

1. THE ANNUITY CONTRACT

THE CONTRACT

     This prospectus describes the WRL Freedom AccessSM Variable Annuity Contract offered by Western Reserve.

     An annuity is a contract between you, the owner, and an insurance company (in this case Western Reserve), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2.) Until the maturity date, your annuity is in the accumulation period and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.


     The Contract is a flexible premium payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

     It is a "flexible premium" Contract because after you purchase it, you can generally make additional investments of $50 or more at any time, until the maturity date. But you are not required to make any additional investments.


     The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon the investment performance of your investment choices for the income phase.

     The Contract also contains a fixed account. The fixed account offers an interest rate that is guaranteed by Western Reserve to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed account which are greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.


     The fixed account may not be available in all states. Residents of Washington and Massachusetts may not direct or transfer any money to the fixed account.


OTHER CONTRACTS


     We offer other variable annuity contracts which also invest in the same portfolios of the fund. These contracts may have different charges that could affect subaccount performance, and may offer different benefits more suitable to your needs. To obtain more information about these contracts, contact your agent, or call us at 1-800-851-9777.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

     You choose the date when annuity payments under the Contract start. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the Contract month following the month in which the annuitant reaches age 95. The maturity date may be earlier for qualified Contracts.


     ELECTION OF ANNUITY PAYMENT OPTION. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see page 16) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.


     If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

     Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a joint annuitant at any time before the maturity date, so long as we agree. If you do not choose an annuitant, we will consider you to be the annuitant.

     If you have added the Guaranteed Minimum Income Benefit Rider to your Contract and choose to annuitize under the Rider, then you must select one of the annuity payment options contained in the Rider.

     SUPPLEMENTAL CONTRACT. Once you annuitize and you have selected a fixed payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

ANNUITY PAYMENT OPTIONS UNDER THE CONTRACT

     The Contract provides five annuity payment options that are described below. You may choose any annuity payment option under your Contract. You can choose to receive payments monthly, quarterly, semi-annually, or annually.


     We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.

     FIXED ANNUITY INCOME PAYMENTS. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

     o  The amount of the annuity proceeds on the maturity date;
     o The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and
     o  The specific payment option you choose.


     VARIABLE ANNUITY INCOME PAYMENTS WITHOUT THE GUARANTEED MINIMUM INCOME BENEFIT RIDER. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matched the Contract's assumed investment return of 5% at all times, then the amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the daily separate account annuitization charge equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

     The annuity payment options are explained below. Options A, B, and C are fixed only. Options D and E are variable only.

FIXED ANNUITY OPTIONS

     PAYMENT OPTION A -- FIXED INSTALLMENTS. We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to Western Reserve.

     PAYMENT OPTION B -- LIFE INCOME: FIXED PAYMENTS.

     o NO PERIOD CERTAIN -- We will make level payments only during the annuitant's lifetime; or
     o 10 OR 20 YEARS CERTAIN -- We will make level payments for the longer of the annuitant's lifetime or 10 or 20 years; or
     o GUARANTEED RETURN OF ANNUITY PROCEEDS -- We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

     PAYMENT OPTION C -- JOINT AND SURVIVOR LIFE INCOME: FIXED PAYMENTS. We will make level payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

VARIABLE ANNUITY OPTIONS

     PAYMENT OPTION D -- VARIABLE LIFE INCOME. The annuity proceeds are used to purchase annuity units of the subaccounts you select. You may choose between:

     o NO PERIOD CERTAIN -- We will make variable payments only during the annuitant's lifetime; or
     o 10 YEARS CERTAIN -- We will make variable payments for the longer of the annuitant's lifetime or 10 years.

     PAYMENT OPTION E -- VARIABLE JOINT AND SURVIVOR LIFE INCOME. We will make variable payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

     Other annuity payment options may be arranged by agreement with us.

NOTE CAREFULLY:

     If:

     o you choose Life Income with No Period Certain or a Joint and Survivor Life Income (fixed or variable); and

     o the annuitant(s) dies, for example, before the due date of the second annuity payment;


     Then:

     o  we may make only one annuity payment.

     If:

     o you choose Fixed Installments, Life Income with 10 or 20 Years Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and
     o the person receiving payments dies prior to the end of the guaranteed period;

     Then:

     o the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.

     We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The payee is responsible to keep Western Reserve informed of the payee's current address of record.

GUARANTEED MINIMUM INCOME BENEFIT RIDER (THE "RIDER")

     The Rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) after 10 years from the date of purchasing or upgrading the Rider. You may elect to purchase this Rider, which guarantees the total amount you will have to apply ("minimum annuitization value") to a variable annuity payment option specified in the Rider, and which guarantees a minimum dollar payment once you begin receiving payments. By electing this Rider, you are guaranteed a minimum level of income in the future based on the minimum annuitization value, while you remain invested in the subaccounts.

     To purchase this Rider, you must elect it within 30 days of any Contract anniversary before your 85th birthday.


     MINIMUM ANNUITIZATION VALUE. The minimum annuitization value is:

     o   the annuity value on the date the Rider is issued, plus

     o   any additional premiums paid after the Rider is issued, minus
     o an adjustment for any partial surrenders made after the date the Rider is issued,

     o   accumulated at the annual growth rate.

     The annual growth rate is currently 6% per year. For Contracts issued in a few states, this rate will be less than 6%. We may, at our discretion, change the rate in the future for new riders, but the rate will never be less than 3% per year. Once the Rider is added to your Contract, the annual growth rate, the Rider charge, the Rider charge waiver threshold, the separate account annuitization charge and the waiting period before you can annuitize under the Rider will not change during the life of the Rider. Partial surrenders may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.


     The minimum annuitization value is used to calculate the annuity payments and charges under the Rider and adjustments to partial surrenders. This value does not establish or guarantee an annuity value or guarantee performance of any subaccount. IF YOU CHOOSE TO ANNUITIZE UNDER THE RIDER, WE WILL USE YOUR MINIMUM ANNUITIZATION VALUE (LESS ANY OUTSTANDING LOAN AMOUNT AND ANY LOAN INTEREST YOU OWE) -- NOT YOUR CURRENT ANNUITY VALUE EVEN IF IT IS GREATER -- TO DETERMINE THE AMOUNT OF YOUR VARIABLE ANNUITY PAYMENTS UNDER THE RIDER. The minimum annuitization value may not be used to annuitize with any of the annuity payment options under the Contract.

     ANNUITY PAYMENT OPTIONS UNDER THE RIDER. The only payment options available under the Rider are the following variable annuity options:


     o LIFE INCOME -- An election may be made for "No Period Certain" or "10 Years Certain." Payments will be made as long as the annuitant is living. In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

     o   JOINT AND FULL SURVIVOR -- An election may be made for "No
         Period Certain" or "10 Years Certain." Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.


     Both before and after you annuitize under the Rider, you may transfer values from one subaccount to another. There are no limitations on subaccount transfers after you annuitize under the Rider.

     MINIMUM ANNUITIZATION VALUE UPGRADE. You can elect, in writing, to upgrade the minimum annuitization value to the current annuity value within 30 days after any Contract anniversary before your 85th birthday (earlier if required by your state).

     If you elect to upgrade, the current Rider will terminate, we will assess the Rider charge, and a new rider will be issued with a new rider date, new waiting period before you can annuitize under the rider, and new guaranteed benefits and charges. The benefits and charges under the new rider may differ from the previous Rider's benefits and charges prior to upgrading.

     CONDITIONS TO ANNUITIZE UNDER THE RIDER. You can only annuitize under the Rider within 30 days after the end of the waiting period (currently the tenth Contract anniversary after you select the Rider) or on a later Contract anniversary. In the case of an upgrade of the minimum annuitization value, you can only annuitize at the end of the new rider's waiting period (currently the tenth Contract anniversary following the upgrade) or on a later Contract anniversary. We may, at our discretion, change the waiting period in the future if you choose to upgrade the minimum annuitization value, or for new issues of the Rider. You cannot, however, annuitize under the Rider after the 30-day period following the Contract anniversary after your 94th birthday (earlier if required by your state).

NOTE CAREFULLY -- You may only annuitize under the Rider at the times indicated above,

     GUARANTEED MINIMUM INCOME BENEFIT RIDER. We guarantee that future annuity payments under the Rider to be never less than the initial variable annuity payment. See the SAI for information concerning the calculation of the initial variable annuity payment. We will also "stabilize" the payments (hold them constant) during each Contract year. During the first Contract year after you annuitize under the Rider, each payment will equal the initial payment. On each Contract anniversary thereafter, the variable annuity payment will increase or decrease (but never below the initial payment) depending on the performance of the subaccounts you selected, and then be held constant at that amount for that Contract year. The payments starting on each Contract anniversary will equal the greater of the initial variable annuity payment or the payment that can be supported by the number of annuity units in the subaccounts on the Contract anniversary. We will calculate each subsequent payment using a 5% assumed investment return. The portfolio in which you are invested must grow at a rate greater than the 5% assumed investment return, plus the separate account annuitization charge of 2.50%, in order to increase the dollar amount of variable annuity payments. See the SAI for additional information concerning how payments are determined under the Rider.

     RIDER CHARGE. Prior to annuitization, a Rider charge, currently 0.30% annually of the minimum annuitization value, is deducted from the annuity value on each Contract anniversary and on the termination date of the Rider. We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of annuity value in each account.

     We will waive the Rider charge on any Contract anniversary if the annuity value exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. For instance, if your annuity value on the seventh Contract anniversary is $100,000, your minimum annuitization value is $45,000 and the Rider charge waiver threshold is 2.0, we will waive the Rider charge on that anniversary because $100,000 is greater than $90,000 ($45,000 x 2.0). We may, at our discretion, change the Rider charge waiver threshold in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 2.5 times the minimum annuitization value.


     SEPARATE ACCOUNT ANNUITIZATION CHARGE. If you annuitize under the Rider, a daily separate account annuitization charge, equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, is reflected in the amount of the variable payments you receive. We may change the separate account annuitization charge in the future, if you choose to upgrade the minimum annuitization value or for future issues of the Rider, but it will never be greater than 3.50%. The separate account annuitization charge is deducted in place of the Contract's mortality and expense risk charge and the administrative charge.

     TERMINATION. The Rider is irrevocable. You have the option not to annuitize under the Rider but you will not receive a refund of any charges you have paid and you will not be able to use the minimum annuitization value. The Rider will terminate upon the earliest of the following:

     o   annuitization (once the guaranteed minimum payments begin);
     o the date you elect to upgrade (although a new irrevocable rider will be issued);
     o   the date your Contract terminates;
     o 30 days following the Contract anniversary after your 94th birthday (earlier if required by your state); or
     o the date you change the annuitant (although a new irrevocable rider will be issued).

     THE GUARANTEED MINIMUM INCOME BENEFIT RIDER DOES NOT ESTABLISH OR GUARANTEE ANNUITY VALUE OR GUARANTEE PERFORMANCE OF ANY SUBACCOUNT. Because this Rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by application of the annuity value at the Contract's applicable annuity factors. Therefore, the Guaranteed Minimum Income Benefit Rider should be regarded as a safety net.

3. PURCHASE

CONTRACT ISSUE REQUIREMENTS

     Western Reserve will issue a Contract IF:

     o  we receive the information we need to issue the Contract;
     o  we receive a minimum initial premium payment; and
     o  the annuitant is age 85 or younger.

PREMIUM PAYMENTS

     You should make checks or drafts for premium payments payable only to "Western Reserve Life" and send them to the administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

INITIAL PREMIUM REQUIREMENTS

     The initial premium payment for most Contracts must be at least $25,000. A Contract issued under 403(b) of the Code generally requires total premium payments received during the first year to equal or exceed $25,000.

     We will credit your initial premium payment to your Contract within two business days after the day we receive it and your complete Contract information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you tell us to keep it. We will credit it as soon as we receive all necessary application information.

     The date on which we credit your initial premium payment to your Contract is the Contract date. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

     If you wish to make payments by bank wire, you should instruct your bank to wire federal funds to us. Please contact us at 1-800-851-9777 for complete wire instructions.

     We may reject any application or premium payments for any reason permitted by law.

ADDITIONAL PREMIUM PAYMENTS

     You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and prior to the maturity date. Additional premium payments must be at least $50 ($1,000 if by wire). We will credit additional premium payments to your Contract as of the business day we receive your premium payment and required information.

MAXIMUM ANNUAL PREMIUM PAYMENTS

     We allow premium payments up to a total of $1,000,000 per Contract year without prior approval.

ALLOCATION OF PREMIUM PAYMENTS

     When you purchase a Contract, we will allocate your premium payment to the investment choices you selected on your application, or we will place your premium payment(s) in the reallocation account until the reallocation date. Your allocation must be in whole percentages which must total 100%. We will allocate additional premium payments as you selected on your application, unless you request a different allocation.

     Unless we consent otherwise, we will restrict allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.


     You may change allocations for future additional premium payments by sending written instructions or by telephone, subject to the limitations described under Telephone or Fax Transactions on page 25. The allocation change will apply to premium payments received after the date we receive the change request.


     You should review periodically how your payments are divided among the subaccounts because market conditions and your overall financial objective may change.


RIGHT TO CANCEL PERIOD

     You may return your Contract for a refund within 10 days after you receive it. In most states, the amount of the refund will be the total premium payments we have received, plus (or minus) any gains (or losses) in the amounts you invested in the subaccounts. We determine the value of the refund as of the date we receive the returned Contract. We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. In some states you may have more than 10 days or receive a different refund amount.

     If your state requires us to return your initial premium in the event you exercise your right to cancel, we will allocate the initial premium on the Contract date to the reallocation account until the reallocation date. While held in the reallocation account, your premium will be credited with gains and losses of the WRL J.P. Morgan Money Market subaccount. The premium will remain in the reallocation account for the number of days in your state's right to cancel period plus five days. Please contact your agent for details concerning the right to cancel period for your state.

     On the first valuation date on or after the reallocation date, we will reallocate all annuity value from the reallocation account to the fixed account and/or subaccounts you selected on your application.

     For states which do not require a full refund of the initial premium, the reallocation date is the same as the Contract date and we will allocate your initial premium on the Contract date to the fixed account and/or subaccounts in accordance with the instructions you gave us on your application.


ANNUITY VALUE

     You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each valuation date and ends at the close of business on the next succeeding valuation date. A valuation date is any day the NYSE is open. Our business day closes at the close of normal trading of the NYSE, usually 4:00 p.m. Eastern time. We observe the same holidays as the NYSE.


ACCUMULATION UNITS


     We measure the value of your Contract during the accumulation period by using a unit called an accumulation unit. During the income phase, we call the unit an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation date. If you partially surrender or transfer out of a subaccount, or if we assess a transfer charge, annual Contract charge or Guaranteed Minimum Income Benefit Rider charge, we subtract accumulation units from the subaccounts using the same method.


     Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

     We will determine separate sets of accumulation unit values that reflect the cost of the standard death benefit and the annual compounding death benefit or annual step-up death benefit.

4. INVESTMENT CHOICES

THE SEPARATE ACCOUNT

     The separate account currently consists of 23 subaccounts.

     THE FUND. Each subaccount invests exclusively in one portfolio of the fund. The portfolios and their sub-adviser(s) are listed below.

 SUB-ADVISER                                    PORTFOLIO
 -----------                                    ---------
 JANUS CAPITAL CORPORATION                      WRL Janus Growth
                                                WRL Janus Global
 FRED ALGER MANAGEMENT, INC.                    WRL Alger Aggressive Growth
 VAN KAMPEN ASSET MANAGEMENT INC.               WRL VKAM Emerging Growth
 AEGON USA INVESTMENT MANAGEMENT, INC.          WRL AEGON Balanced
                                                WRL AEGON Bond
 LUTHER KING CAPITAL MANAGEMENT CORPORATION     WRL LKCM Strategic Total Return
 FEDERATED INVESTMENT COUNSELING                WRL Federated Growth & Income
 J.P. MORGAN INVESTMENT MANAGEMENT INC.         WRL J.P. Morgan Money Market
                                                WRL J.P. Morgan Real Estate Securities
 EQSF ADVISERS, INC.                            WRL Third Avenue Value
 NWQ INVESTMENT MANAGEMENT COMPANY, INC.        WRL NWQ Value Equity
 DEAN INVESTMENT ASSOCIATES                     WRL Dean Asset Allocation
 C.A.S.E. MANAGEMENT, INC.                      WRL C.A.S.E. Growth
 SCOTTISH EQUITABLE INVESTMENT MANAGEMENT       WRL GE/Scottish Equitable International Equity
 LIMITED AND GE INVESTMENT MANAGEMENT
 INCORPORATED
 GE INVESTMENT MANAGEMENT INCORPORATED          WRL GE U.S. Equity
 GOLDMAN SACHS ASSET MANAGEMENT                 WRL Goldman Sachs Growth
                                                WRL Goldman Sachs Small Cap
 T. ROWE PRICE ASSOCIATES, INC.                 WRL T. Rowe Price Dividend Growth
                                                WRL T. Rowe Price Small Cap
 SALOMON BROTHERS ASSET MANAGEMENT INC          WRL Salomon All Cap
 PILGRIM BAXTER & ASSOCIATES, LTD.              WRL Pilgrim Baxter Mid Cap Growth
 THE DREYFUS CORPORATION                        WRL Dreyfus Mid Cap


     The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual fund would be similar to those portfolios offered by this prospectus.

     THERE IS NO ASSURANCE THAT A PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE(S). MORE DETAILED INFORMATION, INCLUDING AN EXPLANATION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE, MAY BE FOUND IN THE FUND'S CURRENT PROSPECTUS. YOU SHOULD READ THE FUND PROSPECTUS CAREFULLY BEFORE YOU INVEST.

THE FIXED ACCOUNT

     Premium payments allocated and amounts transferred to the fixed account become part of the general account of Western Reserve. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. Western Reserve has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relates to the fixed account.

     We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account current interest rates. We establish the interest rate, at our sole discretion, for each premium payment or transfer into the fixed account. Rates are guaranteed for at least one year.

     If you select the fixed account, your money will be placed with the other general assets of Western Reserve. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

     When you request a transfer or partial surrender from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for the purpose of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial surrenders from the fixed account unless we consent.

     Unless we otherwise consent, we will restrict allocations and transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.


     The fixed account may not be available in all states. Residents of Washington and Massachusetts may not direct or transfer any money to the fixed account.


TRANSFERS


     During the accumulation period, you or your agent/registered representative of record may make transfers from any subaccount. However, if you elect the dollar cost averaging, asset rebalancing or systematic partial surrender program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the program. We may also limit "substantive transfers" as discussed below.


     Transfers from the fixed account are allowed only once each Contract year. The amount that may be transferred is the greater of: (1) 25% of the dollar amount in the fixed account, or (2) the amount you transferred out of the fixed account in the previous Contract year.

     During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year.

     The fixed account may not be available in all states. Residents of Washington and Massachusetts may not transfer any of their Contract value to the fixed account.

     Transfers may be made by telephone or fax, subject to limitations described under Telephone or Fax Transactions on page 25.


     If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.

     The Contract's transfer privilege is not intended to afford owners a way to speculate on short-term movements in the market. Excessive use of the transfer privilege can potentially disrupt the management of the portfolios and increase transaction costs. Accordingly, we have established a policy of limiting excessive transfer activity. We will limit transfer activity to two substantive transfers (at least 30 days apart) from each portfolio, except from WRL J.P. Morgan Money Market, during any 12-month period. We interpret "substantive" to mean either a dollar amount large enough to have a negative impact on a portfolio's operations, or a series of movements between portfolios. We will not limit non-substantive transfers.


     We may, at any time, no longer permit transfers, modify our procedures, or limit the number of transfers we permit. We will effect transfers from subaccounts at accumulation unit values next determined after we receive the transfer request.


DOLLAR COST AVERAGING PROGRAM

     Dollar cost averaging allows you to transfer systematically a specific amount each month from the fixed account, the WRL J.P. Morgan Money Market subaccount, the WRL AEGON Bond subaccount, or any combination of these accounts to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer at least $100 monthly. To qualify, a minimum of $5,000 must be in each subaccount from which we make transfers. Transfers must be scheduled for a minimum of 6 months but no more than 24 months. There is no charge for this program. These transfers do count towards the 12 free transfers allowed during each Contract year.

     If you make dollar cost averaging transfers from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start dollar cost averaging.

     By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Dollar cost averaging does not guarantee a profit and it does not protect you from loss if market prices decline.


     We reserve the right to discontinue offering dollar cost averaging 30 days after we send notice to you. Dollar cost averaging is not available if you have elected the asset rebalancing program or systematic partial surrenders or if you request any other transfer.


ASSET REBALANCING PROGRAM

     During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program, if you take systematic partial surrenders or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

     To qualify for asset rebalancing, a minimum annuity value of $25,000 for an existing Contract, or a minimum initial premium payment of $25,000 for a new Contract, is required. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

     Each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

     We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

TELEPHONE OR FAX TRANSACTIONS

     You may make transfers, request partial surrenders and change the allocation of additional premium payments by telephone. Telephone partial surrenders are not allowed in the following situations:

     o  for qualified retirement accounts (except IRAs);
     o if the amount you want to partially surrender is greater than $50,000; or
     o  if the address of record has been changed within the past 10 days.

     Upon instructions from you, the registered representative/agent of record for your Contract may also make telephone transfers or partial surrenders for you. If you do not want the ability to make transfers or partial surrenders by telephone, you should notify us in writing.

     You may make telephone transfers or request partial surrenders by calling our toll-free number: 1-800-851-9777. You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

     You may also fax your transfer or partial surrender request to us at 727-299-1648. We will not be responsible for transmittal problems which are not reported to us within five business days. Any reports must be accompanied by proof of the faxed transmittal.

     Telephone or fax requests must be received before 4:00 p.m. Eastern time to assure same-day pricing of the transaction. We may discontinue this option at any time.

THIRD PARTY INVESTMENT SERVICES

     Western Reserve or an affiliate may provide administrative or other support services to independent third parties you authorize to conduct transfers on your behalf, or who provide recommendations as to how your subaccount values should be allocated. This includes, but is not limited to, transferring subaccount values among subaccounts in accordance with various investment allocation strategies that these third parties employ. Such independent third parties may or may not be appointed Western Reserve agents for the sale of Contracts.

     WESTERN RESERVE DOES NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE, SO THAT PERSONS OR FIRMS OFFERING SUCH SERVICES DO SO INDEPENDENT FROM ANY AGENCY RELATIONSHIP THEY MAY HAVE WITH WESTERN RESERVE FOR THE SALE OF CONTRACTS. WESTERN RESERVE THEREFORE TAKES NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATIONS AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

     Western Reserve does not currently charge you any additional fees for providing these support services. Western Reserve reserves the right to discontinue providing administrative and support services to owners utilizing independent third parties who provide investment allocation and transfer recommendations.

5. EXPENSES


     There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period.


PARTIAL AND COMPLETE SURRENDERS


     During the accumulation period, you can surrender part or all of the cash value. We will not deduct any surrender charges. Cash value is the annuity value, less the annual Contract charge, any premium taxes and any Guaranteed Minimum Income Benefit Rider charge.


MORTALITY AND EXPENSE RISK CHARGE

     We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples of our risks include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net assets that you have invested in each subaccount. If you add the annual compounding death benefit or annual step-up death benefit, the mortality and expense risk charge increases to 1.40%. This charge is deducted from the subaccounts during the accumulation period. During the income phase, we charge a daily separate account annuitization charge equal to an annual rate of 1.40% in place of the mortality and expense risk and administrative charges. If you annuitize under the Guaranteed Minimum Income Benefit Rider, we charge a separate account annuitization charge, currently 2.50%, not to exceed 3.50%, in place of the mortality and expense risk and administrative charges.


     If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge covers more than actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

ADMINISTRATIVE CHARGE

     We deduct an annual administrative charge to cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.40% per year of the average daily net assets that you have invested in each subaccount. This charge is deducted from the subaccounts during the accumulation period.

GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGE

     Prior to annuitization, a Rider charge, currently 0.30% annually of the minimum annuitization value, is deducted from the annuity value on each Contract anniversary and on the termination date of the Rider (including Contract surrender). We may change the Rider charge percentage in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 0.50% annually. We deduct the Rider charge from the fixed account and from each subaccount in proportion to the amount of annuity value in each account.


     We will waive the Rider charge on any Contract anniversary if the annuity value exceeds the Rider charge waiver threshold (currently 2.0) times the minimum annuitization value. For instance, if your annuity value on the seventh Contract anniversary is $100,000, your minimum annuitization value is $45,000 and the Rider charge waiver threshold is 2.0, we will waive the Rider charge on that anniversary because $100,000 is greater than $90,000 ($45,000 x 2.0). We may, at our discretion, change the Rider charge waiver threshold in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 2.5 times the minimum annuitization value.


SEPARATE ACCOUNT ANNUITIZATION CHARGE

     If you annuitize under the Rider, a daily separate account annuitization charge, equal to an annual rate of 2.50% of the daily net asset values in the subaccounts, is reflected in the amount of the variable payments you receive. We may change the separate account annuitization charge in the future if you choose to upgrade the minimum annuitization value, or for future issues of the Rider, but it will never be greater than 3.50%. The separate account annuitization charge is deducted in place of the Contract's mortality and expense risk charge and the administrative charge.

ANNUAL CONTRACT CHARGE


     We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary and at surrender. We deduct this charge from the fixed account and each subaccount in proportion to the amount of anuity value in each account. We deduct this charge to cover our costs of administering the Contracts. We currently waive this charge if either the annuity value, or the total premium payments, minus all partial surrenders, equals or exceeds $50,000 on the Contract anniversary for which the charge is payable.


TRANSFER CHARGE

     You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Dollar cost averaging and asset rebalancing transfers are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.

LOAN PROCESSING FEE


     If you take a Contract loan, we will impose a $30 loan processing fee. You have the option either to send us a $30 check for this fee or to have us deduct the $30 from the loan amount. This fee covers loan processing and other expenses associated with establishing and administering the loan reserve. Only qualified Contracts can take Contract loans.


PREMIUM TAXES

     Some states assess premium taxes on the premium payments you make. Currently, we do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the annuity value when:

     o  you elect to begin receiving annuity payments;
     o  you surrender the Contract;
     o  you request a partial surrender; or
     o  a death benefit is paid.

     Generally, premium taxes range from 0% to 3.50%, depending on the state.

FEDERAL, STATE AND LOCAL TAXES

     We may in the future deduct charges from the Contract for any taxes we incur because of the Contract. However, no deductions are being made at the present time.

PORTFOLIO MANAGEMENT FEES


     The value of the assets in each subaccount is reduced by the fees and expenses paid by the portfolios. A description of these expenses is found in the fund prospectus and in the Annuity Contract Fee Table section of this prospectus.

WAIVED CHARGES AND EXPENSES TO EMPLOYEES

     We may waive the annual Contract charge for Contracts sold to large groups of full-time employees of the same employer, including directors, officers and full-time employees of Western Reserve or its affiliates, or other groups where sales to the group reduce our administrative expenses.

6. TAXES

     NOTE: Western Reserve has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussion assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.

ANNUITY CONTRACTS IN GENERAL

     Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.

     Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract -- qualified or nonqualified (discussed below).

     You will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a partial or complete surrender or as annuity payments.

     When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NONQUALIFIED CONTRACTS

     If you purchase the Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

     If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

     Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

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

     A qualified Contract may be used in connection with the following plans:

     o INDIVIDUAL RETIREMENT ANNUITY (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

     o TAX-SHELTERED ANNUITY (403(b) PLAN): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

     o CORPORATE PENSION, PROFIT-SHARING AND H.R. 10 PLANS: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

     o DEFERRED COMPENSATION PLAN (457 PLAN): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract.

     There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the SAI.

PARTIAL AND COMPLETE SURRENDERS -- NONQUALIFIED CONTRACTS

     If you make a partial surrender from your Contract, the Code treats that surrender as first coming from earnings and then from your premium payments. When you make a partial surrender you are taxed on the amount of the surrender that is earnings. When you make a complete surrender you are generally taxed on the amount that your surrender proceeds exceeds your premiums paid. Different rules apply for annuity payments.

     The Code also provides that surrendered earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. They include any amounts:

     o  paid on or after the taxpayer reaches age 591/2;
     o  paid after the taxpayer dies;
     o paid if the taxpayer becomes totally disabled (as that term is defined in the Code);
     o paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
     o  paid under an immediate annuity; or
     o  which come from premium payments made prior to August 14, 1982.

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

MULTIPLE CONTRACTS

     All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

     The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. A nonqualified contract must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. We may modify the Contract to attempt to maintain favorable tax treatment.

PARTIAL SURRENDERS -- QUALIFIED CONTRACTS

     The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts partially surrendered from the Contract prior to the date you reach age 591/2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.

PARTIAL SURRENDERS -- 403(b) CONTRACTS

     The Code limits partial surrenders of premium payments from certain 403(b) Contracts. Partial surrenders generally can only be made when an owner:

     o  reaches age 59 1/2;
     o  leaves his/her job;
     o  dies;
     o  becomes disabled (as that term is defined in the Code); or
     o in the case of hardship. However, in the case of hardship, the owner can only partially surrender the premium payments and not any earnings

PARTIAL AND COMPLETE SURRENDERS

     In the case of a partial surrender, systematic partial surrender, or complete surrender distributed to a participant or beneficiary under a qualified Contract (other than a Roth IRA or a qualified Contract under Section 457 of the Code as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the

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

investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

     Generally, in the case of a partial surrender, systematic partial surrender, or complete surrender under a nonqualified Contract before the maturity date, amounts received are first treated as taxable income to the extent that the annuity value immediately before the partial surrender, systematic partial surrender, or complete surrender exceeds the "investment in the contract" at that time. Any additional amount partially surrendered, applied to a systematic partial surrender or complete surrender is not taxable. In the event of a partial surrender or systematic partial surrender from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

     Loans and pledges or assignment of nonqualified Contracts are taxed in the same manner as partial surrenders from such Contracts.

TAXATION OF DEATH BENEFIT PROCEEDS

     We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

     o if distributed in a lump sum, these amounts are taxed in the same manner as a complete surrender; or
     o if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

     For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received which were not includable in gross income.

ANNUITY PAYMENTS

     Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.

     The excludable portion of each annuity payment you receive generally will be determined as follows:

     o FIXED PAYMENTS -- by dividing the "investment in the contract" on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
     o VARIABLE PAYMENTS -- by dividing the "investment in the contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

     The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

     If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

     If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF CONTRACTS

     If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

POSSIBLE TAX LAW CHANGES

     Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. You should consult a tax advisor with respect to legislative developments and their effect on the Contract.

7. ACCESS TO YOUR MONEY

PARTIAL AND COMPLETE SURRENDERS

     You can have access to the money in your Contract in several ways:

     o  by making either a partial or complete surrender; or
     o  by taking annuity payments.

     If you want to surrender your Contract completely, you will receive the cash value, which equals the annuity value of your Contract, minus:

     o  any premium taxes;

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


     o  any loans;

     o  the annual Contract charge; and
     o  the Guaranteed Minimum Income Benefit Rider fee, if applicable.

     No partial surrender is permitted if it would reduce the cash value below $25,000. You may not make partial surrenders from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial surrender from each of the investment choices in proportion to the cash value.


     Remember that any partial surrender you take will reduce the annuity value, and might reduce the amount of the death benefit. If you selected the Guaranteed Minimum Income Benefit Rider, a partial surrender will also reduce the minimum annuitization value. See the SAI for details.

     Under some circumstances, a partial surrender will reduce the death benefit (and the minimum annuitization value if you selected the Guaranteed Minimum Income Benefit Rider) by more than the dollar amount of the partial surrender.

     See Section 9, Death Benefit, for more details. Income taxes, federal tax penalties and certain restrictions may apply to any partial or complete surrender you make.

     We must receive a properly completed surrender request which must contain your original signature. If you reside in a community property state, your spouse must also sign the surrender request. We will accept fax or telephone requests for partial surrenders as long as the surrender proceeds are being sent to the address of record. The maximum surrender amount you may request by fax or telephone is $50,000.

     When we incur extraordinary expenses, such as overnight mail expenses, for expediting delivery of your partial or complete surrender payment, we will deduct that charge from the payment. We charge $20 for an overnight delivery.

     For your protection, we will require a signature guarantee for:

     o  all requests for partial or complete surrenders over $500,000; or

     o where the partial or complete surrender proceeds will be sent to an address other than the address of record.


     All signature guarantees must be made by:


     o  a national or state bank;
     o  a member firm of a national stock exchange; or
     o any institution that is an eligible guarantor under SEC rules and regulations.


     Notarization is not an acceptable form of signature guarantee.


     If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any surrender. Other restrictions will apply to Section 403(b) qualified Contracts and Texas Optional Retirement Program Contracts. For more information, call us at 1-800-851-9777.

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

DELAY OF PAYMENT AND TRANSFERS

     Payment of any amount due from the separate account for a partial or complete surrender, a death benefit, or the death of the owner of a nonqualified Contract, will generally occur within seven business days from the date all required information is received by us. We may be permitted to defer such payment from the separate account if:

     o the NYSE is closed for other than usual weekends or holidays or trading on the Exchange is otherwise restricted; or
     o an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
     o  the SEC permits a delay for the protection of owners.

     In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

     Pursuant to the requirements of certain state laws, we reserve the right to defer payment of transfers, partial or complete surrenders and loan amounts from the fixed account for up to six months.

SYSTEMATIC PARTIAL SURRENDERS

     You can elect to receive regular payments from your Contract by using systematic partial surrenders. Payments are made monthly, quarterly, semi-annually or annually, in equal payments of at least $200. Your initial premium payment, if a new Contract, or your annuity value, if an existing Contract, must equal at least $25,000. We will not process a systematic partial surrender if the cash value for the entire Contract would be reduced below $25,000. No systematic partial surrenders are permitted from the fixed account without our prior consent.

     You may stop systematic partial surrenders at any time. We reserve the right to discontinue offering systematic partial surrenders 30 days after we send you written notice. Systematic partial surrenders are not available if you have elected the dollar cost averaging or asset rebalancing program.

     Income taxes, federal tax penalties and other restrictions may apply to any systematic partial surrender you receive.

CONTRACT LOANS FOR QUALIFIED CONTRACTS

     You can take Contract loans during the accumulation period when the Contract is:

     o  used in connection with a Tax Sheltered Annuity Plan under
        Section 403(b) of the Code;
     o purchased by a pension, profit-sharing, or other similar plan qualified under Section 401(a) of the Code (including Section 401(k) plans); and
     o  the Contract has been in force for at least 10 days.

     The maximum amount you may borrow against the Contract is the lesser of:

     o  50% of the annuity value; or
     o $50,000 reduced by the highest outstanding loan balance during the one year period immediately prior to the loan date. However, if the annuity value is less than $20,000, the maximum you may borrow against the Contract is the lesser of 80% of the annuity value or $10,000.

     The minimum loan amount is $1,000 (unless otherwise required by state law). You are responsible for requesting and repaying loans that comply with applicable tax requirements, and other laws, such as the Employment Retirement Income Security Act of 1974 ("ERISA"). Accordingly, you should consult a competent tax advisor before requesting a Contract loan.

     The loan amount will be withdrawn from your investment choices and transferred to the loan reserve. The loan reserve is part of the fixed account and is used as collateral for all Contract loans. We reserve the right to postpone distributing the loan amount from the fixed account for up to six months, if required.

     On each Contract anniversary we will compare the amount of the Contract loan to the amount in the loan reserve. If all Contract loans and unpaid interest due on the loan exceed the amount in the loan reserve, we will withdraw the difference from the subaccounts and transfer it to the loan reserve. If the amount of the loan reserve exceeds the amount of the outstanding Contract loan, we will withdraw the difference from the loan reserve and transfer it in accordance with your current premium payment allocation. We reserve the right to transfer the excess to the fixed account if the amount used to establish the loan reserve was transferred from the fixed account.

     If all Contract loans and unpaid interest due on the loan exceeds the cash value, we will mail to your last known address and to any assignee of record a notice stating the amount due in order to reduce the loan amount so that the loan amount no longer exceeds the cash value. If the excess amount is not paid within 31 days after we mail the notice, the Contract will terminate without value.

     You can repay any Contract loan in full:

     o  while the Contract is in force; and
     o  during the accumulation period.


     NOTE CAREFULLY: If you do not repay your Contract loan, we will subtract the amount of the unpaid loan plus interest from:


     o  the amount of any death benefit proceeds; or
     o  the amount we pay upon a partial or complete surrender; or
     o  the amount we apply on the maturity date to provide annuity payments; or
     o  the minimum annuitization value if you selected the Guaranteed
        Minimum Income Benefit Rider and elect to annuitize under the Rider.

     You must pay interest on the loan at the rate of 6% per year. We deduct interest in arrears. Amounts in the loan reserve will earn interest at a minimum guaranteed effective annual interest rate of 4%. Principal and interest must be repaid:

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

     o  in level quarterly or monthly payments over a 5-year period; or
     o over a 10, 15 or 20-year period, if the loan is used to buy your principal residence.

     An extended repayment period cannot go beyond the year you turn 701/2.

     If:


     o  a repayment is not received within 31 days from the original due date;


     Then:

     o a distribution of all Contract loans and unpaid accrued interest, and any applicable charges, will take place.

     This distribution will be reported as taxable to the Internal Revenue Service, may be subject to income and penalty tax, and may cause the Contract to not qualify under Section 403(b) of the Code.

     You may fax your loan request to us at 727-299-1620.

     The loan date is the date we process the loan request. We charge a $30 fee to cover loan processing and expenses associated with establishing and administering the loan reserve. We reserve the right to limit the number of Contract loans to one per Contract year.

     Contract loans may not be available in all states.

8. PERFORMANCE

     We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.


     First, we may disclose standard total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense risk charge, the administrative charge, the annual Contract charge and the Guaranteed Minimum Income Benefit Rider charge. THESE FIGURES ARE BASED ON THE ACTUAL HISTORICAL PERFORMANCE OF THE SEPARATE ACCOUNT SINCE ITS INCEPTION.


     Second, we may disclose total return figures on a non-standard basis. This means that the data may be presented for different time periods and different dollar amounts. We will only disclose non-standard performance data if it is accompanied by standard total return data.

     Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception date of the separate account, but is designed to show the performance that would have resulted if the Contract had been available during that time.

     Fourth, we may include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

     The fund prospectus presents the total return of certain existing SEC-registered funds that are managed by sub-advisers to the portfolios. These funds have investment objectives, policies and strategies that are substantially similar to those of certain portfolios. We call the funds the "Similar Sub-Advised Funds." None of the fees and charges under the Contract has been deducted from the performance data of the Similar Sub-Advised Funds. If Contract fees and charges were deducted, the investment returns would be lower. The Similar Sub-Advised Funds are not available for investment under the Contract.

     Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9. DEATH BENEFIT

     We will pay a death benefit to the beneficiary, under certain circumstances, if you are both the owner and the annuitant, and you die during the accumulation period. (If you are not the annuitant, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

WHEN WE PAY A DEATH BENEFIT

     BEFORE THE MATURITY DATE. We will pay a death benefit to your beneficiary
IF:

     o  you are both the annuitant and the owner of the Contract; and
     o  you die before the maturity date.

     If the only beneficiary is your surviving spouse, then he or she may elect to continue the Contract as the new annuitant and owner, instead of receiving the death benefit.

     Distribution requirements apply to the annuity value upon the death of any owner or annuitant. These restrictions are detailed in the SAI.


     AFTER THE MATURITY DATE. The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Options and Variable Annuity Options on pages 14 and 15 for a description of the annuity payment options. Please note that not all payment options provide for a death benefit.


     If:

     o  you are not the annuitant; and
     o  you die on or after the maturity date; and

     o  the entire interest in the Contract has not been paid to you;

     Then:

     o any remaining value in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death.

WHEN WE DO NOT PAY A DEATH BENEFIT

     NO DEATH BENEFIT IS PAID IN THE FOLLOWING CASES:

     If:

     o  you are not the annuitant; and
     o  the annuitant dies prior to the maturity date;

     Then:

     o you will become the new annuitant and the Contract will continue.

     If:
     o  you are not the annuitant; and
     o  you die prior to the maturity date;

     Then:

     o if there is a surviving joint owner, then that person becomes the new owner. The new owner generally must surrender the Contract for the annuity value within five years of your death.


     NOTE CAREFULLY: If the owner does not name a successor owner, the owner's estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless we receive written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if no successor owner is named in a written notice received by us.


STANDARD DEATH BENEFIT

     Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. If the annuitant dies during the accumulation period, the standard death benefit will be the greater of:

     o  the annuity value of your Contract on the death report day; or
     o the total premium payments you make to the Contract, less partial surrenders.


     The standard death benefit is not payable after the maturity date.


ANNUAL COMPOUNDING DEATH BENEFIT OR ANNUAL STEP-UP DEATH BENEFIT

     On the Contract application, you may select either the annual compounding death benefit or annual step-up death benefit for an additional fee. These options are not available to annuitants age 74 or older. These death benefit options are only payable during the accumulation period and are not payable after the maturity date. You may not select either of these options after the Contract has been issued.

     ANNUAL COMPOUNDING DEATH BENEFIT. During the accumulation period, this option provides the greater of:

     o  the standard death benefit; or

     o the total premium payments, plus interest at an effective annual rate of 5% (in most states) from the date of the premium payment to the date of death, less any adjusted partial surrender(s), including interest on any partial surrender at the 5% rate from the date of partial surrender to the date of death. Interest is not credited after the annuitant's 81st birthday.


     ANNUAL STEP-UP DEATH BENEFIT. During the accumulation period, this option provides the greater of:


     o  the standard death benefit; or
     o the highest annuity value on any Contract anniversary before the annuitant's 81st birthday, increased for any premium payments you have made and decreased for any adjusted partial surrenders we have paid to you, following the Contract anniversary on which the highest annuity value occurs.


     If you select either of these options, then the mortality and expense risk charge will increase to 1.40%.

     EFFECT OF ADJUSTED PARTIAL SURRENDER ON ANNUAL COMPOUNDING DEATH BENEFIT OR ANNUAL STEP-UP DEATH BENEFIT. When you request a partial surrender, we will reduce the annual compounding death benefit or annual step-up death benefit, if selected, by an "adjusted partial surrender."

     If the annual compounding death benefit or annual step-up death benefit is greater than the annuity value prior to the partial surrender, the adjusted partial surrender may be more than the amount of your request. For this reason, if a death benefit is paid after you have made a partial surrender, then the total amount paid as the death benefit could be less than the total premium payments.

     It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid as the death benefit could be less than the total premium payments.

     A partial surrender will reduce the annual compounding death benefit or annual step-up death benefit, if selected, by the amount of the partial surrender times the ratio of:


     o the amount of the annual compounding death benefit or annual step-up death benefit immediately before the partial surrender, to
     o   the annuity value immediately before the partial surrender.


     We have also included a more detailed explanation of this adjustment in the SAI.

ALTERNATE PAYMENT ELECTIONS

     The beneficiary may elect to receive the death benefit in a lump sum payment, or (if not your surviving spouse) to receive payment:

     1. within 5 years of the date of the annuitant's death;

     2. over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the annuitant's death; or
     3. under a life annuity payout option, with payments starting within one year of the annuitant's death.

     If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to 1 above. See the SAI for more details.

10. OTHER INFORMATION

OWNERSHIP

     You, as owner of the Contract, exercise all rights under the Contract. You can change the owner at any time by notifying Western Reserve in writing. An ownership change may be a taxable event.


ANNUITANT

     The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

BENEFICIARY

     The beneficiary is the person who receives the death benefit proceeds upon the death of the annuitant when the owner is a natural person other than the annuitant. The beneficiary will become the new owner when the owner is not the same person as the annuitant and the owner dies before the annuitant. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if no beneficiary survives the annuitant, the owner, if living, or the owner's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.


ASSIGNMENT

     You can also assign the Contract any time during your lifetime. Western Reserve will not be bound by the assignment until we receive written notice of the assignment. Western

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

Reserve will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract.

WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

     Western Reserve was incorporated under the laws of Ohio on October 1, 1957. It is engaged in the business of writing life insurance policies and annuity contracts. Western Reserve is wholly-owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly-owned by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. Western Reserve is licensed in the District of Columbia, Guam, Puerto Rico and in all states except New York.

THE SEPARATE ACCOUNT

     Western Reserve established a separate account, called the WRL Series Annuity Account, under the laws of the State of Ohio on April 12, 1988. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 23 subaccounts offered through this Contract. Western Reserve may add, delete or substitute subaccounts or investments held by the subaccounts, and we reserve the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by Western Reserve.

     The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the Contracts of the separate account or Western Reserve.

     The assets of the separate account are held in Western Reserve's name on behalf of the separate account and belong to Western Reserve. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business Western Reserve may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

     Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains other information regarding the separate account.

VOTING RIGHTS

     Western Reserve will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

DISTRIBUTION OF THE CONTRACTS

     AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. Like Western Reserve, it is an indirect wholly-owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

     The Contracts are offered to the public through broker-dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG. First year commissions of up to 1.25% of premium payments will be paid to broker/dealers who sell the Contracts under agreements with AFSG. In addition, broker-dealers may receive trail commissions of 1.25% of the annuity value in each Contract year, starting with the second Contract year, provided the Contract has an annuity value of $25,000 or more. These commissions are not deducted from premium payments. Certain production, persistency and managerial bonuses may also be paid. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker-dealers for their sale of the Contracts. The offering of the Contracts is continous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.

NON-PARTICIPATING CONTRACT

     The Contract does not participate or share in the profits or surplus earnings of Western Reserve. No dividends are payable on the Contract.

VARIATIONS IN CONTRACT PROVISIONS

     Certain provisions of the Contracts may vary from the descriptions in this prospectus in order to comply with different state laws. See your Contract for variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract.


     The fixed account may not be available in all states. Residents of Washington and Massachusetts may not direct or transfer any money to the fixed account.


YEAR 2000 READINESS DISCLOSURE

     We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, we have undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

     As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

     Our actions under the Plan are intended to reduce significantly our risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of our efforts or results, our ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control. See the fund prospectus for information on its preparation for Year 2000.

     This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the YEAR 2000 INFORMATION AND READINESS DISCLOSURE ACT, 15 U.S.C.
Section 1 (1998).

IMSA

     We are a charter member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

LEGAL PROCEEDINGS

     Western Reserve, like other life insurance companies, is involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the separate account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Western Reserve believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, AFSG or Western Reserve.

FINANCIAL STATEMENTS


     The financial statements of Western Reserve and the separate account are included in the SAI. The financial statements of the separate account are not fully representative of the subaccounts listed in this prospectus, as the subaccounts have not yet commenced operations.

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


                         Definitions of Special Terms
                         The Contract -- General Provisions
                         Certain Federal Income Tax Consequences
                         Investment Experience
                         Historical Performance Data
                         Published Ratings
                         Administration
                         Records and Reports
                         Distribution of the Contracts
                         Other Products
                         Custody of Assets
                         Legal Matters
                         Independent Accountants
                         Other Information
                         Financial Statements

            Inquiries and requests for a SAI should be directed to:

                         Western Reserve Life
                         Attention: Annuity Department
                         P.O. Box 9051
                         Clearwater, Florida 33758-9051
                         1-800-851-9777

APPENDIX A
CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The subaccounts available under this Contract have not yet commenced operations. Therefore, there is no history of accumulation unit values for these subaccounts.

APPENDIX B
HISTORICAL PERFORMANCE DATA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

STANDARDIZED PERFORMANCE DATA

     We may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance.

     WRL J.P. MORGAN MONEY MARKET SUBACCOUNT. The yield of the WRL J.P. Morgan Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.


     OTHER SUBACCOUNTS. The YIELD of a subaccount of the separate account, other than the WRL J.P. Morgan Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

     The TOTAL RETURN of a subaccount assumes that an investment has been held in the separate account for various periods of time including a period measured from the date a subaccount investing in the underlying portfolios began operations. When a subaccount has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges. The total return quotations will represent the average annual compounded rates of return of investment of $10,000 in the subaccount as of the last day of each period.


     The yield and total return calculations are not reduced by any premium taxes. For additional information regarding yields and total returns, please refer to the SAI.


     Based on the method of calculation described in the SAI, the standard average annual total returns of the subaccounts for periods from inception of the subaccounts investing in the underlying portfolios to December 31, 1998 and for the one and five year periods ended December 31, 1998 are shown in Tables 1 and 2 below. Although the Contract did not exist during the periods shown in Tables 1 and 2, the returns of the subaccounts shown have been adjusted to reflect current subaccount charges imposed under the Contract. Total returns shown in Table 1 reflect deductions of 1.25% for the mortality and expense risk charge, 0.40% for the administrative charge and $30 for the annual Contract charge (based on an annuity value of $10,000, the annual Contract charge translates into a charge of 0.30%). Total returns shown in Table 2 reflect the standard total returns of Table 1, adjusted to reflect 1.40% for the mortality and expense risk charge (assuming addition of the annual compounding death benefit or annual step-up death benefit), 0.40% for the administrative charge, 0.30% for the Guaranteed Minimum Income Benefit Rider, and $30 for the annual Contract charge. The Guaranteed Minimum Income Benefit Rider charge has been calculated assuming a Rider charge of 0.30% of minimum annuitization value ("MAV") and assuming an MAV annual growth rate of 6%.




                                     TABLE 1
            STANDARD AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
                  (ASSUMES SELECTION OF STANDARD DEATH BENEFIT
                WITHOUT GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                 (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)

                                                    1 YEAR     5 YEARS   INCEPTION OF THE   SUBACCOUNT
                                                     ENDED      ENDED      SUBACCOUNT TO    INCEPTION
 SUBACCOUNT                                        12/31/98   12/31/98      12/31/98***      DATE***
 ----------                                        --------   --------      -----------      -------
WRL Janus Growth                                    61.49%    23.02%          19.46%        12/03/92
 WRL Janus Global                                   27.59%    17.35%          19.82%        12/03/92
 WRL AEGON Bond                                      7.23%     4.47%           5.76%        12/03/92
 WRL AEGON Balanced                                  4.88%      N/A            7.74%        03/01/94
 WRL Alger Aggressive Growth                        45.96%      N/A           21.43%        03/01/94
 WRL VKAM Emerging Growth                           34.79%    19.81%          21.00%        03/01/93
 WRL LKCM Strategic Total Return                     7.55%    11.71%          12.12%        03/01/93
 WRL Federated Growth & Income                       1.07%      N/A            9.80%        03/01/94
 WRL J.P. Morgan Money Market*                       3.27%     2.95%           2.51%        12/03/92
 WRL J.P. Morgan Real Estate Securities**          -16.14%      N/A          -16.14%        05/01/98
 WRL Third Avenue Value**                           -8.65%      N/A           -8.65%        01/02/98
 WRL NWQ Value Equity                               -6.63%      N/A            9.74%        05/01/96
 WRL Dean Asset Allocation                           6.25%      N/A           12.73%        01/03/95
 WRL C.A.S.E. Growth                                 0.50%      N/A            7.69%        05/01/96
 WRL GE/Scottish Equitable International Equity     10.71%      N/A            8.09%        01/02/97
 WRL GE U.S. Equity                                 20.56%      N/A           22.71%        01/02/97
 WRL Goldman Sachs Growth                            N/A        N/A            N/A          05/03/99
 WRL Goldman Sachs Small Cap                         N/A        N/A            N/A          05/03/99
 WRL T. Rowe Price Dividend Growth                   N/A        N/A            N/A          05/03/99
 WRL T. Rowe Price Small Cap                         N/A        N/A            N/A          05/03/99
 WRL Salomon All Cap                                 N/A        N/A            N/A          05/03/99
 WRL Pilgrim Baxter Mid Cap Growth                   N/A        N/A            N/A          05/03/99
 WRL Dreyfus Mid Cap                                 N/A        N/A            N/A          05/03/99


 * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

 ** One year data has not been annualized.
*** Refers to the inception date of the subacount with separate acount annual expenses of 1.40%.

                                     TABLE 2
            STANDARD AVERAGE ANNUAL TOTAL RETURNS OF THE SUBACCOUNTS
                              (ASSUMES SELECTION OF
                        ANNUAL COMPOUNDING DEATH BENEFIT
                       OR ANNUAL STEP-UP DEATH BENEFIT AND
                    GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                 (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)

                                                    1 YEAR     5 YEARS   INCEPTION OF THE   SUBACCOUNT
                                                     ENDED      ENDED      SUBACCOUNT TO    INCEPTION
 SUBACCOUNT                                        12/31/98   12/31/98      12/31/98***      DATE***
 ----------                                        --------   --------      -----------      -------
WRL Janus Growth                                    60.93%    22.68%          19.14%        12/03/92
 WRL Janus Global                                   27.08%    16.99%          19.50%        12/03/92
 WRL AEGON Bond                                      6.75%     4.02%           5.33%        12/03/92
 WRL AEGON Balanced                                  4.41%      N/A            7.30%        03/01/94
 WRL Alger Aggressive Growth                        45.42%      N/A           21.07%        03/01/94
 WRL VKAM Emerging Growth                           34.27%    19.45%          20.67%        03/01/93
 WRL LKCM Strategic Total Return                     7.07%    11.31%          11.74%        03/01/93
 WRL Federated Growth & Income                       0.60%      N/A            9.37%        03/01/94
 WRL J.P. Morgan Money Market*                       2.80%     2.47%           2.04%        12/03/92
 WRL J.P. Morgan Real Estate Securities**          -16.58%      N/A          -16.58%        05/01/98
 WRL Third Avenue Value**                           -9.11%      N/A           -9.11%        01/02/98
 WRL NWQ Value Equity                               -7.09%      N/A            9.25%        05/01/96
 WRL Dean Asset Allocation                           5.78%      N/A           12.32%        01/03/95
 WRL C.A.S.E. Growth                                 0.03%      N/A            7.19%        05/01/96
 WRL GE/Scottish Equitable International Equity     10.22%      N/A            7.64%        01/02/97
 WRL GE U.S. Equity                                 20.06%      N/A           22.32%        01/02/97
 WRL Goldman Sachs Growth                            N/A        N/A            N/A          05/03/99
 WRL Goldman Sachs Small Cap                         N/A        N/A            N/A          05/03/99
 WRL T. Rowe Price Dividend Growth                   N/A        N/A            N/A          05/03/99
 WRL T. Rowe Price Small Cap                         N/A        N/A            N/A          05/03/99
 WRL Salomon All Cap                                 N/A        N/A            N/A          05/03/99
 WRL Pilgrim Baxter Mid Cap Growth                   N/A        N/A            N/A          05/03/99
 WRL Dreyfus Mid Cap                                 N/A        N/A            N/A          05/03/99


 * Yield more closely reflects the current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.

 ** One year data has not been annualized.
*** Refers to the inception date of the subaccount with separate account annual expenses of 1.40%.

NON-STANDARDIZED PERFORMANCE DATA


     In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

     We may from time to time also disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial surrenders or annuity payments.

     All non-standardized performance data will be advertised only if the standardized performance data as shown in Table 1 and Table 2, is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.


     ADJUSTED HISTORICAL PERFORMANCE DATA. We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the Contract. This data is not intended to indicate future performance.


     Based on the method of calculation described in the SAI, the adjusted historic average annual total returns for the portfolios for periods from inception of the portfolios to December 31, 1998, and for the one, five and ten year periods ended December 31, 1998 are shown in Tables 3 and 4 below. The total returns of the portfolios have been reduced by all charges currently assessed under the Contract, as if the Contract had been in existence since the inception of the portfolio. In Table 3, adjusted total returns for the portfolios reflect deductions of the 1.25% mortality and expense risk charge, the administrative charge of 0.40% and the annual Contract charge of $30. Adjusted total returns shown in Table 4 reflect deductions of 1.40% for the mortality and expense risk charge (assuming addition of the annual compounding death benefit or annual step-up death benefit), 0.40% for the administrative charge, 0.30% for the Guaranteed Minimum Income Benefit Rider and $30 for the annual Contract charge (based on an annuity value of $10,000, the annual Contract charge translates into a charge of 0.30%). The Guaranteed Minimum Income Benefit Rider charge has been calculated assuming a Rider charge of 0.30% of MAV and assuming an MAV annual growth rate of 6%.

     The adjusted historical average annual total returns of the portfolios for periods ended
12/31/98 were as follows:



                                     TABLE 3
                ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                  (ASSUMES SELECTION OF STANDARD DEATH BENEFIT
                WITHOUT GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                 (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.65%)

                                                    1 YEAR     5 YEARS                       CORRESPONDING
                                                     ENDED      ENDED         10 YEARS         PORTFOLIO
 PORTFOLIO                                         12/31/98   12/31/98      OR INCEPTION     INCEPTION DATE
 ---------                                         --------   --------      ------------     --------------
 WRL Janus Growth*                                  61.49%    23.02%       20.54%/dagger/      10/02/86
 WRL Janus Global                                   27.59%    17.35%           19.82%          12/03/92
 WRL AEGON Bond*                                     7.23%     4.47%        7.20%/dagger/      10/02/86
 WRL AEGON Balanced                                  4.88%      N/A             7.74%          03/01/94
 WRL Alger Aggressive Growth                        45.96%      N/A            21.43%          03/01/94
 WRL VKAM Emerging Growth                           34.79%    19.81%           21.00%          03/01/93
 WRL LKCM Strategic Total Return                     7.55%    11.71%           12.12%          03/01/93
 WRL Federated Growth & Income                       1.07%      N/A             9.80%          03/01/94
 WRL J.P. Morgan Money Market*                       3.27%     2.95%        3.08%/dagger/      10/02/86
 WRL J.P. Morgan Real Estate Securities**          -16.14%      N/A          -16.14%           05/01/98
 WRL Third Avenue Value**                           -8.65%      N/A           -8.65%           01/02/98
 WRL NWQ Value Equity                               -6.63%      N/A             9.74%          05/01/96
 WRL Dean Asset Allocation                           6.25%      N/A            12.73%          01/03/95
 WRL C.A.S.E. Growth*                                0.50%      N/A            12.90%          05/01/95
 WRL GE/Scottish Equitable International Equity     10.71%      N/A             8.09%          01/02/97
 WRL GE U.S. Equity                                 20.56%      N/A            22.71%          01/02/97
 WRL Goldman Sachs Growth                            N/A        N/A            N/A             05/03/99
 WRL Goldman Sachs Small Cap                         N/A        N/A            N/A             05/03/99
 WRL T. Rowe Price Dividend Growth                   N/A        N/A            N/A             05/03/99
 WRL T. Rowe Price Small Cap                         N/A        N/A            N/A             05/03/99
 WRL Salomon All Cap                                 N/A        N/A            N/A             05/03/99
 WRL Pilgrim Baxter Mid Cap Growth                   N/A        N/A            N/A             05/03/99
 WRL Dreyfus Mid Cap                                 N/A        N/A            N/A             05/03/99


       * The calculation of total return performance for the WRL Janus Growth, WRL AEGON Bond and WRL J.P. Morgan Money Market subaccounts prior to December 31, 1992 and the WRL C.A.S.E. Growth subaccount prior to May 1, 1996 reflects deductions for the mortality and expense risk charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolios. Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
      ** One year data has not been annualized.

/dagger/ This percentage represents ten year performance data, rather than data since portfolio inception.

                                     TABLE 4
                ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS
                              (ASSUMES SELECTION OF
                        ANNUAL COMPOUNDING DEATH BENEFIT
                       OR ANNUAL STEP-UP DEATH BENEFIT AND
                    GUARANTEED MINIMUM INCOME BENEFIT RIDER)
                 (TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES: 1.80%)
                          1 YEAR 5 YEARS CORRESPONDING

                                                     ENDED      ENDED         10 YEARS         PORTFOLIO
 PORTFOLIO                                         12/31/98   12/31/98      OR INCEPTION     INCEPTION DATE
 ---------                                         --------   --------      ------------     --------------
 WRL Janus Growth*                                  60.93%    22.68%           20.29%/dagger/  10/02/86
 WRL Janus Global                                   27.08%    16.99%           19.50%          12/03/92
 WRL AEGON Bond*                                     6.75%     4.02%            6.85%/dagger/  10/02/86
 WRL AEGON Balanced                                  4.41%      N/A             7.30%          03/01/94
 WRL Alger Aggressive Growth                        45.42%      N/A            21.07%          03/01/94
 WRL VKAM Emerging Growth                           34.27%    19.45%           20.67%          03/01/93
 WRL LKCM Strategic Total Return                     7.07%    11.31%           11.74%          03/01/93
 WRL Federated Growth & Income                       0.60%      N/A             9.37%          03/01/94
 WRL J.P. Morgan Money Market*                       2.80%     2.47%            2.65%/dagger/  10/02/86
 WRL J.P. Morgan Real Estate Securities**          -16.58%      N/A           -16.58%          05/01/98
 WRL Third Avenue Value**                           -9.11%      N/A            -9.11%          01/02/98
 WRL NWQ Value Equity                               -7.09%      N/A             9.25%          05/01/96
 WRL Dean Asset Allocation                           5.78%      N/A            12.32%          01/03/95
 WRL C.A.S.E. Growth*                                0.03%      N/A            12.54%          05/01/95
 WRL GE/Scottish Equitable International Equity     10.22%      N/A             7.64%          01/02/97
 WRL GE U.S. Equity                                 20.06%      N/A            22.32%          01/02/97
 WRL Goldman Sachs Growth                            N/A        N/A            N/A             05/03/99
 WRL Goldman Sachs Small Cap                         N/A        N/A            N/A             05/03/99
 WRL T. Rowe Price Dividend Growth                   N/A        N/A            N/A             05/03/99
 WRL T. Rowe Price Small Cap                         N/A        N/A            N/A             05/03/99
 WRL Salomon All Cap                                 N/A        N/A            N/A             05/03/99
 WRL Pilgrim Baxter Mid Cap Growth                   N/A        N/A            N/A             05/03/99
 WRL Dreyfus Mid Cap                                 N/A        N/A            N/A             05/03/99


       * The calculation of total return performance for the WRL Janus Growth, WRL AEGON Bond and WRL J.P. Morgan Money Market subaccounts prior to December 31, 1992 and the WRL C.A.S.E. Growth subaccount prior to May 1, 1996 reflects deductions for the mortality and expense risk charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolios. Yield more closely reflects current earnings of the WRL J.P. Morgan Money Market subaccount than its total return.
      ** One year data has not been annualized.

/dagger/ This percentage represents ten year performance data, rather than data since portfolio inception.

                                     PART B

                     INFORMATION REQUIRED IN A STATEMENT OF
                             ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

                              WRL FREEDOM ACCESS(SM)
                                VARIABLE ANNUITY

                                 Issued through
                           WRL SERIES ANNUITY ACCOUNT

                                   Offered by
                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                              570 Carillon Parkway
                          St. Petersburg, Florida 33716


This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WRL Freedom Access(SM) Variable Annuity offered by Western Reserve Life Assurance Co. of Ohio. You may obtain a copy of the prospectus dated November ___, 1999, by calling 1-800-851-9777, or by writing to the administrative office, Western Reserve Life, P.O. Box 9051, Clearwater, Florida 33758-9051. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this Statement of Additional Information.


THIS STATEMENT OF ADDITIONAL INFORMATION ("SAI") IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACT AND THE WRL SERIES ANNUITY ACCOUNT.


                            DATED: NOVEMBER __, 1999

                                TABLE OF CONTENTS

                                                                           PAGE
DEFINITIONS OF SPECIAL TERMS...............................................  1
THE CONTRACT--GENERAL PROVISIONS...........................................  2
     Owner.................................................................  2
     Entire Contract.......................................................  2
     Misstatement of Age or Gender.........................................  2
     Addition, Deletion or Substitution of Investments.....................  2
     Annuity Payment Options...............................................  3
     Death Benefit.........................................................  3
     Assignment............................................................  5
     Proof of Age, Gender and Survival.....................................  6
     Non-Participating.....................................................  6
     Employee and Agent Purchases..........................................  6
CERTAIN FEDERAL INCOME TAX CONSEQUENCES ...................................  6
     Tax Status of the Contract............................................  6
     Taxation of Western Reserve...........................................  8
INVESTMENT EXPERIENCE......................................................  9
     Accumulation Units....................................................  9
     Accumulation Unit Value...............................................  9
     Annuity Unit Value and Annuity Payment Rates..........................  9
     Guaranteed Minimum Income Benefit Rider - Hypothetical Illustrations.. 11
HISTORICAL PERFORMANCE DATA ............................................... 12
     Money Market Yields................................................... 12
     Other Subaccount Yields............................................... 12
     Total Returns......................................................... 13
     Other Performance Data................................................ 13
     Advertising and Sales Literature...................................... 14
PUBLISHED RATINGS.......................................................... 14
ADMINISTRATION............................................................. 14
RECORDS AND REPORTS........................................................ 14
DISTRIBUTION OF THE CONTRACTS.............................................. 15
OTHER PRODUCTS............................................................. 15
CUSTODY OF ASSETS.......................................................... 15
LEGAL MATTERS.............................................................. 15
INDEPENDENT ACCOUNTANTS.................................................... 15
OTHER INFORMATION.......................................................... 15
FINANCIAL STATEMENTS....................................................... 16

                          DEFINITIONS OF SPECIAL TERMS

------------------------------- ------------------------------------------------
accumulation period             The period between the Contract date and the
                                maturity date while the Contract is in force.
------------------------------- ------------------------------------------------
accumulation unit value         An accounting unit of measure used to calculate
                                subaccount values during the accumulation
                                period.
------------------------------- ------------------------------------------------
annuitant                       The person named in the application, or as
                                subsequently changed, to receive annuity
                                payments.  The annuitant may be changed as
                                provided in the Contract's death benefit
                                provisions and annuity provision.
------------------------------- ------------------------------------------------
annuity value                   The sum of the separate account value and the
                                fixed account value.
------------------------------- ------------------------------------------------
annuity unit value              An accounting unit of measure used to calculate
                                annuity payments from the subaccounts after the
                                maturity date.
------------------------------- ------------------------------------------------
age                             The issue age is the annuitant's age on his/her
                                birthday immediately preceding the Contract
                                date. Attained age is the issue age plus the
                                number of completed Contract years. When we use
                                the term "age" in this SAI, it has the same
                                meaning as "attained age" in the Contract.
------------------------------- ------------------------------------------------
beneficiary(ies)                The person(s) entitled to receive the death
                                benefit proceeds under the Contract.
------------------------------- ------------------------------------------------
cash value                      The annuity value less the annual Contract
                                charge, any applicable premium taxes and any
                                Guaranteed Minimum Income Benefit Rider charge.
------------------------------- ------------------------------------------------
Code                            The Internal Revenue Code of 1986, as amended.
------------------------------- ------------------------------------------------
Contract date                   The later of the date on which the initial
                                premium payment is received and the date that
                                the properly completed application is received
                                at Western Reserve's administrative office.  It
                                is also the date when, depending on your state
                                of residence, we allocate your premium
                                payment(s) either to the reallocation account or
                                to the fixed account and the subaccounts you
                                selected on your application.  We measure
                                Contract years, Contract months and Contract
                                anniversaries from the Contract date.
------------------------------- ------------------------------------------------
death report day                The valuation date on which we receive proof of
                                annuitant's death and your beneficiary's
                                election regarding payment.
------------------------------- ------------------------------------------------
fixed account                   An allocation option under the Contract, other
                                than the separate account, that provides for
                                accumulation of premium payments, and options
                                for annuity payments on a fixed basis.  The
                                fixed account may not be available in all
                                states.
------------------------------- ------------------------------------------------
fixed account value             During the accumulation period, a Contract's
                                value allocated to the fixed account.
------------------------------- ------------------------------------------------
fund                            WRL Series Fund, Inc., an investment company
                                which is registered with the U.S. Securities and
                                Exchange Commission.  We reserve the right to
                                add other registered investment companies to the
                                Contract in the future.
------------------------------- ------------------------------------------------
in force                        Condition under which the Contract is active and
                                the owner is entitled to exercise all rights
                                under the Contract.
------------------------------- ------------------------------------------------
maturity date                   The date on which the accumulation period ends
                                and annuity payments begin.
------------------------------- ------------------------------------------------

NYSE                            New York Stock Exchange.
------------------------------- ------------------------------------------------
nonqualified Contracts          Contracts issued other than in connection with
                                retirement plans.
------------------------------- ------------------------------------------------
owner                           (you, your) The person(s) entitled to exercise
                                all rights under the Contract. The annuitant is
                                the owner unless the application states
                                otherwise, or unless a change of ownership is
                                made at a later time.
------------------------------- ------------------------------------------------
portfolio                       A separate investment portfolio of the fund.
------------------------------- ------------------------------------------------
premium payments                Amounts paid by an owner or on the owner's
                                behalf to Western Reserve as consideration for
                                the benefits provided by the Contract.  When we
                                use the term "premium payment" in this SAI, it
                                has the same meaning as "net premium payment" in
                                the Contract, which means the premium payment
                                less any applicable premium taxes.
------------------------------- ------------------------------------------------
qualified Contracts             Contracts issued in connection with retirement
                                plans that qualify for special federal income
                                tax treatment under the Code.
------------------------------- ------------------------------------------------
reallocation account            The WRL J.P. Morgan Money Market subaccount.
------------------------------- ------------------------------------------------
reallocation date               The date shown on the schedule page of your
                                Contract when we reallocate all annuity value
                                held in the reallocation account to the fixed
                                account and subaccounts you selected. We place
                                your premium in the reallocation account only if
                                your state requires us to return the full
                                premium in the event you exercise your right to
                                cancel. In all other states, the reallocation
                                date is the Contract date.
------------------------------- ------------------------------------------------
separate account                WRL Series Annuity Account, a separate
                                account composed of subaccounts established to
                                receive and invest premium payments not
                                allocated to the fixed account.
------------------------------- ------------------------------------------------
separate account value          During the accumulation period, a Contract's
                                value in the separate account, which equals the
                                total value in each subaccount.
------------------------------- ------------------------------------------------
subaccount                      A subdivision of the separate account that
                                invests exclusively in the shares of a specified
                                portfolio and supports the Contracts.
                                Subaccounts corresponding to each applicable
                                portfolio hold assets under the Contract during
                                the accumulation period.  Other subaccounts
                                corresponding to each applicable portfolio will
                                hold assets after the maturity date if a
                                variable annuity option is selected.
------------------------------- ------------------------------------------------
surrender                       The termination of a Contract at the option of
                                the owner.
------------------------------- ------------------------------------------------
valuation date                  Each day on which the NYSE is open for trading,
                                except when a subaccount's corresponding
                                portfolio does not value its shares. Western
                                Reserve is open for business on each day that
                                the NYSE is open.
------------------------------- ------------------------------------------------
valuation period                The period of time over which we determine the
                                change in the value of the subaccounts in order
                                to price accumulation units and annuity units.
                                Each valuation period begins at the close of
                                normal trading on the NYSE (currently 4:00 p.m.
                                Eastern time on each valuation date) and ends at
                                the close of normal trading of the NYSE on the
                                next valuation date.
------------------------------- ------------------------------------------------

In order to supplement the description in the prospectus, the following provides additional information about Western Reserve and the Contract, which may be of interest to a prospective purchaser.

                        THE CONTRACT--GENERAL PROVISIONS

OWNER

The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with Western Reserve's consent;
(4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary; and of the owner's spouse in a community or marital property state.

A joint owner can be named in the Contract application or in a written notice. The surviving joint owner will become the new owner upon the other joint owner's death, if one joint owner dies before the annuitant. If the surviving joint owner dies before the annuitant, the surviving joint owner's estate will become the owner.

NOTE CAREFULLY. If the surviving joint owner's estate becomes the new owner, and if no probate estate is opened because the surviving joint owner has precluded the opening of a probate estate by means of a trust or other instrument, unless Western Reserve has received written notice of the trust as a successor owner signed prior to the surviving joint owner's death, that trust may not exercise ownership rights to the Contract. It may be necessary to open a probate estate in order to exercise ownership rights to the Contract if the necessary written notice has not been received by Western Reserve.

The owner may change the ownership of the Contract in a written notice. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner, the change will take effect as of the date Western Reserve accepts the written notice. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing the owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

The Contract and any endorsements thereon and the Contract application constitute the entire contract between Western Reserve and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

If the age or gender of the annuitant has been misstated, Western Reserve will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or gender. The dollar amount of any underpayment Western Reserve makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by Western Reserve due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof Western Reserve finds satisfactory.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any portfolios of the fund and to substitute shares of another portfolio of the fund (or of another open-end registered investment company) if the shares of a portfolio are no longer available for investment or, if in our judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner's interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the "SEC") to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law.

We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of the fund, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of Western Reserve, marketing, tax, investment or other conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by Western Reserve. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of Western Reserve's domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under Payment Option D as Variable Life Income with 10 years of guaranteed payments.

Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date, which cannot be changed thereafter and will remain in effect until the Contract terminates. If a separate account annuity option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract's existing allocation options will remain in effect until the Contract terminates. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.

DETERMINATION OF THE FIRST VARIABLE PAYMENT. The amount of the first variable payment is determined by multiplying the annuity proceeds times the appropriate rate for the variable option selected. The rates are based on the Society of Actuaries 1983 Individual Mortality Table A with projection and a 5% effective annual assumed investment return and assuming a maturity date in the year 2000. Gender based mortality tables will be used unless prohibited by law. The amount of the first variable payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, at the maturity date, adjusted as follows:

        MATURITY DATE                           ADJUSTED AGE
        -------------                           ------------
        Before 2001                             Actual Age
        2001-2010                               Actual Age minus 1
        2011-2020                               Actual Age minus 2
        2021-2030                               Actual Age minus 3
        2031-2040                               Actual Age minus 4
        After 2040                              As determined by Western Reserve

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

DETERMINATION OF ADDITIONAL VARIABLE PAYMENTS. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

DEATH BENEFIT

ADJUSTED PARTIAL SURRENDER. A partial surrender will reduce the amount of your annual compounding death benefit or annual step-up death benefit, if selected, by an amount called the adjusted partial surrender. The reduction depends on the relationship between the annual compounding death benefit or annual step-up death benefit, and annuity value. The adjusted partial surrender is the amount of a partial surrender times the ratio of [(a) divided by (b)] where:

(a) is the amount of either death benefit prior to the partial surrender; and
(b) is the annuity value prior to the partial surrender.

THE FOLLOWING EXAMPLES DESCRIBE THE EFFECT OF SURRENDER ON THE ANNUAL COMPOUNDING DEATH BENEFIT OR ANNUAL STEP-UP DEATH BENEFIT, AND ANNUITY VALUE.

--------------------------------------------------------------------------------
                                    EXAMPLE 1
                           (Assumed Facts for Example)
---------------- ---------------------------------------------------------------
   $75,000       current annual compounding death benefit (ACDB) or annual
                 step-up death benefit (ASUDB) before surrender
---------------- ---------------------------------------------------------------
   $50,000       current annuity value before surrender
---------------- ---------------------------------------------------------------
   $75,000       current death benefit (larger of annuity value and ACDB or
                 ASUDB)
---------------- ---------------------------------------------------------------
   $15,000       requested partial surrender
---------------- ---------------------------------------------------------------
   $22,500       adjusted partial surrender = 15,000 *(75,000/50,000)
---------------- ---------------------------------------------------------------
   $52,500       new ACDB or ASUDB (after partial surrender) = 75,000 - 22,500
---------------- ---------------------------------------------------------------
   $35,000       new annuity value (after partial surrender) = 50,000 - 15,000
---------------- ---------------------------------------------------------------

SUMMARY:

Reduction in ACDB or ASUDB                  =  $22,500
Reduction in annuity value                  =  $15,000

NOTE: The ACDB or ASUDB is reduced more than the annuity value since the ACDB or ASUDB was greater than the annuity value just prior to the partial surrender.

--------------------------------------------------------------------------------
                                    EXAMPLE 2
                           (Assumed Facts for Example)

---------------- ---------------------------------------------------------------
   $50,000       current ACDB or ASUDB before surrender
---------------- ---------------------------------------------------------------
   $75,000       current annuity value before surrender
---------------- ---------------------------------------------------------------
   $75,000       current death benefit (larger of annuity value and ACDB or
                 ASUDB)
---------------- ---------------------------------------------------------------
   $15,000       requested partial surrender
---------------- ---------------------------------------------------------------
   $15,000       adjusted partial surrender = 15,000 *(75,000/75,000)
---------------- ---------------------------------------------------------------
   $35,000       new ACDB or ASUDB (after partial surrender) = 50,000 - 15,000
---------------- ---------------------------------------------------------------
   $60,000       new annuity value (after partial surrender) = 75,000 - 15,000
---------------- ---------------------------------------------------------------

SUMMARY:

Reduction in ACDB or ASUDB                  =  $15,000
Reduction in annuity value                  =  $15,000


NOTE: The ACDB or ASUDB and annuity value are reduced by the same amount since the annuity value was higher than the ACDB or ASUDB just prior to the partial surrender. DEATH OF OWNER. Federal tax law requires that if any owner (including any surviving joint owner who has become a current owner) dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences on page 6 for a detailed description of these rules. Other rules may apply to qualified Contracts.


If the owner (or a surviving joint owner) is not the annuitant and dies before the annuitant:

o if no beneficiary is named and alive, the owner's estate will become the new owner. The cash value must be distributed within five years of the former owner's death;
o if the beneficiary is alive and is the owner's spouse, the Contract will continue with the spouse as the new owner; or

o if the beneficiary is alive and is not the owner's spouse, the beneficiary will become the new owner. The cash value must be distributed either:
     o    within five years of the former owner's death; or
     o over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner's death; or
     o over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner's death.

DEATH OF ANNUITANT. Due proof of death of the annuitant is proof that the annuitant who is an owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options unless a settlement agreement is effective at the owner's death preventing such election.

If the annuitant dies during the accumulation period and the owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. In the event of joint owners, the younger joint owner will automatically become the new annuitant and this Contract will continue. If the annuitant dies during the accumulation period and the owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary. However, in the event of joint owners, if the annuitant dies during the accumulation period and is the same individual as one of the joint owners, the surviving joint owner will automatically become the annuitant and this Contract will continue.


If the annuitant was an owner, and the beneficiary was not the deceased annuitant's spouse, (1) the death benefit must be distributed within five years of the date of the annuitant/deceased owner's death, or (2) payments must begin no later than one year after the annuitant/deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/deceased owner's death. If the sole beneficiary is the annuitant/deceased owner's surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences on page 6.)


If the beneficiary elects to receive the death benefit proceeds under option
(1), then: (a) we will allow the beneficiary to make only ONE partial surrender during the five-year period. That surrender must be made at the time option (1) is elected; (b) we will allow the beneficiary to make ONE transfer to and from the subaccounts and the fixed account during the five-year period. That transfer must be made at the time option (1) is elected; (c) we will deduct the annual Contract charge each year during the five-year period; (d) we will not permit annuitization at the end of the five-year period; and (e) if the beneficiary dies during the five-year period, we will pay the remaining value of the Contract first to the contingent beneficiary named by the owner. If no contingent beneficiary is named, then we will make payments to the beneficiary's estate. The beneficiary is not permitted to name his or her own beneficiary.

If there are joint owners, the annuitant is not the owner, and the one joint owner dies prior to the maturity date, the surviving joint owner may surrender the Contract at any time for the amount of the adjusted annuity value.

BENEFICIARY. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary during the annuitant's lifetime by sending written notice to us. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice. We will not be liable for any payment made before the written notice is received. Unless we receive written notice from the owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary's creditors.

ASSIGNMENT

During the annuitant's lifetime and prior to the maturity date (subject to any irrevocable beneficiary's rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.

With regard to qualified Contracts, ownership of the Contract generally may be assigned, but any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

PROOF OF AGE, GENDER AND SURVIVAL

We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

The Contract will not share in Western Reserve's surplus earnings; no dividends will be paid.

EMPLOYEE AND AGENT PURCHASES

The Contract may be acquired by an employee or registered representative of any broker/dealer authorized to sell the Contract or by their spouse or minor children, or by an officer, director, trustee or bona fide full-time employee of Western Reserve or its affiliated companies or their spouse or minor children. In such a case, we may credit an amount equal to a percentage of each premium payment to the Contract due to lower acquisition costs we experience on those purchases. The credit will be reported to the Internal Revenue Service ("IRS") as taxable income to the employee or registered representative. We may offer, in our discretion, certain employer sponsored savings plans, reduced or waived fees and charges including, but not limited to, the annual Contract charge, for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which we are not presently aware which could result in reduced sales or distribution expenses. Credits to the Contract or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

THE FOLLOWING SUMMARY DOES NOT CONSTITUTE TAX ADVICE. IT IS A GENERAL DISCUSSION OF CERTAIN OF THE EXPECTED FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN AND DISTRIBUTIONS WITH RESPECT TO A CONTRACT BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, PROPOSED AND FINAL TREASURY REGULATIONS THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE. THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND DOES NOT DISCUSS STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

TAX STATUS OF THE CONTRACT

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under section 817(h) (Treas. Reg. (ss.) 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the fund and its portfolios, intends to comply with the diversification requirements of the Treasury.

Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified contracts from application of the diversification rules, the investment vehicle for Western Reserve's qualified Contracts (i.e., the fund) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified contracts as well as qualified contracts.

OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular subaccounts without being treated as owners of underlying assets."

The ownership rights under the Contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more subaccounts in which to allocate premiums and annuity values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the separate account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the separate account.

DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiarY. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

QUALIFIED CONTRACTS. The qualified Contract is designed for use with several types of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits: distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

For qualified plans under sections 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age
70 1/2. Each owner is responsible for requesting distributions under the Contract that satisfy applicable tax rules.

We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) the total premium payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or partial surrenders must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Section 408 of the Code also indicates that no part of the funds for an IRA may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The Contract provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the Contract under section 408 of the Code. The IRS has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the Contract, comports with IRA qualification requirements.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are the same.

SECTION 403(b) PLANS. Under section 403(b) of the Code, payments made by public school systems and certain tax exempt organizations to purchase Contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor. Additionally, in accordance with the requirements of the Code, section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments. The Contract includes a death benefit that in some cases may exceed the greater of the premium payments or the annuity value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax advisor.

DEFERRED COMPENSATION PLANS. Section 457 of the Code, while not actually providing for a qualified plan (as that term is used in the Code), provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contracts can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental section 457 plans, all such investments, however, are owned by the sponsoring employer, and are subject to the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-governmental employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

TAXATION OF WESTERN RESERVE

Western Reserve at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

                              INVESTMENT EXPERIENCE

ACCUMULATION UNITS

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the fund less any applicable charges or fees.

Upon allocation to the selected subaccount of the separate account, premium payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount's value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

The number of units that your Contract has in each subaccount is equal to:

1. The initial units purchased on the Contract date; plus
2. Units purchased at the time additional premium payments are allocated to the subaccount; plus
3. Units purchased through transfers from another subaccount or the fixed account; minus
4. Any units that are redeemed to pay for partial surrenders; minus
5. Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus
6. Any units that are redeemed to pay the annual Contract charge, any premium taxes, any Guaranteed Minimum Income Benefit Rider charge and any transfer charge.

The value of an accumulation unit was arbitrarily established at $10.00 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE, on each day the NYSE is open.

ACCUMULATION UNIT VALUE

The accumulation unit value will vary from one valuation period to the next depending on the investment returns experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is the result of:

1. The accrued daily percentage for the mortality and expense risk charge and the administrative charge multiplied by the net assets of the subaccount; minus
2. The accrued amount of reserve for any taxes that are determined by us to have resulted from the investment operations of the subaccount; divided by
3. The number of outstanding units in the subaccount.

During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 1.25% of net assets for each day in the valuation period (1.40% if the annual compounding death benefit or annual step-up death benefit is added) and compensates us for certain mortality and expense risks. The administrative charge is deducted at an annual rate of 0.40% of net assets for each day in the valuation period and compensates us for certain administrative expenses. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

The discussion in this section assumes the Guaranteed Minimum Income Benefit Rider (the "Rider") is not included in the Contract.

The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

          (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;
          (b) is the net investment factor for that subaccount for the valuation period; and
          (c) is the investment return adjustment factor for the valuation period.

The investment return adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

          (i)   is the result of:

                (1) the net asset value of a portfolio share held in that subaccount determined at the end of the current valuation period; plus
                (2) the per share amount of any dividend or capital gain distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus
                (3) a per share charge or credit for any taxes reserved for, which we determine to have resulted from the investment operations of the subaccount.

          (ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.
          (iii) is a factor representing the separate account annuitization charge. This factor is equal, on an annual basis, to 1.40% of the daily net asset value of the subaccount.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. The Contract also contains a table for determining the adjusted age of the annuitant.

               ILLUSTRATION OF CALCULATIONS FOR ANNUITY UNIT VALUE
                          AND VARIABLE ANNUITY PAYMENTS
           FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE


Annuity unit value = ABC


Where: A =  Annuity unit value for the immediately preceding valuation period.
            Assume.......................................................  = $ X

       B = Net investment experience factor for the valuation period for which the annuity unit value is being calculated.

            Assume.......................................................... = Y

       C =  A factor to neutralize the assumed interest rate of 5% built into the annuity tables used.
            Assume.......................................................... = Z


Then, the annuity unit value is:....$XYZ = $Q


               FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF
                     FIRST MONTHLY VARIABLE ANNUITY PAYMENT

First monthly variable annuity payment =   AB
                                         ------
                                         $1,000

Where: A =  The annuity value as of the maturity date.
            Assume.......................................................  = $ X

       B = The annuity purchase rate per $1,000 based upon the option selected, the gender and adjusted age of the annuitant according to the tables contained in the Contract.
            Assume.......................................................  = $ Y

Then, the first monthly variable annuity payment =   $XY = $Z
                                                     --------
                                                       1,000

      FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS
              REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

Number of annuity units =  A
                           -
                           B

Where: A = The dollar amount of the first monthly variable annuity payment.
           Assume........................................................  = $ X

       B = The annuity unit value for the valuation date on which the first monthly payment is due.
           Assume........................................................  = $ Y

Then, the number of annuity units =   $X = Z
                                      ------
                                        $Y

GUARANTEED MINIMUM INCOME BENEFIT RIDER- HYPOTHETICAL ILLUSTRATIONS

This discussion assumes the Rider is included in the Contract.

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the Rider for a $100,000 premium when annuity payments do not begin until the Contract anniversary indicated in the left-hand column. These figures assume that there were no subsequent premium payments or partial surrenders, that there were no premium taxes and that the $100,000 premium is annuitized under the Rider. Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a life only and a life with 10-year certain basis. These hypothetical illustrations assume that the annuitant is (or both annuitants are) 60 years old when the Contract is issued, that the annual growth rate is 6.0% (once established, an annual growth rate will not change during the life of the Rider), and that there was no upgrade of the minimum annuitization value. The figures below are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments will be calculated using a 5% assumed investment return and a 2.50% daily separate account annuitization charge, provided no upgrade in minimum annuitization value has occurred).

Illustrations of guaranteed minimum monthly payments based on other assumptions will be provided upon request.


----------------------------------------------------------------------------------------------------------------------------
  RIDER ANNIVERSARY AT
      EXERCISE DATE                      MALE                            FEMALE                       JOINT & SURVIVOR
----------------------------------------------------------------------------------------------------------------------------
                              LIFE ONLY            LIFE 10       LIFE ONLY          LIFE 10       LIFE ONLY         LIFE 10
----------------------------------------------------------------------------------------------------------------------------
10 (age 70)                    $ 1,135             $ 1,067        $   976           $   949        $   854           $   852
----------------------------------------------------------------------------------------------------------------------------
15                               1,833               1,634          1,562             1,469          1,332             1,318
----------------------------------------------------------------------------------------------------------------------------
20 (age 80)                      3,049               2,479          2,597             2,286          2,145             2,078
----------------------------------------------------------------------------------------------------------------------------

Life Only = Life Annuity with No Period Certain     Life 10 = Life Annuity with 10 Years Certain


These hypothetical illustrations should not be deemed representative of past or future performance of any underlying variable investment option.

Partial surrenders will affect the minimum annuitization value as follows: Each Contract year, partial surrenders up to the limit of the minimum annuitization value on the last Contract anniversary multiplied by the annual growth rate reduce the minimum annuitization value on a dollar-for-dollar basis. Partial surrenders over this limit will reduce the minimum annuitization value by an amount equal to the partial surrender amount multiplied by the ratio of the minimum annuitization value immediately prior to the adjusted partial surrender to the annuity value immediately prior to the adjusted partial surrender.

The amount of the first payment provided by the Rider will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the Rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) gender (or without regard to gender if required by law), age, and the Rider payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table A" mortality table improved to the year 2000 with projection Scale G. Subsequent payments will be calculated as described in the Rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The scheduled payment on each subsequent Contract anniversary after annuitization using the Rider will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a Contract year is greater than the scheduled payment for that Contract year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a Contract year is less than the scheduled payment for that Contract year, then there will be a reduction in the number of annuity units credited to the Contract to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your Contract. Purchases and reductions of annuity units will be allocated to each subaccount on a proportionate basis.

We bear the risk that we will need to make payments if all annuity units have been used in an attempt to maintain the scheduled payment at the initial payment level. In such an event, we will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate us for this risk, the separate account annuitization charge will be deducted.

                           HISTORICAL PERFORMANCE DATA

MONEY MARKET YIELDS

YIELD - The yield quotation set forth in the prospectus for the WRL J.P. Morgan Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

EFFECTIVE YIELD - The effective yield quotation for the WRL J.P. Morgan Money Market subaccount set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the WRL J.P. Morgan Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

             EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1} 365/7) - 1

     The effective yield is shown at least to the nearest hundredth of one percent.


HYPOTHETICAL CHARGE - For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract. No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the WRL J.P. Morgan Money Market subaccount and the fund are excluded from the calculation of yield.


The yield on amounts held in the WRL J.P. Morgan Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The WRL J.P. Morgan Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the WRL J.P. Morgan Money Market, the types and quality of portfolio securities held by the WRL J.P. Morgan Money Market and its operating expenses.

OTHER SUBACCOUNT YIELDS

The yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, representing the accumulation period set forth in the prospectus is based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:
                      YIELD = 2[(a-b]+ 1)6 -1]
                                ----
                                 cd

Where:   a = net investment income earned during the period by the corresponding portfolio of the fund attributable to shares owned by the subaccount.
         b = expenses accrued for the period (net of reimbursement).
         c = the average daily number of units outstanding during the period.
         d = the maximum offering price per unit on the last day of the period.


For purposes of the yield quotations for all of the subaccounts, except the WRL J.P. Morgan Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. The calculations do not take into account any premium taxes or any transfer charges.

Premium taxes currently range from 0% to 3.50% of premium payments depending upon the jurisdiction in which the Contract is delivered.


The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

The total return quotations set forth in the prospectus for subaccounts investing in the underlying portfolios are average annual total return quotations for the one, five and ten-year periods since the separate account began investing in the portfolio (or, while such subaccount has been in existence for a period of less than one, five and ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:


                                 P(1 + T)n = ERV

Where:   P               =   a hypothetical initial payment of $10,000
         T               =   average annual total return
         n               =   number of years
         ERV             =   ending redeemable value of a hypothetical
                             $10,000 payment made at the beginning of each period at the end of each period.

For purposes of the total return quotations for the subaccounts, the calculations take into account all fees that are charged under the Contract to all owner accounts during the accumulation period. Such fees include the mortality and expense risk charge, the administrative charge and the $30 annual Contract charge, calculated on the basis of a separate account value per Contract of $10,000, which converts that charge to an annual rate of 0.30% of the separate account value. (The calculations may also reflect the mortality and expense risk charge for the annual compounding death benefit or annual step-up death benefit and the 0.30% charge for the Rider.) The calculations do not reflect any deduction for premium taxes or any transfer charge that may be applicable to a particular Contract.


OTHER PERFORMANCE DATA

We may present the total return data stated in the prospectus on a non-standard basis. This means that the data will not be reduced by all the fees and charges under the Contract and that the data may be presented for different time periods and for different premium payment amounts. NON-STANDARD PERFORMANCE DATA WILL ONLY BE DISCLOSED IF STANDARD PERFORMANCE DATA FOR THE REQUIRED PERIODS IS ALSO DISCLOSED.

We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios.

We calculate cumulative total returns according to the following formula:

                                  (1 + T)n - 1

Where:                   T and n are the same values as above


In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

For instance, we may disclose average annual total returns for the portfolios reduced by all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 1.25% (1.40% if the annual compounding death benefit or annual step-up death benefit is added), the administrative charge of 0.40%, the Rider charge of 0.30% and the $30 annual Contract charge (based on a separate account value of $10,000, the annual Contract charge is translated into an annual charge of 0.30%).


ADVERTISING AND SALES LITERATURE

From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance,
(2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of premium payments made on a "before tax" basis through a tax-qualified plan with those made on an "after tax" basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of premium payments.

As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

                                PUBLISHED RATINGS

We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Rating Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance contracts in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-contract obligations such as debt or commercial paper obligations. These ratings do not apply to the separate account, its subaccounts, the fund or its portfolios, or to their performance.

                                 ADMINISTRATION

Western Reserve performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

                               RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by WRL Investment Services, Inc. As presently required by the 1940 Act and regulations promulgated thereunder, Western Reserve will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. Contract owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE CONTRACTS

AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.

The Contracts are offered to the public through broker-dealers licensed under the federal securities laws and state insurance laws and who have entered into written sales agreements with AFSG. Western Reserve will generally pay broker-dealers sales commissions in an amount equal to 1.25% of first year premium payments. In addition, broker-dealers may receive trail commissions of 1.25% of the annuity value in each Contract year, starting with the second Contract year, provided the Contract has an annuity value of $25,000 or more. Certain production, persistency and managerial bonuses may also be paid. Subject to applicable federal and state laws and regulations, Western Reserve may also pay compensation to banks and other financial institutions for their services in connection with the sale and servicing of the Contracts. The level of such compensation will not exceed that paid to broker-dealers for their sale of the Contracts. The offering of the Contracts is continuous and Western Reserve does not anticipate discontinuing the offering of the Contracts. However, Western Reserve reserves the right to do so.

                                 OTHER PRODUCTS

Western Reserve makes other variable annuity contracts available that may also be funded through the separate account. These variable annuity contracts may have different features, such as different investment choices or charges.

                                CUSTODY OF ASSETS

The assets of the separate account are held by Western Reserve. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. WRL Investment Services, Inc. maintains records of all purchases and redemptions of shares of the fund. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON U.S. Holding Corporation ("AEGON U.S.") in the amount of $10 million, covering all of the employees of AEGON U.S. and its affiliates, including Western Reserve. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

                                  LEGAL MATTERS

Sutherland Asbill & Brennan LLP has provided advice on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts. All matters of Ohio law pertaining to the Contracts, including the validity of the Contracts and Western Reserve's right to issue the Contracts under Ohio insurance law, have been passed upon by Thomas E. Pierpan, Esq., Vice President, Associate General Counsel and Assistant Secretary of Western Reserve.

                             INDEPENDENT ACCOUNTANTS

The accounting firm of PricewaterhouseCoopers LLP, independent accountants, provided audit services to the separate account for the year ended December 31, 1998. The principal business address of PricewaterhouseCoopers LLP is 160 Federal Street, Boston, Massachusetts 02110. The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to Western Reserve for the year ended December 31, 1998. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

                                OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

The values of an owner's interest in the separate account will be affected solely by the investment returns of the selected subaccount(s). Western Reserve's financial statements, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account. The financial statements of the separate account are not fully representative of the subaccounts listed in the prospectus, as the subaccounts have not yet commenced operations.

Financial statements for Western Reserve as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 have been prepared on the basis of statutory accounting principles, rather than generally accepted accounting principles.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Western Reserve Life
Assurance Co. of Ohio and Contract Owners of the
WRL Series Annuity Account

     In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the WRL Freedom Variable Annuity, WRL Freedom Attainer, WRL Freedom Bellwether, WRL Freedom Conqueror and WRL Freedom Wealth Creator Contracts of the WRL Series Annuity Account (a separate account of Western Reserve Life Assurance Co. of Ohio, hereafter referred to as the "Annuity Account") at December 31, 1998, the results of each of their operations, the changes in each of their net assets and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Annuity Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICEWATERHOUSE COOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
January 29, 1999

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                              Money
                                                              Market           Bond          Growth
                                                           Sub-Account     Sub-Account     Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................       143,019          12,371          27,417
                                                              =======          ======          ======
  Cost ................................................      $143,019        $141,968      $  936,730
                                                             ========        ========      ==========
 Investment, at net asset value .......................      $143,019        $143,431      $1,643,367
 Transfers receivable from depositor ..................             0               0               0
                                                             --------        --------      ----------
  Total assets ........................................       143,019         143,431       1,643,367
                                                             --------        --------      ----------
LIABILITIES:
 Accrued expenses .....................................             0               0               0
 Transfers payable to depositor .......................           240             754             117
                                                             --------        --------      ----------
  Total liabilities ...................................           240             754             117
                                                             --------        --------      ----------
  Net assets ..........................................      $142,779        $142,677      $1,643,250
                                                             ========        ========      ==========
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................      $ 48,797        $ 50,893      $  817,014
  Class B .............................................        93,982          91,784         826,236
 Depositor's equity:
  Class A .............................................             0               0               0
  Class B .............................................             0               0               0
                                                             --------        --------      ----------
   Net assets applicable to units outstanding .........      $142,779        $142,677      $1,643,250
                                                             ========        ========      ==========
 Contract Owners' units:
  Class A .............................................         3,396           2,415          13,063
  Class B .............................................         7,839           6,351          27,435
 Depositor's units:
  Class A .............................................             0               0               0
  Class B .............................................             0               0               0
                                                             --------        --------      ----------
   Units outstanding ..................................        11,235           8,766          40,498
                                                             ========        ========      ==========
  Accumulation unit value -- Class A ..................      $  14.37        $  21.08      $    62.54
                                                             ========        ========      ==========
  Accumulation unit value -- Class B ..................      $  11.99        $  14.45      $    30.12
                                                             ========        ========      ==========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                                             Strategic       Emerging
                                                              Global       Total Return       Growth
                                                           Sub-Account      Sub-Account     Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................        34,670          29,841          21,627
                                                               ======          ======          ======
  Cost ................................................      $649,971        $409,291        $410,871
                                                             ========        ========        ========
 Investment, at net asset value .......................      $821,980        $489,540        $582,292
 Transfers receivable from depositor ..................           890               0             967
                                                             --------        --------        --------
  Total assets ........................................       822,870         489,540         583,259
                                                             --------        --------        --------
LIABILITIES:
 Accrued expenses .....................................             0               0               0
 Transfers payable to depositor .......................             0              29               0
                                                             --------        --------        --------
  Total liabilities ...................................             0              29               0
                                                             --------        --------        --------
  Net assets ..........................................      $822,870        $489,511        $583,259
                                                             ========        ========        ========
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................      $298,285        $160,783        $201,838
  Class B .............................................       524,585         328,728         381,421
 Depositor's equity:
  Class A .............................................             0               0               0
  Class B .............................................             0               0               0
                                                             --------        --------        --------
   Net assets applicable to units outstanding .........      $822,870        $489,511        $583,259
                                                             ========        ========        ========
 Contract Owners' units:
  Class A .............................................         9,640           7,983           6,443
  Class B .............................................        17,105          16,462          12,279
 Depositor's units:
  Class A .............................................             0               0               0
  Class B .............................................             0               0               0
                                                             --------        --------        --------
   Units outstanding ..................................        26,745          24,445          18,722
                                                             ========        ========        ========
  Accumulation unit value -- Class A ..................      $  30.94        $  20.14        $  31.33
                                                             ========        ========        ========
  Accumulation unit value -- Class B ..................      $  30.67        $  19.97        $  31.06
                                                             ========        ========        ========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                            Aggressive                      Growth &
                                                              Growth         Balanced        Income
                                                           Sub-Account     Sub-Account     Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................        17,282          6,282           5,661
                                                               ======          =====           =====
  Cost ................................................      $281,400        $73,205         $70,109
                                                             ========        =======         =======
 Investment, at net asset value .......................      $387,788        $78,793         $69,506
 Transfers receivable from depositor ..................           461              0               0
                                                             --------        -------         -------
  Total assets ........................................       388,249         78,793          69,506
                                                             --------        -------         -------
LIABILITIES:
 Accrued expenses .....................................             0              0               0
 Transfers payable to depositor .......................             0             45             856
                                                             --------        -------         -------
  Total liabilities ...................................             0             45             856
                                                             --------        -------         -------
  Net assets ..........................................      $388,249        $78,748         $68,650
                                                             ========        =======         =======
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................      $106,742        $19,730         $16,502
  Class B .............................................       281,507         59,018          52,148
 Depositor's equity:
  Class A .............................................             0              0               0
  Class B .............................................             0              0               0
                                                             --------        -------         -------
   Net assets applicable to units outstanding .........      $388,249        $78,748         $68,650
                                                             ========        =======         =======
 Contract Owners' units:
  Class A .............................................         4,069          1,336           1,021
  Class B .............................................        10,807          4,024           3,248
 Depositor's units:
  Class A .............................................             0              0               0
  Class B .............................................             0              0               0
                                                             --------        -------         -------
   Units outstanding ..................................        14,876          5,360           4,269
                                                             ========        =======         =======
 Accumulation unit value -- Class A ...................      $  26.23        $ 14.77         $ 16.17
                                                             ========        =======         =======
 Accumulation unit value -- Class B ...................      $  26.05        $ 14.67         $ 16.06
                                                             ========        =======         =======

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                           Tactical Asset       C.A.S.E.
                                                             Allocation          Growth       Global Sector
                                                             Sub-Account      Sub-Account      Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................         24,217            3,976            1,045
                                                                ======            =====            =====
  Cost ................................................       $314,319          $56,032          $11,468
                                                              ========          =======          =======
 Investment, at net asset value .......................       $323,329          $51,653          $11,552
 Transfers receivable from depositor ..................              0               88               12
                                                              --------          -------          -------
  Total assets ........................................        323,329           51,741           11,564
                                                              --------          -------          -------
LIABILITIES:
 Accrued expenses .....................................              0                0                0
 Transfers payable to depositor .......................              5                0                0
                                                              --------          -------          -------
  Total liabilities ...................................              5                0                0
                                                              --------          -------          -------
  Net assets ..........................................       $323,324          $51,741          $11,564
                                                              ========          =======          =======
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................       $ 85,428          $14,161          $ 1,433
  Class B .............................................        237,896           37,580           10,131
 Depositor's equity:
  Class A .............................................              0                0                0
  Class B .............................................              0                0                0
                                                              --------          -------          -------
   Net assets applicable to units outstanding .........       $323,324          $51,741          $11,564
                                                              ========          =======          =======
 Contract Owners' units:
  Class A .............................................          5,174              887              123
  Class B .............................................         14,496            3,043              873
 Depositor's units:
  Class A .............................................              0                0                0
  Class B .............................................              0                0                0
                                                              --------          -------          -------
   Units outstanding ..................................         19,670            3,930              996
                                                              ========          =======          =======
  Accumulation unit value -- Class A ..................       $  16.51          $ 15.96          $ 11.66
                                                              ========          =======          =======
  Accumulation unit value -- Class B ..................       $  16.41          $ 12.35          $ 11.61
                                                              ========          =======          =======

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                                            International        U.S.
                                                           Value Equity         Equity          Equity
                                                            Sub-Account      Sub-Account      Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................        10,818            2,176            6,700
                                                               ======            =====            =====
  Cost ................................................      $143,906          $25,592          $88,930
                                                             ========          =======          =======
 Investment, at net asset value .......................      $131,063          $26,267          $96,618
 Transfers receivable from depositor ..................             0                0              257
                                                             --------          -------          -------
  Total assets ........................................       131,063           26,267           96,875
                                                             --------          -------          -------
LIABILITIES:
 Accrued expenses .....................................             0                0                0
 Transfers payable to depositor .......................           206              108                0
                                                             --------          -------          -------
  Total liabilities ...................................           206              108                0
                                                             --------          -------          -------
  Net assets ..........................................      $130,857          $26,159          $96,875
                                                             ========          =======          =======
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................      $ 38,640          $ 6,783          $23,419
  Class B .............................................        92,217           19,376           73,456
 Depositor's equity: ..................................
  Class A .............................................             0                0                0
  Class B .............................................             0                0                0
                                                             --------          -------          -------
   Net assets applicable to units outstanding .........      $130,857          $26,159          $96,875
                                                             ========          =======          =======
 Contract Owners' units:
  Class A .............................................         2,964              573            1,538
  Class B .............................................         7,103            1,642            4,840
 Depositor's units: ...................................
  Class A .............................................             0                0                0
  Class B .............................................             0                0                0
                                                             --------          -------          -------
   Units outstanding ..................................        10,067            2,215            6,378
                                                             ========          =======          =======
  Accumulation unit value -- Class A ..................      $  13.04          $ 11.83          $ 15.22
                                                             ========          =======          =======
  Accumulation unit value -- Class B ..................      $  12.98          $ 11.80          $ 15.18
                                                             ========          =======          =======

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF ASSETS AND LIABILITIES
                             AT DECEMBER 31, 1998
                 ALL AMOUNTS (EXCEPT UNIT VALUES) IN THOUSANDS

                                                           Third Avenue     Real Estate
                                                               Value        Securities
                                                            Sub-Account     Sub-Account
ASSETS:
 Investment in WRL Series Fund, Inc.:
  Shares ..............................................         1,651            201
                                                                =====            ===
  Cost ................................................       $15,959         $1,774
                                                              =======         ======
 Investment, at net asset value .......................       $15,335         $1,706
 Transfers receivable from depositor ..................             5            189
                                                              -------         ------
  Total assets ........................................        15,340          1,895
                                                              -------         ------
LIABILITIES:
 Accrued expenses .....................................             0              0
 Transfers payable to depositor .......................             0              0
                                                              -------         ------
  Total liabilities ...................................             0              0
                                                              -------         ------
  Net assets ..........................................       $15,340         $1,895
                                                              =======         ======
NET ASSETS CONSISTS OF:
 Contract Owners' equity:
  Class A .............................................       $ 5,783         $  318
  Class B .............................................         9,281          1,071
 Depositor's equity:
  Class A .............................................           138            253
  Class B .............................................           138            253
                                                              -------         ------
   Net assets applicable to units outstanding .........       $15,340         $1,895
                                                              =======         ======
Contract Owners' units:
  Class A .............................................           629             38
  Class B .............................................         1,010            127
 Depositor's units:
  Class A .............................................            15             30
  Class B .............................................            15             30
                                                              -------         ------
   Units outstanding ..................................         1,669            225
                                                              =======         ======
  Accumulation unit value -- Class A ..................       $  9.20         $ 8.44
                                                              =======         ======
  Accumulation unit value -- Class B ..................       $  9.19         $ 8.43
                                                              =======         ======

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                           ALL AMOUNTS IN THOUSANDS

                                                                                 Money
                                                                                 Market           Bond          Growth
                                                                              Sub-Account     Sub-Account     Sub-Account
INVESTMENT INCOME:
 Dividend income .........................................................       $7,098          $6,877        $  2,436
 Capital gain distributions ..............................................            0               0          10,814
                                                                                 ------          ------        --------
   Total investment income ...............................................        7,098           6,877          13,250
                                                                                 ------          ------        --------
EXPENSES:
 Mortality and expense risk:
  Class A ................................................................          652             587           8,232
  Class B ................................................................        1,204           1,077           8,089
                                                                                 ------          ------        --------
   Total expenses ........................................................        1,856           1,664          16,321
                                                                                 ------          ------        --------
 Net investment income (loss) ............................................        5,242           5,213          (3,071)
                                                                                 ------          ------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions ...................            0           2,980          84,538
 Change in unrealized appreciation (depreciation) ........................            0             772         534,463
                                                                                 ------          ------        --------
 Net gain (loss) on investment securities ................................            0           3,752         619,001
                                                                                 ------          ------        --------
   Net increase (decrease) in net assets resulting from operations .......       $5,242          $8,965        $615,930
                                                                                 ======          ======        ========

                                                                                                Strategic       Emerging
                                                                                 Global       Total Return       Growth
                                                                              Sub-Account      Sub-Account     Sub-Account
INVESTMENT INCOME:
 Dividend income .........................................................      $  4,368         $11,176        $      0
 Capital gain distributions ..............................................        28,573           9,413          19,371
                                                                                --------         -------        --------
   Total investment income ...............................................        32,941          20,589          19,371
                                                                                --------         -------        --------
EXPENSES:
 Mortality and expense risk:
  Class A ................................................................         3,594           2,046           2,147
  Class B ................................................................         6,370           4,258           4,191
                                                                                --------         -------        --------
   Total expenses ........................................................         9,964           6,304           6,338
                                                                                --------         -------        --------
 Net investment income (loss) ............................................        22,977          14,285          13,033
                                                                                --------         -------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions ...................        41,579          12,532          34,463
 Change in unrealized appreciation (depreciation) ........................       112,012           9,475         100,637
                                                                                --------         -------        --------
 Net gain (loss) on investment securities ................................       153,591          22,007         135,100
                                                                                --------         -------        --------
   Net increase (decrease) in net assets resulting from operations .......      $176,568         $36,292        $148,133
                                                                                ========         =======        ========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                           ALL AMOUNTS IN THOUSANDS

                                                                               Aggressive                      Growth &
                                                                                 Growth         Balanced        Income
                                                                              Sub-Account     Sub-Account     Sub-Account
INVESTMENT INCOME:
 Dividend income .........................................................      $    810         $1,738        $  2,946
 Capital gain distributions ..............................................        19,054             76             518
                                                                                --------         ------        --------
   Total investment income ...............................................        19,864          1,814           3,464
                                                                                --------         ------        --------
EXPENSES:
 Mortality and expense risk:
  Class A ................................................................         1,054            236             204
  Class B ................................................................         2,857            730             643
                                                                                --------         ------        --------
   Total expenses ........................................................         3,911            966             847
                                                                                --------         ------        --------
 Net investment income (loss) ............................................        15,953            848           2,617
                                                                                --------         ------        --------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions ...................        11,096          2,432           1,695
 Change in unrealized appreciation (depreciation) ........................        87,922            550          (3,096)
                                                                                --------         ------        --------
 Net gain (loss) on investment securities ................................        99,018          2,982          (1,401)
                                                                                --------         ------        --------
   Net increase (decrease) in net assets resulting from operations .......      $114,971         $3,830        $  1,216
                                                                                ========         ======        ========

                                                                              Tactical Asset       C.A.S.E.        Global
                                                                                Allocation          Growth         Sector
                                                                                Sub-Account      Sub-Account     Sub-Account
INVESTMENT INCOME:
 Dividend income .........................................................      $   9,083         $  4,661          $202
 Capital gain distributions ..............................................         21,777              321           138
                                                                                ---------         --------          ----
   Total investment income ...............................................         30,860            4,982           340
                                                                                ---------         --------          ----
EXPENSES:
 Mortality and expense risk:
  Class A ................................................................          1,035              187            26
  Class B ................................................................          3,064              492           143
                                                                                ---------         --------          ----
   Total expenses ........................................................          4,099              679           169
                                                                                ---------         --------          ----
 Net investment income (loss) ............................................         26,761            4,303           171
                                                                                ---------         --------          ----
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions ...................          4,988             (437)          208
 Change in unrealized appreciation (depreciation) ........................        (12,543)          (3,543)          557
                                                                                ---------         --------          ----
 Net gain (loss) on investment securities ................................         (7,555)          (3,980)          765
                                                                                ---------         --------          ----
   Net increase (decrease) in net assets resulting from operations .......      $  19,206         $    323          $936
                                                                                =========         ========          ====

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                            STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                           ALL AMOUNTS IN THOUSANDS

                                                                                 Value        International
                                                                                 Equity          Equity        U.S. Equity
                                                                              Sub-Account      Sub-Account     Sub-Account
INVESTMENT INCOME:
 Dividend income .........................................................     $   2,672         $   20          $ 2,868
 Capital gain distributions ..............................................         9,420              0              664
                                                                               ---------         ------          -------
   Total investment income ...............................................        12,092             20            3,532
                                                                               ---------         ------          -------
EXPENSES:
 Mortality and expense risk:
  Class A ................................................................           604             88              209
  Class B ................................................................         1,461            231              625
                                                                               ---------         ------          -------
   Total expenses ........................................................         2,065            319              834
                                                                               ---------         ------          -------
 Net investment income (loss) ............................................        10,027           (299)           2,698
                                                                               ---------         ------          -------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions ...................         7,300            892            3,078
 Change in unrealized appreciation (depreciation) ........................       (29,640)         1,160            7,647
                                                                               ---------         ------          -------
 Net gain (loss) on investment securities ................................       (22,340)         2,052           10,725
                                                                               ---------         ------          -------
   Net increase (decrease) in net assets resulting from operations .......     $ (12,313)        $1,753          $13,423
                                                                               =========         ======          =======

                                                                             Third Avenue      Real Estate
                                                                                Value          Securities
                                                                           Sub-Account (a)   Sub-Account (b)
INVESTMENT INCOME:
 Dividend income .......................................................      $     42           $    0
 Capital gain distributions ............................................             0                0
                                                                              --------           ------
   Total investment income .............................................            42                0
                                                                              --------           ------
EXPENSES:
 Mortality and expense risk:
  Class A ..............................................................            58                3
  Class B ..............................................................           102                7
                                                                              --------           ------
   Total expenses ......................................................           160               10
                                                                              --------           ------
 Net investment income (loss) ..........................................          (118)             (10)
                                                                              --------           ------
NET REALIZED AND UNREALIZED GAIN (LOSS):
 Net realized gain (loss) from securities transactions .................          (367)             (97)
 Change in unrealized appreciation (depreciation) ......................          (624)             (68)
                                                                              --------           ------
 Net gain (loss) on investment securities ..............................          (991)            (165)
                                                                              --------           ------
   Net increase (decrease) in net assets resulting from operations .....      $ (1,109)          $ (175)
                                                                              ========           ======

(a) The inception date of this Sub-Account was January 2, 1998.
(b) The inception date of this Sub-Account was May 1, 1998.

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                           MONEY MARKET                 BOND
                                                           SUB-ACCOUNT               SUB-ACCOUNT
                                                           December 31,             December 31,
                                                    -------------------------- -----------------------
                                                         1998         1997         1998        1997
                                                    ------------- ------------ ----------- -----------
OPERATIONS:
 Net investment income (loss) .....................  $     5,242   $    4,323   $   5,213   $   3,787
 Net gain (loss) on investment securities .........            0            0       3,752       2,297
                                                     -----------   ----------   ---------   ---------
 Net increase (decrease) in net assets
  resulting from operations .......................        5,242        4,323       8,965       6,084
                                                     -----------   ----------   ---------   ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........       89,466       24,672      39,699      34,812
                                                     -----------   ----------   ---------   ---------
 Less cost of units redeemed:
  Administrative charges ..........................           67           56          74          60
  Policy loans ....................................           10           44           9          29
  Surrender benefits ..............................       51,046       35,358      15,360      12,801
  Death benefits ..................................        2,489        1,410       1,002       1,119
                                                     -----------   ----------   ---------   ---------
                                                          53,612       36,868      16,445      14,009
                                                     -----------   ----------   ---------   ---------
  Increase (decrease) in net assets
   from capital unit transactions .................       35,854      (12,196)     23,254      20,803
                                                     -----------   ----------   ---------   ---------
  Net increase (decrease) in net assets ...........       41,096       (7,873)     32,219      26,887
 Depositor's equity contribution (redemption) .....            0            0           0           0
NET ASSETS:
 Beginning of year ................................      101,683      109,556     110,458      83,571
                                                     -----------   ----------   ---------   ---------
 End of year ......................................  $   142,779   $  101,683   $ 142,677   $ 110,458
                                                     ===========   ==========   =========   =========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..........        2,861        3,849       2,360       2,513
  Units issued ....................................       12,716       11,575       1,411         863
  Units redeemed ..................................      (12,181)     (12,563)     (1,356)     (1,016)
                                                     -----------   ----------   ---------   ---------
   Units outstanding -- end of year ...............        3,396        2,861       2,415       2,360
                                                     ===========   ==========   =========   =========
 Class B:
  Units outstanding -- beginning of year ..........        5,383        5,254       4,801       3,055
  Units issued ....................................       42,233       26,457       5,846       3,754
  Units redeemed ..................................      (39,777)     (26,328)     (4,296)     (2,008)
                                                     -----------   ----------   ---------   ---------
   Units outstanding -- end of year ...............        7,839        5,383       6,351       4,801
                                                     ===========   ==========   =========   =========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ......................  $   179,547   $  156,967   $  29,044   $  16,414
  Cost of units redeemed ..........................     (172,316)    (170,491)    (27,598)    (18,763)
                                                     -----------   ----------   ---------   ---------
   Increase (decrease) in net assets
    from capital unit transactions ................  $     7,231   $  (13,524)  $   1,446   $  (2,349)
                                                     ===========   ==========   =========   =========
 Class B
  Proceeds from units issued ......................  $   498,610   $  300,223   $  82,089   $  49,003
  Cost of units redeemed ..........................     (469,987)    (298,895)    (60,281)    (25,851)
                                                     -----------   ----------   ---------   ---------
   Increase (decrease) in net assets
    from capital unit transactions ................  $    28,623   $    1,328   $  21,808   $  23,152
                                                     ===========   ==========   =========   =========

                                                               GROWTH
                                                             SUB-ACCOUNT
                                                            December 31,
                                                    -----------------------------
                                                         1998           1997
                                                    -------------- --------------
OPERATIONS:
 Net investment income (loss) .....................   $   (3,071)    $   95,008
 Net gain (loss) on investment securities .........      619,001         44,193
                                                      ----------     ----------
 Net increase (decrease) in net assets
  resulting from operations .......................      615,930        139,201
                                                      ----------     ----------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........      176,685        100,049
                                                      ----------     ----------
 Less cost of units redeemed:
  Administrative charges ..........................          924            824
  Policy loans ....................................          276            291
  Surrender benefits ..............................      145,324        122,338
  Death benefits ..................................        6,422          6,036
                                                      ----------     ----------
                                                         152,946        129,489
                                                      ----------     ----------
  Increase (decrease) in net assets
   from capital unit transactions .................       23,739        (29,440)
                                                      ----------     ----------
  Net increase (decrease) in net assets ...........      639,669        109,761
 Depositor's equity contribution (redemption) .....            0              0
NET ASSETS:
 Beginning of year ................................    1,003,581        893,820
                                                      ----------     ----------
 End of year ......................................   $1,643,250     $1,003,581
                                                      ==========     ==========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..........       14,842         17,370
  Units issued ....................................        2,325          2,279
  Units redeemed ..................................       (4,104)        (4,807)
                                                      ----------     ----------
   Units outstanding -- end of year ...............       13,063         14,842
                                                      ==========     ==========
 Class B:
  Units outstanding -- beginning of year ..........       23,273         19,833
  Units issued ....................................       14,632          9,817
  Units redeemed ..................................      (10,470)        (6,377)
                                                      ----------     ----------
   Units outstanding -- end of year ...............       27,435         23,273
                                                      ==========     ==========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ......................   $  115,049     $   83,258
  Cost of units redeemed ..........................     (196,117)      (173,750)
                                                      ----------     ----------
   Increase (decrease) in net assets
    from capital unit transactions ................   $  (81,068)    $  (90,492)
                                                      ==========     ==========
 Class B
  Proceeds from units issued ......................   $  349,932     $  172,646
  Cost of units redeemed ..........................     (245,125)      (111,594)
                                                      ----------     ----------
   Increase (decrease) in net assets
    from capital unit transactions ................   $  104,807     $   61,052
                                                      ==========     ==========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                                                      STRATEGIC
                                                             GLOBAL                 TOTAL RETURN             EMERGING GROWTH
                                                           SUB-ACCOUNT               SUB-ACCOUNT               SUB-ACCOUNT
                                                          December 31,              December 31,              December 31,
                                                    ------------------------- ------------------------- -------------------------
                                                        1998         1997         1998         1997         1998         1997
                                                    ------------ ------------ ------------ ------------ ------------ ------------
OPERATIONS:
 Net investment income (loss) .....................  $   22,977   $   67,753   $  14,285    $  31,906    $   13,033   $  34,075
 Net gain (loss) on investment securities .........     153,591       16,167      22,007       39,238       135,100      32,074
                                                     ----------   ----------   ---------    ---------    ----------   ---------
 Net increase (decrease) in net assets
  resulting from operations .......................     176,568       83,920      36,292       71,144       148,133      66,149
                                                     ----------   ----------   ---------    ---------    ----------   ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........      84,146      153,435      53,733       73,224        52,394      65,278
                                                     ----------   ----------   ---------    ---------    ----------   ---------
 Less cost of units redeemed:
  Administrative charges ..........................         531          415         257          230           370         305
  Policy loans ....................................         169          179          75           78            81         148
  Surrender benefits ..............................      67,089       50,878      41,421       31,156        39,571      28,049
  Death benefits ..................................       2,884        2,194       2,375        2,384         1,824       1,218
                                                     ----------   ----------   ---------    ---------    ----------   ---------
                                                         70,673       53,666      44,128       33,848        41,846      29,720
                                                     ----------   ----------   ---------    ---------    ----------   ---------
  Increase (decrease) in net assets
   from capital unit transactions .................      13,473       99,769       9,605       39,376        10,548      35,558
                                                     ----------   ----------   ---------    ---------    ----------   ---------
  Net increase (decrease) in net assets ...........     190,041      183,689      45,897      110,520       158,681     101,707
 Depositor's equity contribution (redemption) .....           0            0           0            0             0           0
NET ASSETS:
 Beginning of year ................................     632,829      449,140     443,614      333,094       424,578     322,871
                                                     ----------   ----------   ---------    ---------    ----------   ---------
 End of year ......................................  $  822,870   $  632,829   $ 489,511    $ 443,614    $  583,259   $ 424,578
                                                     ==========   ==========   =========    =========    ==========   =========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..........      10,843       10,764       8,831        8,850         7,180       7,440
  Units issued ....................................       2,177        3,749       1,416        2,112         1,612       2,547
  Units redeemed ..................................      (3,380)      (3,670)     (2,264)      (2,131)       (2,349)     (2,807)
                                                     ----------   ----------   ---------    ---------    ----------   ---------
   Units outstanding -- end of year ...............       9,640       10,843       7,983        8,831         6,443       7,180
                                                     ==========   ==========   =========    =========    ==========   =========
 Class B:
  Units outstanding -- beginning of year ..........      15,530       11,159      15,125       12,771        11,279       9,377
  Units issued ....................................       8,478        9,373       5,389        5,551         6,337       6,544
  Units redeemed ..................................      (6,903)      (5,002)     (4,052)      (3,197)       (5,337)     (4,642)
                                                     ----------   ----------   ---------    ---------    ----------   ---------
   Units outstanding -- end of year ...............      17,105       15,530      16,462       15,125        12,279      11,279
                                                     ==========   ==========   =========    =========    ==========   =========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ......................  $   60,997   $   85,424   $  27,037    $  36,001    $   41,764   $  53,282
  Cost of units redeemed ..........................     (93,858)     (85,013)    (43,014)     (36,499)      (59,104)    (58,078)
                                                     ----------   ----------   ---------    ---------    ----------   ---------
   Increase (decrease) in net assets
    from capital unit transactions ................  $  (32,861)  $      411   $ (15,977)   $    (498)   $  (17,340)  $  (4,796)
                                                     ==========   ==========   =========    =========    ==========   =========
 Class B
 Proceeds from units issued .......................  $  236,884   $  215,509   $ 101,973    $  94,632    $  162,954   $ 137,690
 Cost of units redeemed ...........................    (190,550)    (116,151)    (76,391)     (54,758)     (135,066)    (97,336)
                                                     ----------   ----------   ---------    ---------    ----------   ---------
   Increase (decrease) in net assets
    from capital unit transactions ................  $   46,334   $   99,358   $  25,582    $  39,874    $   27,888   $  40,354
                                                     ==========   ==========   =========    =========    ==========   =========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                        AGGRESSIVE GROWTH             BALANCED             GROWTH & INCOME
                                                           SUB-ACCOUNT              SUB-ACCOUNT              SUB-ACCOUNT
                                                          December 31,              December 31,            December 31,
                                                    ------------------------- ------------------------ -----------------------
                                                        1998         1997         1998         1997        1998        1997
                                                    ------------ ------------ ------------ ----------- ----------- -----------
OPERATIONS:
 Net investment income (loss) .....................  $  15,953    $  18,672    $     848    $  5,486    $   2,617   $  6,496
 Net gain (loss) on investment securities .........     99,018       19,487        2,982       1,940       (1,401)     1,829
                                                     ---------    ---------    ---------    --------    ---------   --------
 Net increase (decrease) in net assets
  resulting from operations .......................    114,971       38,159        3,830       7,426        1,216      8,325
                                                     ---------    ---------    ---------    --------    ---------   --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........     61,019       51,596       21,611      16,015       22,549     13,870
                                                     ---------    ---------    ---------    --------    ---------   --------
 Less cost of units redeemed:
  Administrative charges ..........................        253          189           47          35           37         26
  Policy loans ....................................        191           69           34           5           15         14
  Surrender benefits ..............................     23,320       16,218        7,504       3,892        5,368      3,255
  Death benefits ..................................        922        1,009          334         615          342        622
                                                     ---------    ---------    ---------    --------    ---------   --------
                                                        24,686       17,485        7,919       4,547        5,762      3,917
                                                     ---------    ---------    ---------    --------    ---------   --------
  Increase (decrease) in net assets
   from capital unit transactions .................     36,333       34,111       13,692      11,468       16,787      9,953
                                                     ---------    ---------    ---------    --------    ---------   --------
  Net increase (decrease) in net assets ...........    151,304       72,270       17,522      18,894       18,003     18,278
 Depositor's equity contribution (redemption) .....          0            0            0           0            0          0
NET ASSETS:
 Beginning of year ................................    236,945      164,675       61,226      42,332       50,647     32,369
                                                     ---------    ---------    ---------    --------    ---------   --------
 End of year ......................................  $ 388,249    $ 236,945    $  78,748    $ 61,226    $  68,650   $ 50,647
                                                     =========    =========    =========    ========    =========   ========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..........      4,173        4,385        1,239       1,124          885        961
  Units issued ....................................      1,588        1,851          652         511          654        478
  Units redeemed ..................................     (1,692)      (2,063)        (555)       (396)        (518)      (554)
                                                     ---------    ---------    ---------    --------    ---------   --------
   Units outstanding -- end of year ...............      4,069        4,173        1,336       1,239        1,021        885
                                                     =========    =========    =========    ========    =========   ========
 Class B:
  Units outstanding -- beginning of year ..........      9,141        6,954        3,157       2,386        2,316      1,554
  Units issued ....................................      6,364        5,495        2,021       1,449        2,664      1,325
  Units redeemed ..................................     (4,698)      (3,308)      (1,154)       (678)      (1,732)      (563)
                                                     ---------    ---------    ---------    --------    ---------   --------
   Units outstanding -- end of year ...............     10,807        9,141        4,024       3,157        3,248      2,316
                                                     =========    =========    =========    ========    =========   ========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ......................  $  33,380    $  30,741    $   9,298    $  6,670    $  10,307   $  6,632
  Cost of units redeemed ..........................    (34,274)     (33,539)      (7,930)     (5,169)      (8,136)    (7,537)
                                                     ---------    ---------    ---------    --------    ---------   --------
   Increase (decrease) in net assets
    from capital unit transactions ................  $    (894)   $  (2,798)   $   1,368    $  1,501    $   2,171   $   (905)
                                                     =========    =========    =========    ========    =========   ========
 Class B
  Proceeds from units issued ......................  $ 134,461    $  91,322    $  28,613    $ 18,801    $  41,704   $ 18,709
  Cost of units redeemed ..........................    (97,234)     (54,413)     (16,289)     (8,834)     (27,088)    (7,851)
                                                     ---------    ---------    ---------    --------    ---------   --------
   Increase (decrease) in net assets
    from capital unit transactions ................  $  37,227    $  36,909    $  12,324    $  9,967    $  14,616   $ 10,858
                                                     =========    =========    =========    ========    =========   ========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                   TACTICAL ASSET ALLOCATION     C.A.S.E. GROWTH          GLOBAL SECTOR
                                                          SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
                                                         December 31,             December 31,            December 31,
                                                   ------------------------- ----------------------- -----------------------
                                                       1998         1997         1998        1997        1998        1997
                                                   ------------ ------------ ----------- ----------- ----------- -----------
OPERATIONS:
 Net investment income (loss) ....................  $  26,761    $  16,973    $   4,303   $  3,913    $    171    $    505
 Net gain (loss) on investment securities ........     (7,555)      15,427       (3,980)      (788)        765        (407)
                                                    ---------    ---------    ---------   --------    --------    --------
 Net increase (decrease) in net assets
  resulting from operations ......................     19,206       32,400          323      3,125         936          98
                                                    ---------    ---------    ---------   --------    --------    --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ..........     60,662       71,016        5,436     32,505        (627)      7,365
                                                    ---------    ---------    ---------   --------    --------    --------
 Less cost of units redeemed:
  Administrative charges .........................        145          107           33         15           8           4
  Policy loans ...................................         61           38           17         12           5           1
  Surrender benefits .............................     27,240       17,363        3,062      1,838         799         665
  Death benefits .................................      1,105        1,673          578        222          82          14
                                                    ---------    ---------    ---------   --------    --------    --------
                                                       28,551       19,181        3,690      2,087         894         684
                                                    ---------    ---------    ---------   --------    --------    --------
  Increase (decrease) in net assets
   from capital unit transactions ................     32,111       51,835        1,746     30,418      (1,521)      6,681
                                                    ---------    ---------    ---------   --------    --------    --------
  Net increase (decrease) in net assets ..........     51,317       84,235        2,069     33,543        (585)      6,779
Depositor's equity contribution (redemption) .....          0            0            0        (25)       (556)          0
NET ASSETS:
 Beginning of year ...............................    272,007      187,772       49,672     16,154      12,705       5,926
                                                    ---------    ---------    ---------   --------    --------    --------
 End of year .....................................  $ 323,324    $ 272,007    $  51,741   $ 49,672    $ 11,564    $ 12,705
                                                    =========    =========    =========   ========    ========    ========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year .........      5,049        4,640        1,121        260         220         230
  Units issued ...................................      1,544        1,856          538      1,162          44         113
  Units redeemed .................................     (1,419)      (1,447)        (772)      (301)       (141)       (123)
                                                    ---------    ---------    ---------   --------    --------    --------
   Units outstanding -- end of year ..............      5,174        5,049          887      1,121         123         220
                                                    =========    =========    =========   ========    ========    ========
 Class B:
  Units outstanding -- beginning of year .........     12,633        9,398        2,618      1,164         965         334
  Units issued ...................................      5,679        6,245        1,879      2,142         348         878
  Units redeemed .................................     (3,816)      (3,010)      (1,454)      (688)       (440)       (247)
                                                    ---------    ---------    ---------   --------    --------    --------
   Units outstanding -- end of year ..............     14,496       12,633        3,043      2,618         873         965
                                                    =========    =========    =========   ========    ========    ========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued .....................  $  24,856    $  26,637    $   8,282   $ 18,073    $    506    $  1,229
  Cost of units redeemed .........................    (22,698)     (20,740)     (12,019)    (4,706)     (1,579)     (1,348)
                                                    ---------    ---------    ---------   --------    --------    --------
   Increase (decrease) in net assets
    from capital unit transactions ...............  $   2,158    $   5,897    $  (3,737)  $ 13,367    $ (1,073)   $   (119)
                                                    =========    =========    =========   ========    ========    ========
 Class B
  Proceeds from units issued .....................  $  90,625    $  89,910    $  22,803   $ 24,989    $  3,952    $  9,471
  Cost of units redeemed .........................    (60,672)     (43,972)     (17,320)    (7,963)     (4,956)     (2,671)
                                                    ---------    ---------    ---------   --------    --------    --------
   Increase (decrease) in net assets
    from capital unit transactions ...............  $  29,953    $  45,938    $   5,483   $ 17,026    $ (1,004)   $  6,800
                                                    =========    =========    =========   ========    ========    ========

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                          VALUE EQUITY         INTERNATIONAL EQUITY         U.S. EQUTIY
                                                           SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
                                                          December 31,             December 31,            December 31,
                                                    ------------------------- ----------------------- -----------------------
                                                        1998         1997         1998      1997 (a)      1998      1997 (a)
                                                    ------------ ------------ ----------- ----------- ----------- -----------
OPERATIONS:
 Net investment income (loss) .....................  $  10,027    $     576    $    (299)  $    (55)   $   2,698   $   1,223
 Net gain (loss) on investment securities .........    (22,340)      16,752        2,052       (273)      10,725       1,489
                                                     ---------    ---------    ---------   --------    ---------   ---------
 Net increase (decrease) in net assets
  resulting from operations .......................    (12,313)      17,328        1,753       (328)      13,423       2,712
                                                     ---------    ---------    ---------   --------    ---------   ---------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...........     11,585       97,065        9,266     17,763       52,247      38,761
                                                     ---------    ---------    ---------   --------    ---------   ---------
 Less cost of units redeemed:
  Administrative charges ..........................         84           41           13          3           25           5
  Policy loans ....................................         64           14           26          5           22           0
  Surrender benefits ..............................     14,233        7,470        1,407        504        7,153       2,568
  Death benefits ..................................        682          315          207          5          386           1
                                                     ---------    ---------    ---------   --------    ---------   ---------
                                                        15,063        7,840        1,653        517        7,586       2,574
                                                     ---------    ---------    ---------   --------    ---------   ---------
  Increase (decrease) in net assets
   from capital unit transactions .................     (3,478)      89,225        7,613     17,246       44,661      36,187
                                                     ---------    ---------    ---------   --------    ---------   ---------
  Net increase (decrease) in net assets ...........    (15,791)     106,553        9,366     16,918       58,084      38,899
 Depositor's equity contribution (redemption) .....          0         (343)        (725)       600         (408)        300
NET ASSETS:
 Beginning of year ................................    146,648       40,438       17,518          0       39,199           0
                                                     ---------    ---------    ---------   --------    ---------   ---------
 End of year ......................................  $ 130,857    $ 146,648    $  26,159   $ 17,518    $  96,875   $  39,199
                                                     =========    =========    =========   ========    =========   =========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..........      3,562        1,486          601          0          987           0
  Units issued ....................................      2,145        3,436          665        717        1,779       1,742
  Units redeemed ..................................     (2,743)      (1,360)        (693)      (116)      (1,228)       (755)
                                                     ---------    ---------    ---------   --------    ---------   ---------
   Units outstanding -- end of year ...............      2,964        3,562          573        601        1,538         987
                                                     =========    =========    =========   ========    =========   =========
 Class B:
  Units outstanding -- beginning of year ..........      7,035        2,119        1,051          0        2,141           0
  Units issued ....................................      5,002        7,466        1,776      1,505        5,244       3,215
  Units redeemed ..................................     (4,934)      (2,550)      (1,185)      (454)      (2,545)     (1,074)
                                                     ---------    ---------    ---------   --------    ---------   ---------
   Units outstanding -- end of year ...............      7,103        7,035        1,642      1,051        4,840       2,141
                                                     =========    =========    =========   ========    =========   =========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ......................  $  29,077    $  43,341    $   7,942   $  7,704    $  24,458   $  20,081
  Cost of units redeemed ..........................    (36,336)     (17,206)      (8,214)    (1,254)     (17,106)     (8,686)
                                                     ---------    ---------    ---------   --------    ---------   ---------
   Increase (decrease) in net assets
    from capital unit transactions ................  $  (7,259)   $  26,135    $    (272)  $  6,450    $   7,352   $  11,395
                                                     =========    =========    =========   ========    =========   =========
 Class B
 Proceeds from units issued .......................  $  69,109    $  95,515    $  20,738   $ 16,298    $  71,783   $  37,740
 Cost of units redeemed ...........................    (65,328)     (32,768)     (13,578)    (4,902)     (34,882)    (12,648)
                                                     ---------    ---------    ---------   --------    ---------   ---------
   Increase (decrease) in net assets
from capital unit transactions ....................  $   3,781    $  62,747    $   7,160   $ 11,396    $  36,901   $  25,092
                                                     =========    =========    =========   ========    =========   =========

(a) The inception date of this Sub-Account was January 2, 1997.

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                      STATEMENT OF CHANGES IN NET ASSETS
                              FOR THE YEAR ENDED
                           ALL AMOUNTS IN THOUSANDS

                                                           THIRD AVENUE     REAL ESTATE
                                                               VALUE         SECURITIES
                                                            SUB-ACCOUNT     SUB-ACCOUNT
                                                           December 31,     December 31,
                                                             1998 (b)         1998 (c)
                                                          --------------   -------------
OPERATIONS:
 Net investment income (loss) .........................      $   (118)       $    (10)
 Net gain (loss) on investment securities .............          (991)           (165)
                                                             --------        --------
  Net increase (decrease) in net assets
   resulting from operations ..........................        (1,109)           (175)
                                                             --------        --------
CAPITAL UNIT TRANSACTIONS:
 Proceeds from units sold (transferred) ...............        16,606           1,484
                                                             --------        --------
 Less cost of units redeemed:
  Administrative charges ..............................             4               0
  Policy loans ........................................             0               0
  Surrender benefits ..................................           453              14
  Death benefits ......................................             0               0
                                                             --------        --------
                                                                  457              14
                                                             --------        --------
  Increase (decrease) in net assets
   from capital unit transactions .....................        16,149           1,470
                                                             --------        --------
  Net increase (decrease) in net assets ...............        15,040           1,295
 Depositor's equity contribution (redemption) .........           300             600
NET ASSETS:
 Beginning of year ....................................             0               0
                                                             --------        --------
 End of year ..........................................      $ 15,340        $  1,895
                                                             ========        ========
UNIT ACTIVITY:
 Class A:
  Units outstanding -- beginning of year ..............             0               0
  Units issued ........................................           992              84
  Units redeemed ......................................          (348)            (16)
                                                             --------        --------
   Units outstanding -- end of year ...................           644              68
                                                             ========        ========
 Class B:
  Units outstanding -- beginning of year ..............             0               0
  Units issued ........................................         1,702             302
  Units redeemed ......................................          (677)           (145)
                                                             --------        --------
   Units outstanding -- end of year ...................         1,025             157
                                                             ========        ========
CAPITAL UNIT TRANSACTIONS BY CLASS:
 Class A
  Proceeds from units issued ..........................      $  9,565        $    784
  Cost of units redeemed ..............................        (3,245)           (151)
                                                             --------        --------
   Increase (decrease) in net assets
    from capital unit transactions ....................      $  6,320        $    633
                                                             ========        ========
 Class B
  Proceeds from units issued ..........................      $ 16,395        $  2,659
  Cost of units redeemed ..............................        (6,266)         (1,222)
                                                             --------        --------
   Increase (decrease) in net assets
    from capital unit transactions ....................      $ 10,129        $  1,437
                                                             ========        ========

(b) The inception date of this Sub-Account was January 2, 1998.
(c) The inception date of this Sub-Account was May 1, 1998.

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                          MONEY MARKET SUB-ACCOUNT
                                                                               December 31,
                                                                          -----------------------
                                                                              1998        1997
                                                                          ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................   $ 13.82     $ 13.29
 Income from operations:
  Net investment income (loss) ..........................................      0.55        0.53
  Net realized and unrealized gain (loss) on investment .................      0.00        0.00
                                                                            -------     -------
   Net income (loss) from operations ....................................      0.55        0.53
                                                                            -------     -------
Accumulation unit value, end of year ....................................   $ 14.37     $ 13.82
                                                                            =======     =======
Total return (a) ........................................................      3.99%       4.00%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $48,797     $39,531
 Ratios of net investment income (loss) to average net assets (b) .......      3.89%       3.92%

                                                                               MONEY MARKET SUB-ACCOUNT
                                                                                     December 31,
                                                                          -----------------------------------
                                                                              1996        1995        1994
                                                                          ----------- ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................   $ 12.80     $ 12.29     $ 12.03
 Income from operations:
  Net investment income (loss) ..........................................      0.49        0.51        0.26
  Net realized and unrealized gain (loss) on investment .................      0.00        0.00        0.00
                                                                            -------     -------     -------
   Net income (loss) from operations ....................................      0.49        0.51        0.26
                                                                            -------     -------     -------
Accumulation unit value, end of year ....................................   $ 13.29     $ 12.80     $ 12.29
                                                                            =======     =======     =======
Total return (a) ........................................................      3.81%       4.12%       2.22%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $51,141     $41,596     $55,318
 Ratios of net investment income (loss) to average net assets (b) .......      3.72%       4.03%       2.28%

                                                                             BOND SUB-ACCOUNT
                                                                               December 31,
                                                                          -----------------------
                                                                              1998        1997
                                                                          ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................   $ 19.52     $ 18.11
 Income from operations:
  Net investment income (loss) ..........................................      0.82        0.73
  Net realized and unrealized gain (loss) on investment .................      0.74        0.68
                                                                            -------     -------
   Net income (loss) from operations ....................................      1.56        1.41
                                                                            -------     -------
Accumulation unit value, end of year ....................................   $ 21.08     $ 19.52
                                                                            =======     =======
Total return (a) ........................................................      7.96%       7.80%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $50,893     $46,082
 Ratios of net investment income (loss) to average net assets (b) .......      4.02%       3.95%

                                                                                    BOND SUB-ACCOUNT
                                                                                      December 31,
                                                                          -------------------------------------
                                                                              1996         1995        1994
                                                                          ------------ ----------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................   $ 18.31      $ 15.08     $ 16.40
 Income from operations:
  Net investment income (loss) ..........................................      0.77         0.83        0.72
  Net realized and unrealized gain (loss) on investment .................     (0.97)        2.40       (2.04)
                                                                            -------      -------     -------
   Net income (loss) from operations ....................................     (0.20)        3.23       (1.32)
                                                                            -------      -------     -------
Accumulation unit value, end of year ....................................   $ 18.11      $ 18.31     $ 15.08
                                                                            =======      =======     =======
Total return (a) ........................................................     (1.10)%      21.46%      (8.10)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $45,516      $54,109     $47,193
 Ratios of net investment income (loss) to average net assets (b) .......      4.34%        4.94%       4.69%

                                                                              GROWTH SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 38.50      $  33.17
 Income from operations:
  Net investment income (loss) ...........................................     (0.08)         3.42
  Net realized and unrealized gain (loss) on investment ..................     24.12          1.91
                                                                             -------      --------
   Net income (loss) from operations .....................................     24.04          5.33
                                                                             -------      --------
Accumulation unit value, end of year .....................................   $ 62.54      $  38.50
                                                                             =======      ========
Total return (a) .........................................................     62.43%        16.09%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $817,014     $571,456
 Ratios of net investment income (loss) to average net assets (b) ........     (0.18)%        9.36%

                                                                                     GROWTH SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  28.47     $  19.60     $ 21.64
 Income from operations:
  Net investment income (loss) ...........................................       1.64         2.35       (0.06)
  Net realized and unrealized gain (loss) on investment ..................       3.06         6.52       (1.98)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       4.70         8.87       (2.04)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  33.17     $  28.47     $ 19.60
                                                                             ========     ========     =======
Total return (a) .........................................................      16.50%       45.29%      (9.45)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $576,115     $532,646     $409,881
 Ratios of net investment income (loss) to average net assets (b) ........       5.22%        9.81%      (0.28)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                              GLOBAL SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  24.10     $  20.55
 Income from operations:
  Net investment income (loss) ...........................................       0.83         2.55
  Net realized and unrealized gain (loss) on investment ..................       6.01         1.00
                                                                             --------     --------
   Net income (loss) from operations .....................................       6.84         3.55
                                                                             --------     --------
Accumulation unit value, end of year .....................................   $  30.94     $  24.10
                                                                             ========     ========
Total return (a) .........................................................      28.40%       17.28%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $298,285     $261,317
 Ratios of net investment income (loss) to average net assets (b) ........       2.97%       11.01%

                                                                                     GLOBAL SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  16.29     $  13.40     $ 13.54
 Income from operations:
  Net investment income (loss) ...........................................       1.62         0.42        0.45
  Net realized and unrealized gain (loss) on investment ..................       2.64         2.47       (0.59)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       4.26         2.89       (0.14)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  20.55     $  16.29     $ 13.40
                                                                             ========     ========     =======
Total return (a) .........................................................      26.15%       21.53%      (0.99)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $221,185     $141,425     $144,705
 Ratios of net investment income (loss) to average net assets (b) ........       8.60%        2.89%       3.40%

                                                                            STRATEGIC TOTAL RETURN
                                                                                  SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  18.60     $  15.46
 Income from operations:
  Net investment income (loss) ...........................................       0.56         1.34
  Net realized and unrealized gain (loss) on investment ..................       0.98         1.80
                                                                             --------     --------
   Net income (loss) from operations .....................................       1.54         3.14
                                                                             --------     --------
Accumulation unit value, end of year .....................................   $  20.14     $  18.60
Total return (a) .........................................................       8.28%       20.34%
Ratios and supplemental data:
  Net assets at end of year (in thousands) ...............................   $160,783     $164,259
  Ratios of net investment income (loss) to average net assets (b) .......       2.95%        7.83%

                                                                             STRATEGIC TOTAL RETURN SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  13.61     $  11.06     $ 11.25
 Income from operations:
  Net investment income (loss) ...........................................       0.68         0.59        0.16
  Net realized and unrealized gain (loss) on investment ..................       1.17         1.96       (0.35)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       1.85         2.55       (0.19)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  15.46     $  13.61     $ 11.06
Total return (a) .........................................................      13.57%       23.11%      (1.77)%
Ratios and supplemental data:
  Net assets at end of year (in thousands) ...............................   $136,789     $116,374     $88,607
  Ratios of net investment income (loss) to average net assets (b) .......       4.75%        4.74%       1.43%

                                                                                EMERGING GROWTH
                                                                                  SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  23.10     $  19.26
 Income from operations:
  Net investment income (loss) ...........................................       0.69         1.85
  Net realized and unrealized gain (loss) on investment ..................       7.54         1.99
                                                                             --------     --------
   Net income (loss) from operations .....................................       8.23         3.84
                                                                             --------     --------
Accumulation unit value, end of year .....................................   $  31.33     $  23.10
                                                                             ========     ========
Total return (a) .........................................................      35.63%       19.95%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $201,838     $165,848
 Ratios of net investment income (loss) to average net assets (b) ........       2.69%        8.73%

                                                                                EMERGING GROWTH SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  16.40     $  11.31     $ 12.37
 Income from operations:
  Net investment income (loss) ...........................................       0.63         0.51       (0.13)
  Net realized and unrealized gain (loss) on investment ..................       2.23         4.58       (0.93)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       2.86         5.09       (1.06)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  19.26     $  16.40     $ 11.31
                                                                             ========     ========     =======
Total return (a) .........................................................      17.41%       44.97%      (8.51)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $143,282     $115,797     $83,480
 Ratios of net investment income (loss) to average net assets (b) ........       3.42%        3.68%      (1.21)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                              AGGRESSIVE GROWTH
                                                                                 SUB-ACCOUNT
                                                                                 December 31,
                                                                           ------------------------
                                                                               1998         1997
                                                                           ------------ -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $  17.86     $ 14.56
 Income from operations:
  Net investment income (loss) ...........................................       1.13        1.42
  Net realized and unrealized gain (loss) on investment ..................       7.24        1.88
                                                                             --------     -------
   Net income (loss) from operations .....................................       8.37        3.30
                                                                             --------     -------
Accumulation unit value, end of year .....................................   $  26.23     $ 17.86
                                                                             ========     =======
Total return (a) .........................................................      46.84%      22.71%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $106,742     $74,544
 Ratios of net investment income (loss) to average net assets (b) ........       5.39%       8.51%

                                                                              AGGRESSIVE GROWTH SUB-ACCOUNT
                                                                                       December 31,
                                                                           ------------------------------------
                                                                               1996        1995      1994 (c)
                                                                           ----------- ----------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 13.35     $  9.79     $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................      0.25        0.29       (0.08)
  Net realized and unrealized gain (loss) on investment ..................      0.96        3.27       (0.13)
                                                                             -------     -------     -------
   Net income (loss) from operations .....................................      1.21        3.56       (0.21)
                                                                             -------     -------     -------
Accumulation unit value, end of year .....................................   $ 14.56     $ 13.35     $  9.79
                                                                             =======     =======     =======
Total return (a) .........................................................      9.07%      36.31%      (2.08)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $63,843     $65,666     $18,555
 Ratios of net investment income (loss) to average net assets (b) ........      1.77%       2.28%      (1.04)%

                                                                            BALANCED SUB-ACCOUNT
                                                                                December 31,
                                                                           -----------------------
                                                                               1998        1997
                                                                           ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 13.99     $ 12.09
 Income from operations:
  Net investment income (loss) ...........................................      0.17        1.32
  Net realized and unrealized gain (loss) on investment ..................      0.61        0.58
                                                                             -------     -------
   Net income (loss) from operations .....................................      0.78        1.90
                                                                             -------     -------
Accumulation unit value, end of year .....................................   $ 14.77     $ 13.99
                                                                             =======     =======
Total return (a) .........................................................      5.60%      15.65%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $19,730     $17,324
 Ratios of net investment income (loss) to average net assets (b) ........      1.19%      10.01%

                                                                                   BALANCED SUB-ACCOUNT
                                                                                       December 31,
                                                                           ------------------------------------
                                                                               1996        1995      1994 (c)
                                                                           ----------- ----------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 11.06     $  9.35     $  10.00
 Income from operations:
  Net investment income (loss) ...........................................      0.26        0.29         0.21
  Net realized and unrealized gain (loss) on investment ..................      0.77        1.42        (0.86)
                                                                             -------     -------     --------
   Net income (loss) from operations .....................................      1.03        1.71        (0.65)
                                                                             -------     -------     --------
Accumulation unit value, end of year .....................................   $ 12.09     $ 11.06     $   9.35
                                                                             =======     =======     ========
Total return (a) .........................................................      9.34%      18.31%       (6.52)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $13,598     $11,343     $  9,379
 Ratios of net investment income (loss) to average net assets (b) ........      2.29%       2.85%        2.63%

                                                                               GROWTH & INCOME
                                                                                 SUB-ACCOUNT
                                                                                December 31,
                                                                           -----------------------
                                                                               1998        1997
                                                                           ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 15.89     $ 12.91
 Income from operations:
  Net investment income (loss) ...........................................      0.66        2.06
  Net realized and unrealized gain (loss) on investment ..................     (0.38)       0.92
                                                                             -------     -------
  Net income (loss) from operations ......................................      0.28        2.98
                                                                             -------     -------
Accumulation unit value, end of year .....................................   $ 16.17     $ 15.89
                                                                             =======     =======
Total return (a) .........................................................      1.77%      23.10%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $16,502     $14,056
 Ratios of net investment income (loss) to average net assets (b) ........      4.17%      14.87%

                                                                               GROWTH & INCOME SUB-ACCOUNT
                                                                                       December 31,
                                                                           ------------------------------------
                                                                               1996        1995      1994 (c)
                                                                           ----------- ----------- ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ...............................   $ 11.71     $  9.46     $  10.00
 Income from operations:
  Net investment income (loss) ...........................................      0.50        0.45         0.32
  Net realized and unrealized gain (loss) on investment ..................      0.70        1.80        (0.86)
                                                                             -------     -------     --------
  Net income (loss) from operations ......................................      1.20        2.25        (0.54)
                                                                             -------     -------     --------
Accumulation unit value, end of year .....................................   $ 12.91     $ 11.71     $   9.46
                                                                             =======     =======     ========
Total return (a) .........................................................     10.25%      23.70%       (5.37)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $12,397     $11,890     $  5,506
 Ratios of net investment income (loss) to average net assets (b) ........      4.17%       4.26%        4.07%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                               TACTICAL ASSET ALLOCATION SUB-ACCOUNT
                                                                                           December 31,
                                                                          -----------------------------------------------
                                                                              1998        1997        1996      1995 (d)
                                                                          ----------- ----------- ----------- -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................   $ 15.43     $ 13.40     $ 11.86     $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................      1.40        1.02        0.46        0.58
  Net realized and unrealized gain (loss) on investment .................     (0.32)       1.01        1.08        1.28
                                                                            -------     -------     -------     -------
   Net income (loss) from operations ....................................      1.08        2.03        1.54        1.86
                                                                            -------     -------     -------     -------
Accumulation unit value, end of year ....................................   $ 16.51     $ 15.43     $ 13.40     $ 11.86
                                                                            =======     =======     =======     =======
Total return (a) ........................................................      6.98%      15.14%      13.00%      18.61%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $85,428     $77,923     $62,195     $34,910
 Ratios of net investment income (loss) to average net assets (b) .......      8.72%       6.99%       3.71%       5.25%

                                                                                  C.A.S.E. GROWTH SUB-ACCOUNT
                                                                                         December 31,
                                                                            ---------------------------------------
                                                                                1998          1997        1996 (e)
                                                                            -----------   -----------   -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $ 15.77       $ 13.88       $ 12.87
 Income from operations:
  Net investment income (loss) ..........................................        1.27          3.15          0.39
  Net realized and unrealized gain (loss) on investment .................       (1.08)        (1.26)         0.62
                                                                              -------       -------       -------
   Net income (loss) from operations ....................................        0.19          1.89          1.01
                                                                              -------       -------       -------
Accumulation unit value, end of year ....................................     $ 15.96       $ 15.77       $ 13.88
                                                                              =======       =======       =======
Total return (a) ........................................................        1.20%        13.60%         7.84%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $14,161       $17,677       $ 3,612
 Ratios of net investment income (loss) to average net assets (b) .......        8.11%        20.61%         4.43%

                                                                                   GLOBAL SECTOR SUB-ACCOUNT
                                                                                         December 31,
                                                                            ---------------------------------------
                                                                                1998         1997        1996 (f)
                                                                            -----------   ----------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $ 10.75      $ 10.52       $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................        0.11         0.39         (0.01)
  Net realized and unrealized gain (loss) on investment .................        0.80        (0.16)         0.53
                                                                              -------      -------       -------
   Net income (loss) from operations ....................................        0.91         0.23          0.52
                                                                              -------      -------       -------
Accumulation unit value, end of year ....................................     $ 11.66      $ 10.75       $ 10.52
                                                                              =======      =======       =======
Total return (a) ........................................................        8.47%        2.15%         5.19%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $ 1,433      $ 2,361       $ 2,417
 Ratios of net investment income (loss) to average net assets (b) .......        0.95%        3.54%        (0.09)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                                    VALUE EQUITY SUB-ACCOUNT
                                                                                          December 31,
                                                                            ----------------------------------------
                                                                                1998           1997        1996 (f)
                                                                            ------------   -----------   -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $ 13.86        $ 11.22       $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................        0.89           0.07          0.02
  Net realized and unrealized gain (loss) on investment .................       (1.71)          2.57          1.20
                                                                              -------        -------       -------
  Net income (loss) from operations .....................................       (0.82)          2.64          1.22
                                                                              -------        -------       -------
Accumulation unit value, end of year ....................................     $ 13.04        $ 13.86       $ 11.22
                                                                              =======        =======       =======
Total return (a) ........................................................       (5.96)%        23.49%        12.25%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $38,640        $49,376       $16,679
 Ratios of net investment income (loss) to average net assets (b) .......        6.44%          0.55%         0.30%

                                                                               INTERNATIONAL EQUITY
                                                                                    SUB-ACCOUNT
                                                                                   December 31,
                                                                            ---------------------------
                                                                                1998         1997 (g)
                                                                            ------------   ------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $ 10.62        $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................       (0.14)         (0.05)
  Net realized and unrealized gain (loss) on investment .................        1.35           0.67
                                                                              -------        -------
   Net income (loss) from operations ....................................        1.21           0.62
                                                                              -------        -------
Accumulation unit value, end of year ....................................     $ 11.83        $ 10.62
                                                                              =======        =======
Total return (a) ........................................................       11.45%          6.17%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $ 6,783        $ 6,377
 Ratios of net investment income (loss) to average net assets (b) .......       (1.16)%        (0.52)%

                                                                                   U.S. EQUITY
                                                                                   SUB-ACCOUNT
                                                                                  December 31,
                                                                            -------------------------
                                                                                1998        1997 (g)
                                                                            -----------   -----------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $ 12.54       $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................        0.54          0.75
  Net realized and unrealized gain (loss) on investment .................        2.14          1.79
                                                                              -------       -------
   Net income (loss) from operations ....................................        2.68          2.54
                                                                              -------       -------
Accumulation unit value, end of year ....................................     $ 15.22       $ 12.54
                                                                              =======       =======
Total return (a) ........................................................       21.35%        25.44%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $23,419       $12,377
 Ratios of net investment income (loss) to average net assets (b) .......        3.90%         6.37%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                             THIRD AVENUE
                                                                                VALUE
                                                                             SUB-ACCOUNT
                                                                             December 31,
                                                                               1998 (h)
                                                                            -------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................      $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................        (0.08)
  Net realized and unrealized gain (loss) on investment .................        (0.72)
                                                                               -------
   Net income (loss) from operations ....................................        (0.80)
                                                                               -------
Accumulation unit value, end of year ....................................      $  9.20
                                                                               =======
Total return (a) ........................................................        (7.99)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................      $ 5,921
 Ratios of net investment income (loss) to average net assets (b) .......        (0.89)%

                                                                             REAL ESTATE
                                                                              SECURITIES
                                                                             SUB-ACCOUNT
                                                                             December 31,
                                                                               1998 (i)
                                                                            -------------
CLASS A UNITS:
Accumulation unit value, beginning of year ..............................     $  10.00
 Income from operations:
  Net investment income (loss) ..........................................        (0.07)
  Net realized and unrealized gain (loss) on investment .................        (1.49)
                                                                              --------
   Net income (loss) from operations ....................................        (1.56)
                                                                              --------
Accumulation unit value, end of year ....................................     $   8.44
                                                                              ========
Total return (a) ........................................................       (15.65)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................     $    571
 Ratios of net investment income (loss) to average net assets (b) .......        (1.26)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                           MONEY MARKET SUB-ACCOUNT
                                                                                December 31,
                                                                           -----------------------
                                                                               1998        1997
                                                                           ----------- -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 11.55     $ 11.12
 Income from operations:
  Net investment income (loss) ...........................................      0.44        0.43
  Net realized and unrealized gain (loss) on investment ..................      0.00        0.00
                                                                             -------     -------
   Net income (loss) from operations .....................................      0.44        0.43
                                                                             -------     -------
Accumulation unit value, end of year .....................................   $ 11.99     $ 11.55
                                                                             =======     =======
Total return (a) .........................................................      3.83%       3.84%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $93,982     $62,152
 Ratios of net investment income (loss) to average net assets (b) ........      3.72%       3.78%

                                                                                MONEY MARKET SUB-ACCOUNT
                                                                                      December 31,
                                                                           -----------------------------------
                                                                               1996        1995        1994
                                                                           ----------- ----------- -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 10.73     $ 10.32     $ 10.11
 Income from operations:
  Net investment income (loss) ...........................................      0.39        0.41        0.21
  Net realized and unrealized gain (loss) on investment ..................      0.00        0.00        0.00
                                                                             -------     -------     -------
   Net income (loss) from operations .....................................      0.39        0.41        0.21
                                                                             -------     -------     -------
Accumulation unit value, end of year .....................................   $ 11.12     $ 10.73     $ 10.32
                                                                             =======     =======     =======
Total return (a) .........................................................      3.65%       3.96%       2.07%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $58,415     $28,524     $28,537
 Ratios of net investment income (loss) to average net assets (b) ........      3.57%       3.89%       2.26%


                                                                             BOND SUB-ACCOUNT
                                                                               December 31,
                                                                          -----------------------
                                                                              1998        1997
                                                                          ----------- -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $ 13.41     $ 12.46
 Income from operations:
  Net investment income (loss) ..........................................      0.60        0.67
  Net realized and unrealized gain (loss) on investment .................      0.44        0.28
                                                                            -------     -------
   Net income (loss) from operations ....................................      1.04        0.95
                                                                            -------     -------
Accumulation unit value, end of year ....................................   $ 14.45     $ 13.41
                                                                            =======     =======
Total return (a) ........................................................      7.80%       7.64%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $91,784     $64,376
 Ratios of net investment income (loss) to average net assets (b) .......      4.31%       5.26%

                                                                                    BOND SUB-ACCOUNT
                                                                                      December 31,
                                                                          -------------------------------------
                                                                              1996         1995        1994
                                                                          ------------ ----------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $ 12.61      $ 10.40     $ 11.33
 Income from operations:
  Net investment income (loss) ..........................................      0.56         0.64        0.52
  Net realized and unrealized gain (loss) on investment .................     (0.71)        1.57       (1.45)
                                                                            -------      -------     -------
   Net income (loss) from operations ....................................     (0.15)        2.21       (0.93)
                                                                            -------      -------     -------
Accumulation unit value, end of year ....................................   $ 12.46      $ 12.61     $ 10.40
                                                                            =======      =======     =======
Total return (a) ........................................................     (1.25)%      21.28%      (8.23)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $38,055      $32,772     $17,614
 Ratios of net investment income (loss) to average net assets (b) .......      4.60%        5.45%       4.91%

                                                                              GROWTH SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 18.57      $  16.02
 Income from operations:
  Net investment income (loss) ...........................................     (0.08)         1.87
  Net realized and unrealized gain (loss) on investment ..................     11.63          0.68
                                                                             -------      --------
   Net income (loss) from operations .....................................     11.55          2.55
                                                                             -------      --------
Accumulation unit value, end of year .....................................   $ 30.12      $  18.57
                                                                             =======      ========
Total return (a) .........................................................     62.19%        15.91%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $826,236     $432,125
 Ratios of net investment income (loss) to average net assets (b) ........     (0.33)%       10.53%

                                                                                     GROWTH SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  13.77     $   9.49     $ 10.50
 Income from operations:
  Net investment income (loss) ...........................................       0.95         1.30       (0.03)
  Net realized and unrealized gain (loss) on investment ..................       1.30         2.98       (0.98)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       2.25         4.28       (1.01)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  16.02     $  13.77     $  9.49
                                                                             ========     ========     =======
Total return (a) .........................................................      16.32%       45.08%      (9.58)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $317,705     $198,139     $112,383
 Ratios of net investment income (loss) to average net assets (b) ........       6.21%       11.07%      (0.26)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                             GLOBAL SUB-ACCOUNT
                                                                                December 31,
                                                                          -------------------------
                                                                              1998         1997
                                                                          ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $  23.92     $  20.43
 Income from operations:
  Net investment income (loss) ..........................................       0.88         2.85
  Net realized and unrealized gain (loss) on investment .................       5.87         0.64
                                                                            --------     --------
   Net income (loss) from operations ....................................       6.75         3.49
                                                                            --------     --------
Accumulation unit value, end of year ....................................   $  30.67     $  23.92
                                                                            ========     ========
Total return (a) ........................................................      28.21%       17.10%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $524,585     $371,512
 Ratios of net investment income (loss) to average net assets (b). ......       3.16%       12.33%

                                                                                    GLOBAL SUB-ACCOUNT
                                                                                       December 31,
                                                                          --------------------------------------
                                                                              1996         1995         1994
                                                                          ------------ ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $  16.22     $  13.36     $ 13.52
 Income from operations:
  Net investment income (loss) ..........................................       1.79         0.43        0.53
  Net realized and unrealized gain (loss) on investment .................       2.42         2.43       (0.69)
                                                                            --------     --------     -------
   Net income (loss) from operations ....................................       4.21         2.86       (0.16)
                                                                            --------     --------     -------
Accumulation unit value, end of year ....................................   $  20.43     $  16.22     $ 13.36
                                                                            ========     ========     =======
Total return (a) ........................................................      25.96%       21.35%      (1.14)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $227,955     $111,958     $95,829
 Ratios of net investment income (loss) to average net assets (b). ......       9.45%        2.96%       3.95%

                                                                            STRATEGIC TOTAL RETURN
                                                                                  SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  18.47     $  15.37
 Income from operations:
  Net investment income (loss) ...........................................       0.59         1.42
  Net realized and unrealized gain (loss) on investment ..................       0.91         1.68
                                                                             --------     --------
   Net income (loss) from operations .....................................       1.50         3.10
                                                                             --------     --------
Accumulation unit value, end of year .....................................   $  19.97     $  18.47
                                                                             ========     ========
Total return (a) .........................................................       8.11%       20.16%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $328,728     $279,355
 Ratios of net investment income (loss) to average net assets (b) ........       3.11%        8.31%

                                                                             STRATEGIC TOTAL RETURN SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  13.56     $  11.03     $ 11.24
 Income from operations:
  Net investment income (loss) ...........................................       0.94         0.59        0.16
  Net realized and unrealized gain (loss) on investment ..................       0.87         1.94       (0.37)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       1.81         2.53       (0.21)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  15.37     $  13.56     $ 11.03
                                                                             ========     ========     =======
Total return (a) .........................................................      13.40%       22.93%      (1.92)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $196,305     $101,651     $71,733
 Ratios of net investment income (loss) to average net assets (b) ........       6.55%        4.76%       1.49%

                                                                                EMERGING GROWTH
                                                                                  SUB-ACCOUNT
                                                                                 December 31,
                                                                           -------------------------
                                                                               1998         1997
                                                                           ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  22.94     $  19.15
 Income from operations:
  Net investment income (loss) ...........................................       0.72         2.00
  Net realized and unrealized gain (loss) on investment ..................       7.40         1.79
                                                                             --------     --------
   Net income (loss) from operations .....................................       8.12         3.79
                                                                             --------     --------
Accumulation unit value, end of year .....................................   $  31.06     $  22.94
                                                                             ========     ========
Total return (a) .........................................................      35.42%       19.77%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $381,421     $258,730
 Ratios of net investment income (loss) to average net assets (b). .......       2.80%        9.45%

                                                                                EMERGING GROWTH SUB-ACCOUNT
                                                                                        December 31,
                                                                           --------------------------------------
                                                                               1996         1995         1994
                                                                           ------------ ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  16.34     $  11.29     $ 12.35
 Income from operations:
  Net investment income (loss) ...........................................       0.73         0.54       (0.15)
  Net realized and unrealized gain (loss) on investment ..................       2.08         4.51       (0.91)
                                                                             --------     --------     -------
   Net income (loss) from operations .....................................       2.81         5.05       (1.06)
                                                                             --------     --------     -------
Accumulation unit value, end of year .....................................   $  19.15     $  16.34     $ 11.29
                                                                             ========     ========     =======
Total return (a) .........................................................      17.23%       44.75%      (8.65)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $179,589     $105,115     $62,615
 Ratios of net investment income (loss) to average net assets (b). .......       3.96%        3.85%      (1.33)%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                              AGGRESSIVE GROWTH
                                                                                 SUB-ACCOUNT
                                                                                December 31,
                                                                          -------------------------
                                                                              1998         1997
                                                                          ------------ ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $  17.77     $  14.50
 Income from operations:
  Net investment income (loss) ..........................................       1.17         1.60
  Net realized and unrealized gain (loss) on investment .................       7.11         1.67
                                                                            --------     --------
   Net income (loss) from operations ....................................       8.28         3.27
                                                                            --------     --------
Accumulation unit value, end of year ....................................   $  26.05     $  17.77
                                                                            ========     ========
Total return (a) ........................................................      46.62%       22.52%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $281,507     $162,401
 Ratios of net investment income (loss) to average net assets (b) .......       5.57%        9.55%

                                                                              AGGRESSIVE GROWTH SUB-ACCOUNT
                                                                                      December 31,
                                                                          -------------------------------------
                                                                              1996         1995      1994 (c)
                                                                          ------------ ----------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ..............................   $  13.31     $  9.78     $ 10.00
 Income from operations:
  Net investment income (loss) ..........................................       0.31        0.40       (0.10)
  Net realized and unrealized gain (loss) on investment .................       0.88        3.13       (0.12)
                                                                            --------     -------     -------
   Net income (loss) from operations ....................................       1.19        3.53       (0.22)
                                                                            --------     -------     -------
Accumulation unit value, end of year ....................................   $  14.50     $ 13.31     $  9.78
                                                                            ========     =======     =======
Total return (a) ........................................................       8.91%      36.10%      (2.18)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ...............................   $100,832     $60,420     $11,403
 Ratios of net investment income (loss) to average net assets (b) .......       2.22%       3.04%      (1.19)%

                                                                            BALANCED SUB-ACCOUNT
                                                                                December 31,
                                                                           -----------------------
                                                                               1998        1997
                                                                           ----------- -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 13.91     $ 12.05
 Income from operations:
  Net investment income (loss) ...........................................      0.17        1.40
  Net realized and unrealized gain (loss) on investment ..................      0.59        0.46
                                                                             -------     -------
   Net income (loss) from operations .....................................      0.76        1.86
                                                                             -------     -------
Accumulation unit value, end of year .....................................   $ 14.67     $ 13.91
                                                                             =======     =======
Total return (a) .........................................................      5.45%      15.47%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $59,018     $43,902
 Ratios of net investment income (loss) to average net assets (b) ........      1.19%      10.72%

                                                                                   BALANCED SUB-ACCOUNT
                                                                                       December 31,
                                                                           ------------------------------------
                                                                               1996        1995      1994 (c)
                                                                           ----------- ----------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 11.03     $  9.34     $  10.00
 Income from operations:
  Net investment income (loss) ...........................................      0.30        0.32         0.27
  Net realized and unrealized gain (loss) on investment ..................      0.72        1.37        (0.93)
                                                                             -------     -------     --------
   Net income (loss) from operations .....................................      1.02        1.69        (0.66)
                                                                             -------     -------     --------
Accumulation unit value, end of year .....................................   $ 12.05     $ 11.03     $   9.34
                                                                             =======     =======     ========
Total return (a) .........................................................      9.18%      18.13%       (6.61)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $28,734     $16,069     $  7,936
 Ratios of net investment income (loss) to average net assets (b) ........      2.69%       3.16%        3.48%

                                                                               GROWTH & INCOME
                                                                                 SUB-ACCOUNT
                                                                                December 31,
                                                                           -----------------------
                                                                               1998        1997
                                                                           ----------- -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 15.80     $ 12.85
 Income from operations:
  Net investment income (loss) ...........................................      0.66        2.52
  Net realized and unrealized gain (loss) on investment ..................     (0.40)       0.43
                                                                             -------     -------
   Net income (loss) from operations .....................................      0.26        2.95
                                                                             -------     -------
Accumulation unit value, end of year .....................................   $ 16.06     $ 15.80
                                                                             =======     =======
Total return (a) .........................................................      1.62%      22.92%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $52,148     $36,591
 Ratios of net investment income (loss) to average net assets (b) ........      4.20%      18.15%

                                                                               GROWTH & INCOME SUB-ACCOUNT
                                                                                       December 31,
                                                                           ------------------------------------
                                                                               1996        1995      1994 (c)
                                                                           ----------- ----------- ------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $ 11.68     $  9.45     $  10.00
 Income from operations:
  Net investment income (loss) ...........................................      0.68        0.47         0.33
  Net realized and unrealized gain (loss) on investment ..................      0.49        1.76        (0.88)
                                                                             -------     -------     --------
   Net income (loss) from operations .....................................      1.17        2.23        (0.55)
                                                                             -------     -------     --------
Accumulation unit value, end of year .....................................   $ 12.85     $ 11.68     $   9.45
                                                                             =======     =======     ========
Total return (a) .........................................................     10.08%      23.52%       (5.47)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $19,972     $10,086     $  3,786
 Ratios of net investment income (loss) to average net assets (b) ........      5.68%       4.50%        4.18%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                                 TACTICAL ASSET ALLOCATION SUB-ACCOUNT
                                                                                              December 31,
                                                                           --------------------------------------------------
                                                                               1998         1997         1996       1995 (d)
                                                                           ------------ ------------ ------------ -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................   $  15.36     $  13.36     $  11.84     $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................       1.43         1.06         0.47        0.82
  Net realized and unrealized gain (loss) on investment ..................      (0.38)        0.94         1.05        1.02
                                                                             --------     --------     --------     -------
   Net income (loss) from operations .....................................       1.05         2.00         1.52        1.84
                                                                             --------     --------     --------     -------
Accumulation unit value, end of year .....................................   $  16.41     $  15.36     $  13.36     $ 11.84
                                                                             ========     ========     ========     =======
Total return (a) .........................................................       6.82%       14.97%       12.83%      18.43%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................   $237,896     $194,084     $125,577     $72,300
 Ratios of net investment income (loss) to average net assets (b) ........       8.92%        7.30%        3.72%       7.29%

                                                                                   C.A.S.E. GROWTH SUB-ACCOUNT
                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                 1998          1997        1996 (f)
                                                                             -----------   -----------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $ 12.22       $ 10.77       $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................        1.06          1.34          0.36
  Net realized and unrealized gain (loss) on investment ..................       (0.93)         0.11          0.41
                                                                               -------       -------       -------
   Net income (loss) from operations .....................................        0.13          1.45          0.77
                                                                               -------       -------       -------
Accumulation unit value, end of year .....................................     $ 12.35       $ 12.22       $ 10.77
                                                                               =======       =======       =======
Total return (a) .........................................................        1.05%        13.43%         7.73%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $37,580       $31,995       $12,542
 Ratios of net investment income (loss) to average net assets (b) ........        8.79%        11.31%         5.46%

                                                                                    GLOBAL SECTOR SUB-ACCOUNT
                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                 1998          1997        1996 (f)
                                                                             -----------   -----------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $ 10.72       $ 10.51       $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................        0.17          0.69          0.04
  Net realized and unrealized gain (loss) on investment ..................        0.72         (0.48)         0.47
                                                                               -------       -------       -------
   Net income (loss) from operations .....................................        0.89          0.21          0.51
                                                                               -------       -------       -------
Accumulation unit value, end of year .....................................     $ 11.61       $ 10.72       $ 10.51
                                                                               =======       =======       =======
Total return (a) .........................................................        8.31%         1.99%         5.09%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $10,131       $10,344       $ 3,509
 Ratios of net investment income (loss) to average net assets (b) ........        1.48%         6.30%         0.59%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                                     VALUE EQUITY SUB-ACCOUNT
                                                                                           December 31,
                                                                             ----------------------------------------
                                                                                 1998           1997        1996 (f)
                                                                             ------------   -----------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $ 13.83        $ 11.21       $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................        0.91           0.08          0.02
  Net realized and unrealized gain (loss) on investment ..................       (1.76)          2.54          1.19
                                                                               -------        -------       -------
   Net income (loss) from operations .....................................       (0.85)          2.62          1.21
                                                                               -------        -------       -------
Accumulation unit value, end of year .....................................     $ 12.98        $ 13.83       $ 11.21
                                                                               =======        =======       =======
Total return (a) .........................................................       (6.10)%        23.30%        12.13%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $92,217        $97,272       $23,759
 Ratios of net investment income (loss) to average net assets (b) ........        6.63%          0.63%         0.33%

                                                                                INTERNATIONAL EQUITY
                                                                                    SUB-ACCOUNT
                                                                                    December 31,
                                                                             --------------------------
                                                                                 1998         1997 (g)
                                                                             ------------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $ 10.60        $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................       (0.15)         (0.06)
  Net realized and unrealized gain (loss) on investment ..................        1.35           0.66
                                                                               -------        -------
   Net income (loss) from operations .....................................        1.20           0.60
                                                                               -------        -------
Accumulation unit value, end of year .....................................     $ 11.80        $ 10.60
                                                                               =======        =======
Total return (a) .........................................................       11.28%          6.01%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $19,376        $11,141
 Ratios of net investment income (loss) to average net assets (b) ........       (1.31)%        (0.58)%

                                                                                    U.S. EQUITY
                                                                                    SUB-ACCOUNT
                                                                                   December 31,
                                                                             -------------------------
                                                                                 1998        1997 (g)
                                                                             -----------   -----------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $ 12.53       $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................        0.62          0.95
  Net realized and unrealized gain (loss) on investment ..................        2.03          1.58
                                                                               -------       -------
   Net income (loss) from operations .....................................        2.65          2.53
                                                                               -------       -------
Accumulation unit value, end of year .....................................     $ 15.18       $ 12.53
                                                                               =======       =======
Total return (a) .........................................................       21.16%        25.26%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $73,456       $26,822
 Ratios of net investment income (loss) to average net assets (b) ........        4.55%         7.99%

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT
                             FINANCIAL HIGHLIGHTS*
                              FOR THE YEAR ENDED

                                                                              THIRD AVENUE
                                                                                 VALUE
                                                                              SUB-ACCOUNT
                                                                              December 31,
                                                                                1998 (h)
                                                                             -------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................      $ 10.00
 Income from operations:
  Net investment income (loss) ...........................................        (0.09)
  Net realized and unrealized gain (loss) on investment ..................        (0.72)
                                                                                -------
   Net income (loss) from operations .....................................        (0.81)
                                                                                -------
Accumulation unit value, end of year .....................................      $  9.19
                                                                                =======
Total return (a) .........................................................        (8.13)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................      $ 9,419
 Ratios of net investment income (loss) to average net assets (b) ........        (1.03)%

                                                                              REAL ESTATE
                                                                               SECURITIES
                                                                              SUB-ACCOUNT
                                                                              December 31,
                                                                                1998 (i)
                                                                             -------------
CLASS B UNITS:
Accumulation unit value, beginning of year ...............................     $  10.00
 Income from operations:
  Net investment income (loss) ...........................................        (0.08)
  Net realized and unrealized gain (loss) on investment ..................        (1.49)
                                                                               --------
   Net income (loss) from operations .....................................        (1.57)
                                                                               --------
Accumulation unit value, end of year .....................................     $   8.43
                                                                               ========
Total return (a) .........................................................       (15.73)%
Ratios and supplemental data:
 Net assets at end of year (in thousands) ................................     $  1,324
 Ratios of net investment income (loss) to average net assets (b) ........        (1.41)%

NOTES TO FINANCIAL HIGHLIGHTS:

 * Per unit information has been computed using average units outstanding throughout each year.
(a)     Not annualized for periods less than one year.
(b)     Annualized for periods less than one year.
(c)     The inception date of this Sub-Account was March 1, 1994.
(d)     The inception date of this Sub-Account was January 3, 1995.
(e)     This Sub-Account option became effective May 1, 1996.
(f)     The inception date of this Sub-Account was May 1, 1996.
(g)     The inception date of this Sub-Account was January 2, 1997.
(h)     The inception date of this Sub-Account was January 2, 1998.
(i)     The inception date of this Sub-Account was May 1, 1998.

   The notes to the financial statements are an integral part of this report.

                          WRL SERIES ANNUITY ACCOUNT

                       NOTES TO THE FINANCIAL STATEMENTS

                               DECEMBER 31, 1998

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The WRL Series Annuity Account (the "Annuity Account"), was established as a variable accumulation deferred annuity separate account of Western Reserve Life Assurance Co. of Ohio ("WRL") and is registered as a unit investment trust ("Trust") under the Investment Company Act of 1940, as amended. The Annuity Account encompasses various contract types: the WRL Freedom Variable Annuity and the WRL Freedom Attainer ("Class A"); the WRL Freedom Bellwether, the WRL Freedom Conqueror, and the WRL Freedom Wealth Creator ("Class B"). Each contract type contains seventeen investment options referred to as sub-accounts. Each sub-account invests in the corresponding portfolio of the WRL Series Fund, Inc. (collectively referred to as the "Fund" and individually as a "Portfolio"), a registered management investment company under the Investment Company Act of 1940, as amended.

     The Fund has entered into annually renewable investment advisory agreements for each Portfolio with WRL Investment Management, Inc. ("WRL Management") as investment adviser. Costs incurred in connection with the advisory services rendered by WRL Management are paid by each Portfolio. WRL Management has entered into sub-advisory agreements with various management companies, some of which are affiliates of WRL. Each sub-adviser is compensated directly by WRL Management.

     On January 2, 1998 and May 1, 1998, WRL made initial contributions totaling $900,000 to the Annuity Account. The respective amounts of the contributions and units received are as follows:

Sub-Account                                        Contribution     Units
-----------------------------------------------   --------------   -------
   Third Avenue Value -- Class A ..............      $150,000      15,000
   Third Avenue Value -- Class B ..............      $150,000      15,000
   Real Estate Securities -- Class A ..........      $300,000      30,000
   Real Estate Securities -- Class B ..........      $300,000      30,000

     The Annuity Account sub-accounts hold assets to support the benefits under certain flexible payment variable accumulation deferred annuity contracts (the "Contracts") issued by WRL. The Annuity Account equity transactions are accounted for using the appropriate effective date at the corresponding accumulation unit value.

     The following significant accounting policies, which are in conformity with generally accepted accounting principles, have been consistently applied in the preparation of the Trust's financial statements. The preparation of financial statements required management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

                          WRL SERIES ANNUITY ACCOUNT

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

A. VALUATION OF INVESTMENTS AND SECURITIES TRANSACTIONS

     Investments in the Fund's shares are stated at the closing net asset value ("NAV") per share as determined by the Fund. Investment transactions are accounted for on the trade date at the Fund NAV next determined after receipt of sale or redemption orders without sales charges. Dividend income and capital gains distributions are recorded on the ex-dividend date. The cost of investments sold is determined on a first-in, first-out basis.

B. FEDERAL INCOME TAXES

     The operations of the Annuity Account are a part of and are taxed with the total operations of WRL, which is taxed as a life insurance company under the Internal Revenue Code. Under the current Internal Revenue Code, the investment income of the Annuity Account, including realized and unrealized capital gains, is not taxable to WRL. Accordingly, no provision for Federal income taxes has been made.

NOTE 2. CHARGES AND DEDUCTIONS

     Charges are assessed by WRL in connection with the issuance and administration of the Contracts.

A. CONTRACT CHARGES

     No deduction for sales expenses is made from the purchase payments. A contingent deferred sales charge may, however, be assessed against contract values when withdrawn or surrendered.

     On each anniversary through maturity date, WRL will deduct an annual contract charge as partial compensation for providing administrative services under the Contracts.

B. SUB-ACCOUNT CHARGES

     A daily charge is assessed to compensate WRL for assumption of mortality and expense risks and administrative services in connection with issuance and administration of the Contracts. This charge (not assessed at the individual contract level) effectively reduces the value of a unit outstanding during the year. The charge is 1.25% and 1.40% of average daily net assets for Class A and Class B respectively.

NOTE 3. DIVIDENDS AND DISTRIBUTIONS

     Dividends are not declared by the Annuity Account, since the increase in the value of the underlying investment in the Fund is reflected daily in the unit price used to calculate the equity value within the Annuity Account. Consequently, a dividend distribution by the underlying Fund does not change either the unit price or equity values within the Annuity Account.

                          WRL SERIES ANNUITY ACCOUNT

NOTE 4. SECURITIES TRANSACTIONS

     Securities transactions for the year ended December 31, 1998 are as follows (in thousands):

                                              Purchase of     Proceeds of
Sub-Account                                    Securities     Securities
------------------------------------------   -------------   ------------
   Money Market ..........................      $367,408       $325,384
   Bond ..................................        73,953         44,732
   Growth ................................       211,889        191,220
   Global ................................       147,870        113,198
   Strategic Total Return ................        67,667         42,974
   Emerging Growth .......................        99,470         75,879
   Aggressive Growth .....................       106,771         55,391
   Balanced ..............................        24,859         10,654
   Growth & Income .......................        36,832         16,008
   Tactical Asset Allocation .............        85,336         26,271
   C.A.S.E. Growth .......................        24,942         17,980
   Global Sector .........................         3,410          5,344
   Value Equity ..........................        61,347         54,729
   International Equity ..................        20,250         13,547
   U.S. Equity ...........................        73,939         27,750
   Third Avenue Value Equity (a) .........        21,084          4,758
   Real Estate Securities (b) ............         3,063          1,192

(a) The inception date of this Sub-Account was January 2, 1998.
(b) The inception date of this Sub-Account was May 1, 1998.

NOTE 5. OTHER MATTERS

     At December 31, 1998 net unrealized appreciation (depreciation) on investments was as follows (in thousands):

Sub-Account
--------------------------------------
   Money Market ......................  $       0
   Bond ..............................      1,463
   Growth ............................    706,637
   Global ............................    172,009
   Strategic Total Return ............     80,249
   Emerging Growth ...................    171,421
   Aggressive Growth .................    106,388
   Balanced ..........................      5,588
   Growth & Income ...................       (603)
   Tactical Asset Allocation .........      9,010
   C.A.S.E. Growth ...................     (4,379)
   Global Sector .....................         84
   Value Equity ......................    (12,843)
   International Equity ..............        675
   U.S. Equity .......................      7,688
   Third Avenue Value Equity .........       (624)
   Real Estate Securities ............        (68)

WRL Series Annuity Account

                                     PART C
                                OTHER INFORMATION

Item 24.         FINANCIAL STATEMENTS AND EXHIBITS


                 (a)  Financial Statements
                      The financial statements for the WRL Series Annuity Account and for Western Reserve Life Assurance Co. of Ohio ("Western Reserve") are included in Part B.

                 (b)  Exhibits
                      (1) Copy of resolution of the Board of Directors of Western Reserve establishing the Series Account 1/
                      (2)  Not Applicable
                      (3)  Distribution of Contracts
                           (a)  Form of Master Service and Distribution
                                Compliance Agreement 1/
                           (b) Amendment to Master Service and Distribution Compliance Agreement 4/
                           (c) Form of Broker/Dealer Supervisory and Service Agreement 4/
                           (d)  Principal Underwriting Agreement 4/
                           (e) First Amendment to Principal Underwriting Agreement 4/

                      (4)  (a)  Specimen Flexible Payment Variable Accumulation
                                Deferred Annuity Contract 5/
                           (b)  Guaranteed Minimum Income Benefit Rider
                                (GIB01) 6/

                      (5) Application for Flexible Payment Variable Accumulation Deferred Annuity Contract

                      (6)  (a)  Copy of Second Amended Articles of Incorporation
                                of Western Reserve 1/
                           (b) Copy of Amended Code of Regulations of Western Reserve 1/

                      (7)  Not Applicable

                      (8)  Not Applicable

                      (9) Opinion and Consent of Thomas E. Pierpan, Esq. as to Legality of Securities Being Registered

                     (10)  (a) Written Consent of Sutherland Asbill & Brennan
                               LLP
                           (b) Written Consent of Ernst & Young LLP
                           (c) Written Consent of PricewaterhouseCoopers LLP

                     (11)  Not Applicable

                     (12)  Not Applicable

                     (13)  Schedules for Computation of Performance
                           Quotations 2/

                     (14)  Not Applicable

                     (15)  (a) Powers of Attorney 1/
                           (b) Power of Attorney - James R. Walker 3/

-------------------------------------
1/ This exhibit was previously filed on Post-Effective Amendment No. 11 to Form N-4 dated April 20, 1998 (File No. 33-49556) and is incorporated herein by reference.
2/ This exhibit was previously filed on Post-Effective Amendment No. 28 to Form N-1A Registration Statement dated April 24, 1997 (File No. 33-507) and is incorporated herein by reference.
3/ This exhibit was filed on Post-Effective Amendment No. 7 to Form N-4 Registration Statement dated December 23, 1996 (File No. 33-49556) and is incorporated herein by reference.
4/ This exhibit was filed on Post-Effective Amendment No. 4 to the Form S-6 Registration Statement dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.

5/ This exhibit was filed on the Initial Registration Statement on Form N-4 dated August 9, 1999 (File No. 333-84773) and is incorporated herein by reference.
6/ This exhibit was filed on the Initial Registration Statement on Form N-4 dated July 12, 1999 (File No. 333-82705) and is incorporated herein by reference.


Item 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME                             PRINCIPAL BUSINESS ADDRESS             POSITION AND OFFICES WITH DEPOSITOR
----                             --------------------------             -----------------------------------
John R. Kenney                            (1)                           Chairman of the Board,
                                                                        Chief Executive Officer
                                                                        and President

Patrick S. Baird                 4333 Edgewood Rd. N.E.                 Director
                                 Cedar Rapids, Iowa 52499

Lyman H. Treadway                30195 Chagrin Boulevard                Director
                                 Suite 210N
                                 Cleveland, Ohio 44124

Jack E. Zimmerman                507 St. Michel Circle                  Director
                                 Kettering, Ohio  45429

James R. Walker                  3320 Office Park Drive                 Director
                                 Dayton, Ohio 45439

Alan M. Yaeger                            (1)                           Executive Vice President, Actuary and
                                                                        Chief Financial Officer

G. John Hurley                                                          Executive Vice President


William H. Geiger                         (1)                           Senior Vice President, Secretary,
                                                                        Corporate Counsel and Group Vice
                                                                        President - Compliance


Allan J. Hamilton                         (1)                           Vice President, Treasurer
                                                                        and Controller

-------------------------
(1)  570 Carillon Parkway, St. Petersburg, Florida  33716.

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

VERENGING AEGON - NETHERLANDS MEMBERSHIP ASSOCIATION
AEGON N.V. - NETHERLANDS CORPORATION  (51.16%)
  TRANSAMERICA CORPORATION AND SUBSIDIARIES (100%) (DE)
  AEGON NEDERLAND N.V. - NETHERLANDS CORPORATION (100%)
  AEGON NEVAK HOLDING B.V. - NETHERLANDS CORPORATION (100%)
  GRONINGER FINANCIERINGEN B.V. - NETHERLANDS CORPORATION (100%)
  AEGON INTERNATIONAL N.V. - NETHERLANDS CORPORATION (100%)
    VOTING TRUST - (TRUSTEES - K.J. STORM, DONALD J. SHEPARD, H.B. VAN WIJK,
      DENNIS HERSCH)(DE)

    AEGON U.S. HOLDING CORPORATION (DE) (100%)
      SHORT HILLS MANAGEMENT COMPANY (NJ) (100%)
      CORPA REINSURANCE COMPANY (NY) (100%)
      AEGON MANAGEMENT COMPANY (IN) (100%)
      RCC NORTH AMERICA INC. (DE) (100%)

    AEGON USA, INC. - HOLDING CO.  (IA) (100%)
      AEGON FUNDING CORP. (DE) (100%)
      FIRST AUSA LIFE INSURANCE COMPANY - INSURANCE HOLDING CO.  (MD) (100%)
        AUSA LIFE INSURANCE COMPANY, INC. - INSURANCE  (NY) (82.33%)
        LIFE INVESTORS INSURANCE COMPANY OF AMERICA - INSURANCE  (IA) (100%)
          BANKERS UNITED LIFE ASSURANCE COMPANY - INSURANCE  (IA) (100%)
          GREAT AMERICAN INSURANCE AGENCY, INC. (IA) (100%)
          LIFE INVESTORS ALLIANCE, LLC (DE) (100%)
        PFL LIFE INSURANCE COMPANY - INSURANCE  (IA) (100%)
          AEGON FINANCIAL SERVICES GROUP, INC. (MN) (100%)
          AEGON ASSIGNMENT CORPORATION OF KENTUCKY (KY) (100%)
          AEGON ASSIGNMENT CORPORATION (IL) (100%)
        SOUTHWEST EQUITY LIFE INSURANCE COMPANY - INSURANCE (AZ) (100%
           VOTING COMMON)
        IOWA FIDELITY LIFE INSURANCE COMPANY - INSURANCE (AZ) (100% VOTING
           COMMON) WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO - INSURANCE (OH) (100%)
        WRL INVESTMENT MANAGEMENT, INC. - INVESTMENT ADVISER (FL) (100%)
        WRL INVESTMENT SERVICES, INC. - TRANSFER AGENT (FL)(100%)
        WRL SERIES FUND, INC. - MUTUAL FUND (MD)
        ISI INSURANCE AGENCY, INC. AND SUBSIDIARIES (CA) (100%)
        AEGON EQUITY GROUP, INC. (FL) (100%)
        MONUMENTAL GENERAL CASUALTY COMPANY - INSURANCE (MD) (100%)
        UNITED FINANCIAL SERVICES, INC. - GENERAL AGENCY (MD) (100%)
        BANKERS FINANCIAL LIFE INSURANCE COMPANY - INSURANCE (AZ)
        THE WHITESTONE CORPORATION - INSURANCE AGENCY (MD) (100%)
        CADET HOLDING CORP. - HOLDING COMPANY (IA) (100%)
        MONUMENTAL GENERAL LIFE INSURANCE COMPANY OF PUERTO RICO (PR) (51%)

      AUSA HOLDING COMPANY - HOLDING COMPANY (MD) (100%)
        MONUMENTAL GENERAL INSURANCE GROUP, INC. - HOLDING COMPANY (MD) (100%) MONUMENTAL GENERAL ADMINISTRATORS, INC. (MD) (100%)
          EXECUTIVE MANAGEMENT AND CONSULTANT SERVICES, INC. - CONSULTING
            SERVICES (MD)(100%)
        TRIP MATE INSURANCE AGENCY, INC. (KS) (100%)
        MONUMENTAL GENERAL MASS MARKETING, INC. - MARKETING (MD) (100%)
        AUSA FINANCIAL MARKETS, INC. - MARKETING  (IA) (100%)

        ENDEAVOR GROUP (CA) (100%)
        ENDEAVOR MANAGEMENT COMPANY (CA) (100%)
        UNIVERSAL BENEFITS CORPORATION - THIRD PARTY ADMINISTRATOR (IA) (100%) INVESTORS WARRANTY OF AMERICA, INC. - PROVIDER OF AUTOMOBILE EXTENDED
          MAINTENANCE CONTRACTS (IA) (100%)
        MASSACHUSETTS FIDELITY TRUST COMPANY - TRUST COMPANY  (IA) (100%)
        MONEY SERVICES, INC. - FINANCIAL COUNSELING FOR EMPLOYEES AND AGENTS OF
          AFFILIATED COMPANIES  (DE) (100%)
        ORBA INSURANCE SERVICES, INC. (CA) (10.56%)
        ZAHORIK COMPANY, INC. - BROKER-DEALER  (CA) (100%)
          ZCI, INC. (AL) (100%)
        LONG, MILLER & ASSOCIATES, L.L.C. (CA) (33-1/3%)
        AEGON ASSET MANAGEMENT SERVICES, INC. (DE) (100%)
        INTERSECURITIES, INC. - BROKER-DEALER  (DE) (100%)
          ASSOCIATED MARINER FINANCIAL GROUP, INC. - HOLDING COMPANY (MI) (100%)
             MARINER FINANCIAL SERVICES, INC. - BROKER/DEALER (MI) (100%) ASSOCIATED MARINER AGENCY OF HAWAII, INC. - INSURANCE AGENCY (MI)
              (100%)
             ASSOCIATED MARINER AGENCY OF NEW MEXICO, INC. (MI) (100%)
        IDEX INVESTOR SERVICES, INC. - SHAREHOLDER SERVICES  (FL) (100%)
        IDEX MANAGEMENT, INC. - INVESTMENT ADVISER  (DE) (100%)
        IDEX MUTUAL FUNDS - MUTUAL FUND (MA)
        DIVERSIFIED INVESTMENT ADVISORS, INC. - INVESTMENT ADVISER (DE) (100%)
          DIVERSIFIED INVESTORS SECURITIES CORPORATION - BROKER-DEALER
            (DE)(100%)
        AEGON USA SECURITIES, INC. - BROKER-DEALER  (IA) (100%)
          AEGON USA MANAGED PORTFOLIOS, INC. - MUTUAL FUND  (MD)
        CREDITOR RESOURCES, INC. - CREDIT INSURANCE  (MI) (100%)
          CRC CREDITOR RESOURCES CANADIAN DEALER NETWORK INC. - INSURANCE AGENCY
            (CANADA)(100%)
          WEINER AGENCY, INC. (MD) (100%)
        AEGON USA INVESTMENT MANAGEMENT, INC. - INVESTMENT ADVISER (IA) (100%) AEGON USA REALTY ADVISORS, INC. - REAL ESTATE INVESTMENT SERVICES (IA)
          (100%)
          QSC HOLDING, INC. (DE) (100%)
          LANDAUER REALTY ADVISORS, INC. - REAL ESTATE COUNSELING (IA) (100%) LANDAUER ASSOCIATES, INC. - REAL ESTATE COUNSELING (DE) (100%) LANDAUER REALTY ASSOCIATES, INC. (TX) (100%)
          REALTY INFORMATION SYSTEMS, INC. - INFORMATION SYSTEMS FOR REAL ESTATE
            INVESTMENT MANAGEMENT  (IA) (100%)
          USP REAL ESTATE INVESTMENT TRUST - REAL ESTATE INVESTMENT TRUST (IA) RCC PROPERTIES LIMITED PARTNERSHIP (IA)

   Item 27.       NUMBER OF CONTRACTOWNERS

                  Because the offering has not yet commenced, there are no Contract owners.

   Item 28.       INDEMNIFICATION

                  Provisions exist under the Ohio General Corporation Law, the Second Amended Articles of Incorporation of Western Reserve and the Amended Code of Regulations of Western Reserve whereby Western Reserve may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                          OHIO GENERAL CORPORATION LAW

                    Section 1701.13 Authority of corporation.

         (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

              (a) Any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

              (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under divisions (E)(1) and (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (E)(1) and (2) of this section. Such determination shall be made as follows:

              (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

              (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years;

              (c) By the shareholders;

              (d) By the court of common pleas or the court in which such action, suit, or proceeding was brought.

         Any determination made by the disinterested directors under division
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit or proceeding referred to in divisions (E)(1) and (2) of this section, the articles or the regulations of a corporation state by specific reference to this division that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in divisions (E)(1) and
(2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

                   (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

                   (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

              (b) Expenses, including attorneys' fees incurred by a director, trustee, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (E)(1) and (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the directors in the specific case upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, if it ultimately is determined that he is entitled to be indemnified by the corporation.

         (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) A corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

         (8) The authority of a corporation to indemnify persons pursuant to divisions (E)(1) and (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5), (6), or
(7).

         (9) As used in this division, references to "corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

           SECOND AMENDED ARTICLES OF INCORPORATION OF WESTERN RESERVE

                                 ARTICLE EIGHTH

         EIGHTH: (1) The corporation may indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         (2) The corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that the court of common pleas, or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper.

         (3) To the extent that a director, trustee, officer, employee, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in sections (1) and (2) of this article, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

         (4) Any indemnification under sections (1) and (2) of this article, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, trustee, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in sections (1) and (2) of this article. Such determination shall be made (a) by a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with any such action, suit, or proceeding, or
(b) if such a quorum is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified within the past five years, or (c) by the shareholders, or (d) by the court of common pleas or the court in which such action, suit, or proceeding was brought. Any determination made by the disinterested directors under section (4)(a) or by independent legal counsel under section (4)(b) of this article shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under section (2) of this article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

         (5) Expenses, including attorneys' fees incurred in defending any action, suit, or proceeding referred to in sections (1) and (2) of this article, may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the directors in the specific case upon receipt of a written undertaking by or on behalf of the director, trustee, officer, employee, or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this article. If a majority vote of a quorum of disinterested directors so directs by resolution, said written undertaking need not be submitted to the corporation. Such a determination that a written undertaking need not be submitted to the corporation shall in no way affect the entitlement of indemnification as authorized by this article.

         (6) The indemnification provided by this article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles or the regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

         (7) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (8) As used in this section, references to "the corporation" include all constituent corporations in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, or agent of such a constituent corporation, or is or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation (including a subsidiary of this corporation), domestic or foreign, nonprofit or for profit, partnership, joint venture, trust, or other enterprise shall stand in the same position under this article with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

         (9) The foregoing provisions of this article do not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in such person's capacity as such, even though such person may also be an agent of this corporation. The corporation may indemnify such named fiduciaries of its employee benefit plans against all costs and expenses, judgments, fines, settlements or other amounts actually and reasonably incurred by or imposed upon said named fiduciary in connection with or arising out of any claim, demand, action, suit or proceeding in which the named fiduciary may be made a party by reason of being or having been a named fiduciary, to the same extent it indemnifies an agent of the corporation. To the extent that the corporation does not have the direct legal power to indemnify, the corporation may contract with the named fiduciaries of its employee benefit plans to indemnify them to the same extent as noted above. The corporation may purchase and maintain insurance on behalf of such named fiduciary covering any liability to the same extent that it contracts to indemnify.

                 AMENDED CODE OF REGULATIONS OF WESTERN RESERVE

                                    ARTICLE V

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Each Director, officer and member of a committee of this Corporation, and any person who may have served at the request of this Corporation as a Director, officer or member of a committee of any other corporation in which this Corporation owns shares of capital stock or of which this Corporation is a creditor (and his heirs, executors and administrators) shall be indemnified by the Corporation against all expenses, costs, judgments, decrees, fines or penalties as provided by, and to the extent allowed by, Article Eighth of the Corporation's Articles of Incorporation, as amended.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Western Reserve pursuant to the foregoing provisions or otherwise, Western Reserve has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Western Reserve of expenses incurred or paid by a director, officer or controlling person of Western Reserve in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Western Reserve will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.       PRINCIPAL UNDERWRITER

               (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Contracts. AFSG currently serves as principal underwriter for the PFL Endeavor VA Separate Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Wright Variable Annuity Account, the AUSA Endeavor Variable Annuity Account, Separate Account C of First Providian Life and Health Insurance Company, the Separate Account I, Separate Account II, and Separate Account V of Providian Life and Health Insurance Company, WRL Series Life Account, WRL Series Annuity Account B and AUSA Series Life Account.

               (b)  Directors and Officers of AFSG

     NAME           PRINCIPAL BUSINESS ADDRESS      POSITION AND OFFICES WITH UNDERWRITER
     ----           --------------------------      -------------------------------------
Larry N. Norman                (1)                  Director and President

Harvey E. Willis               (1)                  Vice President and Secretary

Lisa Wachendorf                (1)                  Compliance Officer

Debra C. Cubero                (1)                  Vice President

Gregory J. Garvin              (1)                  Vice President

Michael F. Lane                (1)                  Vice President

Sara J. Stange                 (1)                  Director and Vice President

Brenda K. Clancy               (1)                  Vice President

Michael G. Ayers               (1)                  Treasurer/Controller

Colleen S. Lyons               (1)                  Assistant Secretary

John F. Reesor                 (1)                  Assistant Secretary

Anne Spaes                     (1)                  Vice President

Priscilla I. Hechler           (2)                  Assistant Vice President and
                                                    Assistant Secretary
Thomas E. Pierpan              (2)                  Assistant Vice President and Assistant
                                                    Secretary

Richard C. Hicks               (2)                  Assistant Vice President and Assistant
                                                     Secretary

Nancy C. Hassett               (2)                  Assistant Secretary

Gina A. Babka                  (2)                  Assistant Secretary

--------------------------------------

(1)  4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)  570 Carillon Parkway, St. Petersburg, Florida 33716-1202

                  (c)    Compensation to Principal Underwriter

                         Not Applicable

   Item 30.       LOCATION OF ACCOUNTS AND RECORDS

                  All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Western Reserve, 570 Carillon Parkway, St. Petersburg, Florida 33716.

   Item 31.       MANAGEMENT SERVICES

                  Not Applicable

   Item 32.       UNDERTAKINGS

                  (a) Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the

                           Registration Statement are never
                           more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

                  (b) Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                  (c) Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

   Item 33.       SECTION 403(B)(11) REPRESENTATION

                  Registrant represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, Registrant is relying on the no-action letter issued by the Office of Insurance Products and Legal Compliance, Division of Investment Management, to the American Council of Life Insurance dated November 28, 1988 (Ref. No. IP-6-88), and that the provisions of paragraphs (1) - (4) thereof have been complied with.

                  TEXAS ORP REPRESENTATION

                  The Registrant intends to offer Contracts to participants in the Texas Optional Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) - (d) of that Rule.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 25TH day of OCTOBER, 1999.


                                   WRL SERIES ANNUITY ACCOUNT
                                   (Registrant)

                                   By:  /s/ JOHN R. KENNEY
                                      -----------------------------------------
                                   John R. Kenney, Chairman of the
                                   Board, Chief Executive Officer
                                   and President of Western Reserve Life
                                   Assurance Co. of Ohio

                                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                                   (Depositor)

                                   By:  /s/ JOHN R. KENNEY
                                      -----------------------------------------
                                   John R. Kenney, Chairman of the Board, Chief
                                   Executive Officer and President


         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


SIGNATURE                    TITLE                                   DATE
---------                    -----                                   ----


 /s/ JOHN R. KENNEY          Chairman of the Board,             October 25, 1999
------------------------     Chief Executive Officer
John R. Kenney               and President
                             (Principal Executive Officer)

 /s/ ALLAN J. HAMILTON        Vice President, Treasurer         October 25, 1999
------------------------      and Controller
Allan J. Hamilton

 /s/ ALAN M. YAEGER           Executive Vice President,         October 25, 1999
------------------------      Actuary and Chief Financial
Alan M. Yaeger                Officer

 /s/ PATRICK S. BAIRD         Director                          October 25, 1999
------------------------
Patrick S. Baird */

 /s/ LYMAN H. TREADWAY         Director                         October 25, 1999
------------------------
Lyman H. Treadway */

 /s/ JACK E. ZIMMERMAN         Director                         October 25, 1999
-------------------------
Jack E. Zimmerman */

 /s/ JAMES R. WALKER           Director                         October 25, 1999
-------------------------
James R. Walker */

*/s/ THOMAS E. PIERPAN
Signed by Thomas E. Pierpan
As Attorney-in-Fact

                                  EXHIBIT INDEX



EXHIBIT NO.     DESCRIPTION OF EXHIBIT
-----------     ----------------------
    5           Application for Flexible Payment Variable Accumulation Deferred
                Annuity Contract

    9 Opinion and Consent of Thomas E. Pierpan, Esq. as to Legality of Securities Being Registered

   10(a)        Written Consent of Sutherland Asbill & Brennan LLP

   10(b)        Written Consent of Ernst & Young LLP

   10(c)        Written Consent of PricewaterhouseCoopers LLP